


13001233


APOLLO
COMMERCIAL REAL ESTATE FINANCE

2012 ANNUAL REPORT


APOLLO
COMMERCIAL REAL ESTATE FINANCE

Dear Fellow Stockholders,

2012 was a year of significant capital formation and portfolio growth for Apollo Commercial Real Estate Finance, Inc. (NYSE:ARI), set against a backdrop of improving fundamentals in the commercial real estate markets. We executed on several initiatives, including diversifying our investment portfolio and extending portfolio duration, expanding our capital base and lowering our cost of financing. Importantly, we achieved our main goal of delivering stockholder value, and I am pleased to report that the cumulative total return to our stockholders in 2012 was 36%, comprised of capital appreciation and dividends of $1.60 per common share.

Market Overview

The commercial real estate sector continued its recovery in 2012, a year in which we saw a strengthening commercial mortgage backed securities ("CMBS") market and improving operating fundamentals across the industry. Transaction volume for commercial real estate sales in 2012 reached $147 billion, which was a 24% increase over commercial real estate sales volume in 2011. Investor demand was driven by improving market fundamentals and attractive yields relative to other asset classes. Distressed sales comprised only 11.5% of observed trades in December 2012, the lowest level witnessed since the end of 2008.

The increase in transaction volume led to an overall increase in financing volume as well. US CMBS issuance in 2012 was $48 billion, a 37% increase over 2011. 2013 is already shaping up to be a strong year, with over $15.9 billion of CMBS issued through the end of February and with total issuance expected to reach $65 billion for the year.

A Review of ARI's Year

The strength in the commercial real estate market experienced in 2012 contributed to us having a very successful year. Our focus remained on identifying opportunities across our target asset classes that provide attractive, risk adjusted returns. We worked very diligently to enhance our deal sourcing capabilities by making sure we are a first call relationship for many conduit lenders, balance sheet lenders and mortgage brokers, effectively becoming a co-originator of choice for a piece of larger financings. We also continued to benefit from the deep relationships that Apollo Global Management, the indirect owner of our Manager, has built with many of the key players in the real estate finance market. We believe we have built a solid reputation as a reliable lender with the capabilities to underwrite complex transactions.

As a result, we completed over $264 million of new transactions in 2012 with a weighted average underwritten IRR of approximately 13%, representing $215 million of committed equity. The transactions embodied a broad range of investments, including first mortgages, CMBS and subordinate loans, and further diversified our portfolio, which had a total amortized cost of $669 million, a weighted average duration of 3.1 years and a levered weighted average underwritten IRR of 14.1% at December 31, 2012.

Funding for new transactions came from a combination of capital recycling, a modest use of leverage and the proceeds from two capital raises. Our total stockholders' equity increased 62% in 2012. In August, we completed an underwritten public offering of 3.4 million shares of the Company's 8.625% Series A Cumulative Redeemable Perpetual Preferred Stock, generating net proceeds of approximately $83.1 million. In October, we completed a common equity offering, issuing 7.4 million shares of stock and generating net proceeds of $124.1 million. These offerings enabled us to raise capital for new investments while preserving our book value per share.

Shifting over to the other side of our balance sheet, ARI made considerable changes to our financing facilities in 2012, which resulted in a lower overall cost of capital. In January, we refinanced our TALF debt, which generated $14.1 million of additional investable capital, lowered the weighted average cost of funds by approximately 70 basis points and extended the term of the debt through August 2013. In May, we amended our repurchase facility with JPMorgan, which reduced the interest rate by 50 basis points to LIBOR + 2.50%. In the first quarter of 2013, we extended the JPMorgan facility for a term of two years. In addition, we amended our facility with Wells Fargo, reducing the borrowing rate for our Hilton CMBS to LIBOR+1.75% and reducing the borrowing rate for our AAA CMBS to LIBOR+1.05%. We also extended the term of our outstanding borrowings under the Wells Fargo facility for our AAA CMBS to March 2014.

For the year ended December 31, 2012, we reported Operating Earnings of $33.9 million, or $1.50 per share, representing a per share increase of 2% as compared to Operating Earnings of $28.1 million, or $1.47 per share for the year ended December 31, 2011. Net income available to common stockholders for the year ended December 31, 2012 was $37.1 million, or $1.64 per share, as compared to net income of $25.9 million, or $1.35 per share, for the year ended December 31, 2011.

As a result of our diligent efforts in 2012, we are well positioned for success in 2013. Since the beginning of the year, we have closed three new transactions totaling approximately $103 million. In March, we completed a common stock offering and raised net proceeds of approximately $148.5 million. Our investment pipeline is strong, our balance sheet is healthy and the credit quality of our portfolio is stable. We see considerable opportunities in our core businesses and we look forward to reporting our progress to you throughout the year. As always, we appreciate the continued support of our stockholders.

Sincerely,



Stuart Rothstein
Chief Executive Officer and President
Apollo Commercial Real Estate Finance, Inc.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2012

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _________ to _________

Commission File Number: 1-34452

APOLLO COMMERCIAL REAL ESTATE FINANCE, INC.
(Exact name of registrant as specified in its charter)

Maryland **(State or other jurisdiction of incorporation or organization)**	**27-0467113** **(I.R.S. Employer Identification No.)**
c/o Apollo Global Management, LLC **9 West 57th Street, 43rd Floor** **New York, New York** **(Address of principal executive offices)**	**10019** **(Zip Code)**

(212) 515-3200
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Common Stock, $0.01 par value	New York Stock Exchange
8.625% Series A Cumulative Redeemable Perpetual Preferred Stock, $0.01 par value, $25.00 mandatory liquidation preference	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§ 229.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☒
Non-accelerated filer ☐	Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

As of June 30, 2012, the aggregate market value of the registrant's common stock held by non-affiliates of the registrant was $279,618,000 based on the closing sales price of our common stock on such date as reported on the New York Stock Exchange.

On February 28, 2013, the registrant had a total of 28,044,106 shares of Common Stock outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's proxy statement for the 2013 annual meeting of stockholders scheduled to be held on or about May 2, 2013 are incorporated by reference into Part III of this annual report on Form 10-K.

TABLE OF CONTENTS

PART I

PART II

PART III

PART IV

FORWARD-LOOKING STATEMENTS

The Company makes forward-looking statements in this annual report on Form 10-K within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, (the "Exchange Act"). For these statements, the Company claims the protections of the safe harbor for forward-looking statements contained in such Section. Forward-looking statements are subject to substantial risks and uncertainties, many of which are difficult to predict and are generally beyond the Company's control. These forward-looking statements include information about possible or assumed future results of the Company's business, financial condition, liquidity, results of operations, plans and objectives. When the Company uses the words "believe," "expect," "anticipate," "estimate," "plan," "continue," "intend," "should," "may" or similar expressions, it intends to identify forward-looking statements. Statements regarding the following subjects, among others, may be forward-looking: market trends in the Company's industry, interest rates, real estate values, the debt securities markets or the general economy or the demand for commercial real estate loans; the Company's business and investment strategy; the Company's operating results; actions and initiatives of the U.S. government and changes to U.S. government policies and the execution and impact of these actions, initiatives and policies; the state of the U.S. economy generally or in specific geographic regions; economic trends and economic recoveries; the Company's ability to obtain and maintain financing arrangements, including securitizations; the anticipated shortfall of debt financing from traditional lenders; the volume of short-term loan extensions; the demand for new capital to replace maturing loans; expected leverage; general volatility of the securities markets in which the Company participates; changes in the value of the Company's assets; the scope of the Company's target assets; interest rate mismatches between the Company's target assets and any borrowings used to fund such assets; changes in interest rates and the market value of the Company's target assets; changes in prepayment rates on the Company's target assets; effects of hedging instruments on the Company's target assets; rates of default or decreased recovery rates on the Company's target assets; the degree to which hedging strategies may or may not protect the Company from interest rate volatility; impact of and changes in governmental regulations, tax law and rates, accounting guidance and similar matters; the Company's ability to maintain its qualification as a real estate investment trust for U.S. federal income tax purposes; the Company's ability to remain excluded from registration under the Investment Company Act of 1940 (the "1940 Act"); the availability of opportunities to acquire commercial mortgage-related, real estate-related and other securities; the availability of qualified personnel; estimates relating to the Company's ability to make distributions to its stockholders in the future; and the Company's understanding of its competition.

The forward-looking statements are based on the Company's beliefs, assumptions and expectations of its future performance, taking into account all information currently available to it. Forward-looking statements are not predictions of future events. These beliefs, assumptions and expectations can change as a result of many possible events or factors, not all of which are known to the Company. Some of these factors are described in "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" of this annual report on Form 10-K. These and other risks, uncertainties and factors, including those described in the annual, quarterly and current reports that the Company files with the Securities and Exchange Commission ("SEC"), could cause its actual results to differ materially from those included in any forward-looking statements the Company makes. All forward-looking statements speak only as of the date they are made. New risks and uncertainties arise over time and it is not possible to predict those events or how they may affect us. Except as required by law, the Company is not obligated to, and does not intend to, update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. See Item 1A, "Risk Factors" of this annual report on Form 10-K.

In this annual report on Form 10-K, references to "ARI," "Company," "we," "us," or "our" refer to Apollo Commercial Real Estate Finance, Inc. and its subsidiaries; references to the Company's "Manager" refer to ACREFI Management, LLC, an indirect subsidiary of Apollo Global Management, LLC, unless specifically stated otherwise or the context otherwise indicates.

PART I

Item 1. Business.

All currency figures expressed herein are expressed in thousands, except share or per share amounts.

GENERAL

Apollo Commercial Real Estate Finance, Inc. is a real estate investment trust ("REIT") that primarily originates, acquires, invests in and manages performing commercial first mortgage loans, commercial mortgage-backed securities ("CMBS"), subordinate financings and other commercial real estate-related debt investments in the United States. These asset classes are referred to as the Company's target assets.

The Company is externally managed and advised by ACREFI Management, LLC (the "Manager"), an indirect subsidiary of Apollo Global Management, LLC, together with its subsidiaries, "Apollo", a leading global alternative investment manager with a contrarian and value oriented investment approach in private equity, credit-oriented capital markets and real estate. Apollo had total assets under management of $113.4 billion as of December 31, 2012. The Manager is led by an experienced team of senior real estate professionals who have significant experience in commercial property investing, financing and ownership. The Manager benefits from the investment, finance and managerial expertise of Apollo's private equity, credit-oriented capital markets and real estate investment professionals. The Company believes its relationship with Apollo provides the Company with significant advantages in sourcing, evaluating, underwriting and managing investments in the Company's target assets.

The Company's principal business objective is to make investments in its target assets in order to provide attractive risk adjusted returns to its stockholders over the long term, primarily through dividends and secondarily through capital appreciation. At December 31, 2012, the Company held a diversified portfolio comprised of approximately $142,921 of commercial mortgage loans, $246,246 of subordinate loans and $6,598 of repurchase agreements, $205,327 of AAA-rated CMBS and $73,561 of CMBS for which the obligors are certain special purpose entities formed to hold substantially all of the assets of Hilton Worldwide, Inc. (the "Hilton CMBS"). The Company has financed this portfolio at December 31, 2012 with $225,155 of borrowings under the Company's master repurchase agreement with Wells Fargo Bank, N.A. ("Wells Fargo") (the "Wells Facility") collateralized by the Company's AAA-rated and Hilton CMBS and $3 of borrowings under the Company's $100,000 repurchase facility with JPMorgan Chase Bank, N.A. ("JPMorgan") (the "JPMorgan Facility").

The Company is a Maryland corporation that was organized in 2009 and has elected to be taxed as a REIT, for U.S. federal income tax purposes, commencing with its year ended December 31, 2009. The Company generally is not subject to U.S. federal income taxes on its taxable income to the extent that it annually distributes its net taxable income to stockholders and maintains its intended qualification as a REIT. The Company also operates its business in a manner intended to allow it to continue to be excluded from registration as an investment advisor under the 1940 Act.

INVESTMENT STRATEGY

To identify attractive opportunities within its target assets, the Company relies on the expertise of the Manager and its affiliates as well as their platform which integrates real estate experience with private equity and capital markets, in transaction sourcing, underwriting, execution, as well as asset operation, management and disposition. In the near-to-medium term, the Company expects to continue to deploy its capital through the origination and acquisition of senior performing commercial mortgage loans, CMBS, subordinate financings and other commercial real-estate related debt investments at attractive risk-adjusted yields.

The Company targets investments that are secured by institutional quality real estate. The Company's underwriting includes a focus on stressed in-place cash flows, debt yields, debt service coverage ratios, loan-to-values, property quality and market and sub-market dynamics. The Company also expects the Manager to take advantage of opportunistic pricing dislocations created by distressed sellers or distressed capital structures where a lender or holder of a loan or security is in a compromised situation due to the relative size of its portfolio, the magnitude of nonperforming loans, or regulatory/rating agency issues driven by potential capital adequacy or concentration issues. In pursuing investments with attractive risk-reward profiles, the Company incorporates its views of the current and future economic environment, its outlook for real estate in general and particular asset classes and its assessment of the risk-reward profile derived from its underwriting and cash flow analysis, including taking into account relative valuation, supply and demand fundamentals, the level of interest rates, the shape of the yield curve, prepayment rates, financing and liquidity, real estate prices, delinquencies, default rates, recovery of various sectors and vintage of collateral. In general, the Company pursues a value-driven approach to underwriting and diligence, consistent with the historical investment strategy of the Manager and its affiliates. Each prospective investment receives a rigorous, credit-oriented evaluation towards determining the risk/return profile of the opportunity and the appropriate pricing and structure for the prospective investment. On the Company's behalf, the Manager has implemented underwriting standards founded on fundamental market and credit analyses with a focus on current and sustainable cash flows. These underwriting standards place a particular emphasis on due diligence of the sponsor/borrower. All investment decisions are made with a view to maintaining the Company's qualification as a REIT and its exclusion from registration under the 1940 Act.

FINANCING STRATEGY

The Company uses borrowings as part of its financing strategy. The Company expects the amount of leverage it uses to be consistent with the Company's intention of keeping total borrowings within a conservative range, as determined by the Manager, taking into account a variety of factors, which may include the anticipated liquidity and price volatility of target assets in the Company's investment portfolio, the potential for losses and extension risk in the Company's investment portfolio, the gap between the duration of assets and liabilities, including hedges, the availability and cost of financing the assets, the creditworthiness of the Company's financing counterparties, the health of the U.S. economy and commercial and residential mortgage markets, the outlook for the level, slope, and volatility of interest rate movement, the credit quality of the Company's target assets and the type of collateral underlying these target assets. In utilizing leverage, the Company seeks to enhance equity returns while limiting interest rate exposure. In addition to current repurchase facilities, the Company may access additional repurchase facilities and more traditional borrowings such as credit facilities. At December 31, 2012, the Company had $225,155 of borrowings outstanding under the Wells Facility and $3 of borrowings outstanding under the JPMorgan Facility.

To the extent market conditions improve and markets stabilize over time, the Company may increase its borrowing levels. In the future, the Company may also seek to raise further equity capital or issue debt securities in order to fund future investments. See Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations" for a further discussion of the Company's borrowings as of December 31, 2012.

From time to time, the Company may utilize derivative financial instruments to hedge the interest rate risk associated with its borrowings. Under the U.S. federal income tax laws applicable to REITs, the Company generally will be able to enter into certain transactions to hedge indebtedness it may incur, or plans to incur, to acquire or carry real estate assets, although the total gross income from interest rate hedges that does not meet this requirement and other non-qualifying sources generally must not exceed 5% of the Company's gross income.

The Company also may engage in a variety of interest rate management techniques that seek to mitigate changes in interest rates or other potential influences on the values of its assets. The U.S. federal income tax rules applicable to REITs may require us to implement certain of these techniques through a domestic taxable REIT subsidiary ("TRS") that is fully subject to federal corporate income taxation.

The Company may attempt to reduce interest rate risk and to minimize exposure to interest rate fluctuations through the use of match funded financing structures, when appropriate, whereby the Company may seek (1) to match the maturities of its debt obligations with the maturities of its assets and (2) to match the interest rates on its assets with like-kind debt (i.e., the Company may finance floating rate assets with floating rate debt and fixed-rate assets with fixed-rate debt), directly or through the use of interest rate swap agreements, interest rate cap agreements, or other financial instruments, or through a combination of these strategies. The Company expects these instruments will allow it to minimize, but not eliminate, the risk that the Company may have to refinance its liabilities before the maturities of its assets and to reduce the impact of changing interest rates on its earnings.

See Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations" for a discussion of the Company's borrowings under repurchase agreements as of December 31, 2012.

CORPORATE GOVERNANCE

The Company strives to maintain an ethical workplace in which the highest standards of professional conduct are practiced.

- The Company's Board is composed of a majority of independent directors. The Audit, Nominating and Corporate Governance and Compensation Committees are composed exclusively of independent directors.
- In order to foster the highest standards of ethics and conduct in all business relationships, the Company has adopted a Code of Business Conduct and Ethics and Corporate Governance Guidelines, which cover a wide range of business practices and procedures that apply to all of its directors and officers. In addition, the Company has implemented Whistle Blowing Procedures for Accounting and Auditing Matters (the "Whistleblower Policy") that set forth procedures by which Covered Persons (as defined in the Whistleblower Policy) may raise, on a confidential basis, concerns regarding, among other things, any questionable or unethical accounting, internal accounting controls or auditing matters with the Audit Committee. Third parties, such as clients, shareholders or competitors of the Company may also report a good faith complaint regarding such matters.
- The Company has an insider trading policy that prohibits any of its directors or employees, partners, directors and officers of Apollo, as well as others, from buying or selling the Company's securities on the basis of material nonpublic information.

COMPETITION

The Company's net income depends, in part, on management's ability to acquire assets at favorable spreads over its borrowing costs. In acquiring target assets, the Company competes with other REITs, specialty finance companies, savings and loan associations, banks, mortgage bankers, insurance companies, mutual funds, institutional investors, investment banking firms, financial institutions, governmental bodies and other entities. In addition, there are other REITs with similar asset acquisition objectives and others may be organized in the future. These other REITs will increase competition for the available supply of mortgage assets suitable for purchase and origination. These competitors may be significantly larger than the Company, have access to greater capital and other resources or may have other advantages. In addition, some competitors may have higher risk tolerances or different risk assessments, which could allow them to consider a wider variety of investments, and establish more relationships, than the Company. Current market conditions may attract more competitors, which may increase the competition for sources of investment and financing. An increase in the competition for sources of funding could adversely affect the availability and cost of financing, and thereby adversely affect the market price of the Company's common stock.

EMPLOYEES; STAFFING

The Company has no employees and is managed by the Manager pursuant to the management agreement between the Manager and the Company, dated as of September 23, 2009 (the "Management Agreement"). All of the Company's officers are employees of the Manager or its affiliates.

IRAN RELATED ACTIVITIES

Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 ("ITRA") added a new subsection (r) to section 13 of the Exchange Act, requiring an issuer to disclose in its annual or quarterly reports whether it or any of its affiliates have knowingly engaged in specified activities or transactions relating to Iran, including activities not prohibited by U.S. law and conducted outside the U.S. by non-U.S. affiliates in compliance with local law. The Company has been advised that, as of February 12, 2013, certain investment funds affiliated with Apollo Global Management, LLC beneficially owned approximately 19.6% of the ordinary shares of LyondellBasell Industries N.V. ("LyondellBasell") and have certain director nomination rights. Because of the relationship with the Manager, which is an indirect subsidiary and is considered to be an affiliate of Apollo Global Management, LLC, the Company may be considered to be an affiliate of LyondellBasell since the Company and Lyondell may be deemed to be under the common control of Apollo Global Management, LLC. However, this disclosure is not meant to be an admission that such common control exists. As a result, it appears that the Company is required to provide the disclosures set forth below pursuant to Section 219 of ITRA and Section 13(r) of the Exchange Act. It should therefore be noted that the Annual Report on Form 10-K for the year ended December 31, 2012 filed by LyondellBasell with the SEC on February 12, 2013 contained the disclosure set forth below (with all references contained therein to the "Company" being references to LyondellBasell and its consolidated subsidiaries).

The disclosure below does not relate to any activities conducted by the Company and does not involve the Company, the Company's management or the Manager. The disclosure relates solely to activities conducted by LyondellBasell and its consolidated subsidiaries.

"Disclosure pursuant to Section 219 of the Iran Threat Reduction & Syria Human Rights Act

Certain non-U.S. subsidiaries of our predecessor, LyondellBasell AF, licensed processes to construct and operate manufacturing plants in Iran that produce polyolefin plastic material, which is used in the packaging of household and consumer goods. The subsidiaries also provided engineering support and supplied catalyst products to be used in these manufacturing operations. In 2009, the Company made the decision to suspend the pursuit of any new business dealings in Iran. As previously disclosed by the Company, in 2010, our management made the further decision to terminate all business by the Company and its direct and indirect subsidiaries with the government, entities and individuals in Iran. The termination was made in accordance with all applicable laws and with the knowledge of U.S. Government authorities. As part of the termination, we entered into negotiations with Iranian counterparties in order to exit our contractual obligations. As described below, two transactions occurred under settlement agreements in early 2012, although the agreements to cease our activities with these counterparties were entered into in 2011. In January 2012, one of our non-U.S. subsidiaries received a final payment of approximately €3.5 million for a shipment of catalyst from an entity that is 50% owned by the National Petrochemical Company of Iran. Our shipment of the catalyst was in February 2012 as part of the agreement related to our termination and cessation of all business under agreements with the counterparty. In

2012, the gross revenue from this limited activity was approximately, €4.2 million and profit attributable to it was approximately, €2.4 million. In January and February of 2012, one of the Company's non-U.S. subsidiaries provided certain engineering documents relating to a polyolefin plastic process to a licensee comprising three Iranian companies, one of which is 20% owned by the National Oil Company of Iran. The provision of documents was the Company's final act with respect to the termination and cessation of all business under agreements with the counterparties. No gross revenue or profit was attributable to this activity in 2012. The transactions disclosed in this report do not constitute violations of applicable anti-money laundering laws or sanctions laws administered by the U.S. Department of the Treasury, Office of Foreign Assets Control (OFAC), and are not the subject of any enforcement actions under the Iran sanction laws. We have not conducted, and do not intend to conduct, any further business activities in Iran or with Iranian counterparties."

AVAILABLE INFORMATION

The Company maintains a website at www.apolloreit.com and makes available, free of charge, on the Company's website (a) the annual report on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K (including any amendments thereto), proxy statements and other information (collectively, the "Company Documents") filed with, or furnished to, the SEC, as soon as reasonably practicable after such documents are so filed or furnished, (b) Corporate Governance Guidelines, (c) Code of Business Conduct and Ethics and (d) written charters of the Audit Committee, Compensation Committee and Nominating and Corporate Governance Committee of the Board. The Company's documents filed with, or furnished to, the SEC are also available at the SEC's website at www.sec.gov. The Company provides copies of its Corporate Governance Guidelines and Code of Business Conduct and Ethics, free of charge, to stockholders who request it. Requests should be directed to Investor Relations at Apollo Commercial Real Estate Finance, Inc., c/o Apollo Global Management, LLC, 9 West 57th Street, 43rd Floor, New York, New York 10019.

Item 1A. Risk Factors.

All currency figures expressed herein are expressed in thousands, except share or per share amounts.

The Company's business and operations are subject to a number of risks and uncertainties, the occurrence of which could adversely affect its business, financial condition, results of operations and ability to make distributions to stockholders and could cause the value of the Company's capital stock to decline.

RISKS RELATED TO THE COMPANY'S RELATIONSHIP WITH ITS MANAGER

The Company does not have a policy that expressly prohibits its directors, officers, security holders or affiliates from engaging for their own account in business activities of the types conducted by the Company.

The Company does not have a policy that expressly prohibits its directors, officers, security holders or affiliates from engaging for their own account in business activities of the types conducted by the Company. However, the Company's code of business conduct and ethics contains a conflicts of interest policy that prohibits its directors and executive officers, as well as personnel of the Manager or Apollo who provide services to the Company, from engaging in any transaction that involves an actual conflict of interest with the Company without the approval of a majority of the Company's independent directors. In addition, the Management Agreement does not prevent the Manager and its affiliates from engaging in additional management or investment opportunities, some of which could compete with the Company.

There are various conflicts of interest in the Company's relationship with Apollo which could result in decisions that are not in the best interests of the Company's stockholders. The ability of the Manager and its officers and employees to engage in other business activities may reduce the time the Manager spends managing the Company's business.

The Company is subject to conflicts of interest arising out of its relationship with Apollo, including the Manager. In the future, the Company may enter into additional transactions with Apollo and other Apollo vehicles. In particular, the Company may invest in, or acquire, certain of its investments through joint ventures with Apollo or its affiliates or purchase assets from, sell assets to or arrange financing from or provide financing to other Apollo vehicles. Any such transactions will require approval by a majority of the Company's independent directors. In certain instances the Company may invest alongside other Apollo vehicles in different parts of the capital structure of the same issuer. Depending on the size and nature of such investment, such transactions may require approval by a majority of the Company's independent directors. There can be no assurance that any procedural protections will be sufficient to assure that these transactions will be made on terms that will be at least as favorable to the Company as those that would have been obtained in an arm's length transaction.

In addition to the Company, an affiliate of the Manager manages other investment vehicles whose core investment strategies focus on one or more of the Company's target asset classes. To the extent such other Apollo vehicles or other vehicles that may be organized in the future seek to acquire the same target assets as the Company, the scope of opportunities otherwise available to the Company may be adversely affected and/or reduced.

The Manager and Apollo have an investment allocation policy in place that is intended to ensure that every Apollo vehicle, including the Company, is treated in a manner that, over time, is fair and equitable. According to this policy, investments may be allocated by taking into account factors, including but not limited to, available capital and net asset value of the investment vehicles, suitability of the investment, order size, investment objectives, permitted leverage and available financing, current income expectations, the size, liquidity and duration of the available investment, seniority and other capital structure considerations and the tax implications of an investment. The investment allocation policy may be amended by the Manager and Apollo at any time without the Company's consent.

In addition to the fees payable to the Manager under the Management Agreement, the Manager and its affiliates may benefit from other fees paid to it in respect of the Company's investments. For example, if the Company seeks to securitize its commercial mortgage loans, Apollo and/or the Manager may act as collateral manager. In any of these or other capacities, Apollo and/or the Manager may receive market based fees for their roles, but only if approved by a majority of the Company's independent directors.

Further, certain of the Company's officers and directors, and the officers and other personnel of the Manager, also serve or may serve as officers, directors or partners of other Apollo vehicles. Accordingly, the ability of the Manager and its officers and employees to engage in other business activities may reduce the time the Manager spends managing the Company's business. Further, the officers and other personnel of the Manager may be called upon to provide managerial assistance to other Apollo vehicles. These demands on their time may reduce the time the Company's officers and officers of the Manager may have available to spend managing the Company's business and distract them or slow the rate of investment.

The Manager's and Apollo's liability is limited under the Management Agreement, and the Company has agreed to indemnify the Manager against certain liabilities. As a result, the Company could experience poor performance or losses for which the Manager would not be liable.

Pursuant to the Management Agreement, the Manager does not assume any responsibility other than to render the services called for thereunder and is not responsible for any action of the Company's board of directors in following or declining to follow its advice or recommendations. Under the terms of the Management

Agreement, the Manager, its officers, members, managers, directors, personnel, any person controlling or controlled by the Manager and any person providing services to the Manager (including Apollo) are not liable to the Company, any subsidiary of the Company, the Company's stockholders or partners or any subsidiary's stockholders or partners for acts or omissions performed in accordance with and pursuant to the Management Agreement, except by reason of acts constituting bad faith, willful misconduct, gross negligence, or reckless disregard of their duties under the Management Agreement. In addition, the Company has agreed to indemnify the Manager, its officers, stockholders, members, managers, directors, personnel, any person controlling or controlled by the Manager and any person providing services to the Manager (including Apollo) with respect to all expenses, losses, damages, liabilities, demands, charges and claims arising from acts of the Manager not constituting bad faith, willful misconduct, gross negligence, or reckless disregard of duties, performed in good faith in accordance with and pursuant to the Management Agreement.

Under the management agreement, the Manager has a contractually defined duty to us rather than a fiduciary duty.

Under the management agreement, the Manager maintains a contractual as opposed to a fiduciary relationship with the Company that limits its obligations to the Company to those specifically set forth in the agreement.

The Manager's failure to make investments on favorable terms that satisfy the Company's investment strategy and otherwise generate attractive risk-adjusted returns would materially and adversely affect the Company.

The Company's ability to achieve its investment objectives depends on its ability to grow, which depends, in turn, on the management team of the Manager and its ability to identify and to make investments on favorable terms that meet the Company's investment criteria as well as on the Company's access to financing on acceptable terms. The Company's ability to grow is also dependent upon the Manager's ability to successfully hire, train, supervise and manage new personnel. The Company may not be able to manage growth effectively or to achieve growth at all. Any failure to manage the Company's future growth effectively could have a material adverse effect on the Company's business, financial condition and results of operations.

The Management Agreement was negotiated between related parties and its terms, including fees payable to the Manager, may not be as favorable to the Company as if they had been negotiated with an unaffiliated third party.

The Management Agreement was negotiated between related parties and its terms, including fees payable to the Manager may not be as favorable to the Company as if they had been negotiated with an unaffiliated third party. In addition, the Company may choose not to enforce, or to enforce less vigorously, its rights under the Management Agreement because of its desire to maintain an ongoing relationship with the Manager. The ability of the Manager and its officers and employees to engage in other business activities may reduce the time the Manager spends managing the Company.

The termination of the Management Agreement may be difficult and costly, which may adversely affect the Company's inclination to end its relationship with the Manager.

Termination of the Management Agreement with the Manager without cause is difficult and costly. The Management Agreement provides that, in the absence of cause, it may only be terminated by the Company after the third anniversary of the closing of the initial public offering, upon the vote of at least two thirds of the Company's independent directors based upon: (i) the Manager's unsatisfactory performance that is materially detrimental to the Company, or (ii) a determination that the management fees payable to the Manager are not fair, subject to the Manager's right to prevent termination based on unfair fees by accepting a reduction of management fees agreed to by at least two thirds of the Company's independent directors. The Manager will be provided 180 days prior notice of any such termination. Additionally, upon a termination by the Company without cause (or upon a termination by the Manager due to the Company's material breach), the Management Agreement provides that the Company will pay the Manager a termination payment equal to three times the average annual base management fee earned by the Manager during the 24 month period prior to such termination, calculated as of the end of the most recently completed fiscal quarter. This provision increases the effective cost to the Company of electing not to renew, or defaulting in its obligations under, the Management Agreement, thereby adversely affecting the Company's inclination to end its relationship with the Manager, even if the Company believes the Manager's performance is not satisfactory.

The current term of the Management Agreement expires on September 29, 2013, and is automatically renewed for successive one-year terms on each anniversary thereafter; provided, however, that either the Company, under the certain limited circumstances, described above, which would require the Company to pay the fee described above, or the Manager may terminate the Management Agreement annually upon 180 days prior notice. If the Management Agreement is terminated and no suitable replacement is found to manage the Company, the Company may not be able to execute its business plan.

The Company does not own the Apollo name, but it may use the name pursuant to a license agreement with Apollo. Use of the name by other parties or the termination of the Company's license agreement may harm its business.

The Company has entered into a license agreement with Apollo pursuant to which it has granted the Company a non-exclusive, royalty-free license to use the name "Apollo." Under this agreement, the Company has a right to use this name for so long as the Manager serves as the Company's manager pursuant to the Management Agreement. Apollo retains the right to continue using the "Apollo" name. The Company cannot preclude Apollo from licensing or transferring the ownership of the "Apollo" name to third parties, some of whom may compete with the Company. Consequently, the Company would be unable to prevent any damage to goodwill that may occur as a result of the activities of Apollo or others. Furthermore, in the event that the license agreement is terminated, the Company will be required to change its name and cease using the name. Any of these events could disrupt the Company's recognition in the market place, damage any goodwill it may have generated and otherwise harm its business. The license agreement will terminate concurrently with the termination of the Management Agreement.

The manner of determining the base management fee may not provide sufficient incentive to the Manager to maximize risk-adjusted returns on the Company's investment portfolio since it is based on the Company's stockholders' equity (as defined in the Management Agreement) and not on other measures of performance.

The Manager is entitled to receive a base management fee that is based on the amount of the Company's stockholders' equity (as defined in the Management Agreement) at the end of each quarter, regardless of the Company's performance. The Company's stockholders' equity for the purposes of calculating the base management fee is not the same as, and could be greater than, the amount of stockholders' equity shown on the Company's consolidated financial statements. The possibility exists that significant base management fees could be payable to the Manager for a given quarter despite the fact that the Company experienced a net loss during that quarter. The Manager's entitlement to such significant nonperformance-based compensation may not provide sufficient incentive to the Manager to devote its time and effort to source and maximize risk-adjusted returns on the Company's investment portfolio, which could, in turn, adversely affect the Company's ability to pay dividends to its stockholders and the market price of its common stock. Furthermore, the compensation payable to the Manager will increase as a result of future equity offerings, even if the offering is dilutive to existing stockholders.

The Manager manages the Company's investment portfolio pursuant to very broad investment guidelines and the Company's board of directors does not approve each investment decision made by the Manager, which may result in the Company making riskier investments.

The Manager is authorized to follow very broad investment guidelines and to make most investments without prior approval of the Company's board of directors. Furthermore, the Manager may use complex strategies and transactions entered into by the Manager that may be difficult or impossible to unwind by the time they are reviewed by the Company's directors. The Manager has great latitude within the broad investment guidelines in determining the types of assets that are proper investments for the Company, which could result in investment returns that are substantially below expectations or that result in losses, which would materially and adversely affect the Company's business operations and results. Decisions made and investments entered into by the Manager may not fully reflect your best interests.

The Manager may change its investment process, or elect not to follow it, without stockholder consent at any time which may adversely affect the Company's investments.

The Manager may change its investment process without stockholder consent at any time. In addition, there can be no assurance that the Manager will follow the investment process in relation to the identification and underwriting of prospective investments. Changes in the Manager's investment process may result in inferior due diligence and underwriting standards, which may affect the Company's investments.

Possession of material, non-public information could prevent the Company from undertaking advantageous transactions; Apollo could decide to establish information barriers.

Apollo generally follows an open architecture approach to information sharing within the larger Apollo organization and does not normally impose information barriers among Apollo and certain of its affiliates. If the Manager were to receive material non-public information about a particular company, or have an interest in investing in a particular company, Apollo or certain of its affiliates may be prevented from investing in such company. Conversely, if Apollo or certain of its affiliates were to receive material non-public information about a particular company, or have an interest in investing in a particular company, the Company may be prevented from investing in such company. This risk affects the Company more than it does investment vehicles that are not related to Apollo, as Apollo generally does not use information barriers that many firms implement to separate persons who make investment decisions from others who might possess material, non-public information that could influence such decisions. Apollo's approach to these barriers could prevent the Manager's investment professionals from undertaking advantageous investments or dispositions that would be permissible for them otherwise. In addition, Apollo could in the future decide to establish information barriers, particularly as its business expands and diversifies. In such event, Apollo's ability to operate as an integrated platform will be restricted and the Manager's resources may be limited.

The Company is dependent on the Manager and its key personnel for the Company's success and upon their access to Apollo's investment professionals and partners. The Company may not find a suitable replacement for the Manager if the Management Agreement is terminated, or if key personnel leave the employment of the Manager or Apollo or otherwise become unavailable to the Company.

The Company does not have any employees and it relies completely on the Manager to provide it with investment and advisory services. The Company has no separate facilities and is completely reliant on the Manager, which has significant discretion as to the implementation of the Company's operating policies and strategies. The Company depends on the diligence, skill and network of business contacts of the Manager. The Company benefits from the personnel, relationships and experience of the Manager's executive team and other personnel and investors of Apollo. The executive officers and key personnel of the Manager evaluate, negotiate, close and monitor the Company's investments; therefore, the Company's success will depend on their continued service. The Company also depends, to a significant extent, on the Manager's access to the investment professionals and partners of Apollo and the information and deal flow generated by the Apollo investment professionals in the course of their investment and portfolio management activities.

The departure of any senior personnel of the Manager, or of a significant number of the investment professionals or partners of Apollo, could have a material adverse effect on the Company's ability to achieve its investment objectives. In addition, the Company offers no assurance that the Manager will remain its investment manager or that the Company will continue to have access to the Manager's or Apollo's executive officers and other investment professionals. The initial term of the Management Agreement with the Manager only extends until the third anniversary of the closing of the initial public offering, with automatic one-year renewals thereafter. If the Management Agreement is terminated and no suitable replacement is found to manage it, the Company cannot execute its business plan.

Investigations and reviews of Apollo affiliates' use of placement agents could harm the Company's reputation, depress its stock price or have other negative consequences.

Affiliates of the Manager sometimes use placement agents to assist in marketing certain of the investment funds that they manage. Various state attorneys general and federal and state agencies have initiated industry-wide investigations into the use of placement agents in connection with the solicitation of investments, particularly with respect to investments by public pension funds. Certain affiliates of the Manager have received subpoenas and other requests for information from various government regulatory agencies and investors in Apollo's funds, seeking information regarding the use of placement agents. The California Public Employees' Retirement System, ("CalPERS"), one of Apollo's strategic investors, announced on October 14, 2009, that it had initiated a special review of placement agents and related issues. The report of the CalPERS special review was issued on March 14, 2011. That report does not allege any wrongdoing on the part of Apollo or its affiliates. In addition, on May 6, 2010, the California Attorney General filed a civil complaint against Alfred Villalobos and his company, Arvco Capital Research, LLC (a placement agent that Apollo has used) and Federico Buenrostro Jr., the former CEO of CalPERS, alleging conduct in violation of certain California laws in connection with CalPERS' purchase of securities in various funds managed by affiliates of the Manager and another asset manager. None of the Company, the Manager or any other Apollo entity is a party to the civil lawsuit, nor does the lawsuit allege any misconduct on the part of any Apollo entity. Finally, on December 29, 2011, the United States Bankruptcy Court for the District of Nevada approved an application made by Mr. Villalobos, Arvco and related entities (the "Arvco Debtors") in their consolidated bankruptcy proceedings to hire Special Litigation Counsel to pursue certain claims on behalf of the bankruptcy estates of the Arvco Debtors, including potential claims against Apollo (a) for fees that Apollo purportedly owes the Arvco Debtors for placement agent services, and (b) for indemnification of legal fees and expenses arising out of the Arvco Debtors' defense of the California Attorney General action described above. Apollo has informed the Company that it believes that it has handled its use of placement agents in an appropriate manner and that it is cooperating with such investigations and other reviews. Any unanticipated developments from these or future investigations or changes in industry practice may adversely affect Apollo's business (including with respect to the Manager) or indirectly thereby, the Company's business. Even if these investigations or changes in industry practice do not directly or indirectly affect Apollo's or the Company's respective businesses, adverse publicity could harm the Company's reputation and may depress its stock price or have other negative consequences.

RISKS RELATING TO THE COMPANY'S BUSINESS AND STRUCTURE

The Company operates in a competitive market for investment opportunities and future competition may limit its ability to acquire desirable investments in its target assets and could also affect the pricing of these securities.

A number of entities compete with the Company to make the types of investments that the Company plans to make. The Company competes with other REITs, specialty finance companies, savings and loan associations, banks, mortgage bankers, insurance companies, mutual funds, institutional investors, investment banking firms, financial institutions, governmental bodies and other entities. Many of the Company's competitors are substantially larger and have considerably greater financial, technical and marketing resources than the Company does. Several other mortgage REITs have recently raised, or are expected to raise, significant amounts of capital, and may have investment objectives that overlap with the Company's, which may create competition for investment opportunities. Some competitors may have a lower cost of funds and access to funding sources that may not be available to the Company. Many of the Company's competitors are not subject to the operating constraints associated with REIT qualification or maintenance of the Company's exclusion from registration under the 1940 Act. Furthermore, competition for investments in the Company's target assets may lead to the price of such assets increasing, which may further limit the Company's ability to generate desired returns. The Company cannot assure you that the competitive pressures it faces will not have a material adverse effect on its business, financial condition and results of operations. Also, as a result of this competition, the Company may not be able to take advantage of attractive investment opportunities from time to time, and the Company can offer no assurance that it will be able to identify and make investments that are consistent with its investment objective.

The Company's ability to generate returns for its stockholders through its investment, finance and operating strategies is subject to then existing market conditions, and it may make significant changes to these strategies in response to changing market conditions.

The Company has been formed to generate attractive risk-adjusted returns to its stockholders over the long term, primarily through dividends and secondarily through capital appreciation. The Company intends to achieve this objective by originating, investing in, acquiring, financing and managing a diversified portfolio of its target assets. In the future, the Company may, depending on prevailing market conditions, change its investment guidelines in response to opportunities available in different interest rate, economic and credit environments. The Company may make such changes at any time with the approval of its board of directors but without the consent of its stockholders. For example, since the Company's IPO, its board of directors amended its investment guidelines, (i) so that prior to the Company raising at least $400,000 of equity (inclusive of equity raised in the Company's IPO, the private placement and any other offering), the amount which the Company may invest in any single investment has been increased from 15% of the Company's equity (on a consolidated basis) to 25% of its cash equity (on a consolidated basis) with respect to multi-asset transactions and 20% of its cash equity (on a consolidated basis) with respect to single asset transactions, (ii) to permit the Company to invest in mezzanine loans originated prior to January 1, 2009, (iii) to permit the Company to invest in preferred equity, (iv) to permit the Company to invest no more than 20% of the Company's cash equity in non-U.S. assets, (v) to permit the Company to invest in a portfolio of debt where up to 20% of the underlying collateral may be comprised of undeveloped land and (vi) to permit the Company to invest up to 15% of the Company's cash equity in inventory loans on condominium projects. Future changes in the Company's investment policies could adversely impact the Company's profitability and risk profile.

The Company depends on information systems and systems failures could significantly disrupt its business, which may, in turn, negatively affect the market price of the Company's common stock and its ability to pay dividends.

The Company's business depends on the communications and information systems of Apollo. Any failure or interruption of Apollo's systems could cause delays or other problems in the Company's securities trading activities, which could have a material adverse effect on the Company's operating results and negatively affect the market price of its common stock and its ability to pay dividends to stockholders.

The Company cannot assure you of its ability to pay distributions in the future.

The Company is generally required to annually distribute to its stockholders at least 90% of its REIT taxable income, determined without regard to the deduction for dividends paid and excluding net capital gain, each year for the Company to qualify as a REIT under the Internal Revenue Code, which requirement the Company currently intends to satisfy through quarterly distributions of all or substantially all of its REIT taxable income in such year, subject to certain adjustments. Dividends will be declared and paid at the discretion of the Company's board of directors and will depend on the Company's REIT taxable earnings, its financial condition, maintenance of its REIT qualification and such other factors as the board may deem relevant from time to time. The Company's ability to pay dividends may be negatively impacted by adverse changes in its operating results.

The Company cannot at the present time predict the unintended consequences and market distortions that may stem from far-ranging governmental intervention in the economic and financial system or from regulatory reform of the oversight of financial markets.

The U.S. government, the Federal Reserve, the U.S. Treasury, the SEC and other governmental and regulatory bodies have taken or are taking various actions to address the financial crisis. The far-ranging government intervention in the economic and financial system may carry unintended consequences and cause market distortions. The Company is unable to predict at this time the extent and nature of such unintended consequences and market distortions, if any. For example, to the extent that new government programs are designed, in part, to subsidize the market for certain of the Company, the establishment of these programs may result in increased competition and higher prices for the Company's target assets. In addition, the U.S. Government, the Federal Reserve Board of Governors, or the Federal Reserve, the U.S. Treasury and other governmental and regulatory bodies have taken or are considering taking other actions to address the financial crisis. On July 21, 2010 President Obama signed into law the Dodd-Frank Wall Street Reform and Consumer Protection Act the ("Dodd-Frank Act"). The Dodd-Frank Act may impact the securitization market in that it seeks to reform the asset-backed securitization market (including the mortgage-backed securities market) by requiring the retention of a portion of the credit risk inherent in the pool of securitized assets and by imposing additional registration and disclosure requirements. Some of the provisions of the Dodd-Frank Act have become effective or been implemented, while others are in the process of being implemented or will become effective in the future. Provisions of the Dodd-Frank Act require significant revisions to the legal and regulatory framework that applies to the asset-backed securities markets and securitizations. Certain of the new requirements may affect our ability to sell assets into securitizations. For example, Regulation AB, promulgated under the Securities Act and the Exchange Act and which went into effect on January 1, 2006, provides a comprehensive regime for the registration, disclosure and reporting of publicly-issued asset-backed securities. In 2010, the SEC proposed substantial revisions to the registration, disclosure and reporting regime under Regulation AB. In July 2011, the SEC re-proposed certain of the revisions to Regulation AB. The proposed revisions would affect both the existing Regulation AB regime created specifically for public issuance, as well as asset-backed securities sold in most private offerings. The SEC has not sought to finalize its proposed revisions to Regulation AB, nor has the SEC indicated what changes, if any, it will make to its proposed revisions prior to finalization. We cannot predict when, if at all, the final revisions to Regulation AB will be effective, nor what the content of such final revisions will contain. Similarly, we cannot predict how any final revisions will affect our ability to sell assets into securitizations. In addition to the foregoing, the United States Congress and/or various state and local legislatures may enact additional legislation or regulatory action designed to address the current economic crisis or for other purposes that could have a material and adverse effect on the Company's ability to execute its business strategies. The Company cannot predict whether or when such actions may occur, and such actions could have a dramatic impact on the Company's business, results of operations and financial condition.

The Company may be unable to operate within the parameters that allow it to be excluded from regulation as a commodity pool operator, which would subject the Company to additional regulation and compliance requirements, and could materially adversely affect its business and financial condition.

Recently adopted rules under the Dodd-Frank Act establish a comprehensive new regulatory framework for derivative contracts commonly referred to as "swaps." Under the Dodd-Frank Act, any investment fund that trades in swaps may be considered a "commodity pool," which would cause its operators to be regulated as a "commodity pool operator" (a "CPO"). In December 2012, the Commodity Futures Trading Commission (the "CFTC") issued a no-action letter giving relief to operators of mortgage REITs from the requirements applicable to CPOs. In order to qualify, the Company must, among other non-operation requirements: (1) limit its initial margin and premiums for commodity interests (swaps and exchange-traded derivatives) to no more than 5% of the fair market value of its total assets; and (2) limit its net income from commodity interests that are not "qualifying hedging transactions" to less than 5% of its gross income. The need to operate within these parameters could limit the use of swaps by the Company below the level that the Manager would otherwise consider optimal or may lead to the registration of the Manager or directors of the Company as commodity pool operators, which will subject the Company to additional regulatory oversight, compliance and costs.

The ongoing debt crisis in Europe could have an adverse effect on the Company's business.

During the past several years, several large European banks have experienced financial difficulty and have been either rescued by government assistance or other large European banks. Several European governments have coordinated plans to attempt to shore up their financial sectors through loans, credit guarantees, capital infusions, promises of continued liquidity funding and interest rate cuts. Additionally, many governments of the world's largest economies have also implemented interest rate cuts. There is no assurance that these and other plans and programs will be successful in halting the global credit crisis or in preventing other banks from failing. If unsuccessful, this could materially adversely affect the Company's financing and operations as well as those of the entire mortgage sector in general. As the European credit crisis continues, with the problems in countries such as Greece, Italy, Spain and Portugal, there is a growing risk to the financial condition and stability of major European banks. Recently, many of the U.S. banking subsidiaries of these major European banks were placed on credit watch. If the European credit crisis continues to impact these major European banks, there is the possibility that it will also impact the operations of their U.S. banking subsidiaries. This could adversely affect the Company's financing and operations as well as those of the entire mortgage sector in general.

The downgrade of the U.S. government's or certain European countries' credit ratings, and any future downgrades of the U.S. government's or certain European countries' credit ratings, may materially and adversely affect the Company's business, financial condition and results of operations.

On August 5, 2011, Standard & Poor's downgraded the U.S. Government's credit rating for the first time in history. The downgrade of the U.S. Government's credit rating and the credit ratings of certain European countries has created broader financial turmoil and uncertainty, which has weighed heavily on the global banking system. Therefore, the downgrade of the U.S. Government's credit rating and the credit ratings of certain European countries, and any future downgrades of the U.S. Government's credit rating or the credit ratings of certain European countries, may materially and adversely affect the Company's business, financial condition, results of operations and liquidity.

Certain provisions of Maryland law could inhibit changes in control.

Certain provisions of the Maryland General Corporation Law, or MGCL, may have the effect of deterring a third party from making a proposal to acquire the Company or of impeding a change in control under circumstances that otherwise could provide the holders of the Company's common stock with the opportunity to realize a premium over the then-prevailing market price of the Company's common stock. The Company is subject to the "business combination" provisions of the MGCL that, subject to limitations, prohibit certain business combinations (including a merger, consolidation, share exchange, or, in circumstances specified in the statute, an asset transfer or issuance or reclassification of equity securities) between the Company and an "interested stockholder" (defined generally as any person who beneficially owns 10% or more of the Company's then outstanding voting stock or an affiliate or associate of the Company's who, at any time within the two-year period prior to the date in question, was the beneficial owner of 10% or more of the Company's then outstanding voting stock) or an affiliate thereof for five years after the most recent date on which the stockholder becomes an interested stockholder. After the five-year prohibition, any business combination between the Company and an interested stockholder generally must be recommended by the Company's board of directors and approved by the affirmative vote of at least (1) 80% of the votes entitled to be cast by holders of outstanding shares of the

Company's voting stock; and (2) two-thirds of the votes entitled to be cast by holders of the Company's voting stock other than shares held by the interested stockholder with whom or with whose affiliate the business combination is to be effected or held by an affiliate or associate of the interested stockholder. These supermajority vote requirements do not apply if the Company's common stockholders receive a minimum price, as defined under Maryland law, for their shares in the form of cash or other consideration in the same form as previously paid by the interested stockholder for its shares. These provisions of the MGCL do not apply, however, to business combinations that are approved or exempted by a board of directors prior to the time that the interested stockholder becomes an interested stockholder. Pursuant to the statute, the Company's board of directors has by resolution exempted business combinations (1) between the Company and any other person, provided that such business combination is first approved by the Company's board of directors (including a majority of the Company's directors who are not affiliates or associates of such person) and (2) between the Company and Apollo and its affiliates and associates and persons acting in concert with any of the foregoing. As a result, any person described above may be able to enter into business combinations with the Company that may not be in the best interests of the Company's stockholders, without compliance by the Company with the supermajority vote requirements and other provisions of the statute. There can be no assurance that the Company's board of directors will not amend or revoke this exemption in the future.

The "control share" provisions of the MGCL provide that a holder of "control shares" of a Maryland corporation (defined as shares which, when aggregated with all other shares controlled by the stockholder (except solely by virtue of a revocable proxy), entitle the stockholder to exercise one of three increasing ranges of voting power in electing directors) acquired in a "control share acquisition" (defined as the direct or indirect acquisition of ownership or control of issued and outstanding "control shares") has no voting rights with respect to such shares except to the extent approved by the Company's stockholders by the affirmative vote of at least two-thirds of all the votes entitled to be cast on the matter, excluding votes entitled to be cast by the acquiror of control shares, the Company's officers and personnel who are also directors. The Company's bylaws contain a provision exempting from the control share acquisition statute any and all acquisitions by any person of shares of the Company's stock. There can be no assurance that this provision will not be amended or eliminated at any time in the future.

The "unsolicited takeover" provisions of the MGCL permit the Company's board of directors, without stockholder approval and regardless of what is currently provided in the Company's charter or bylaws, to implement takeover defenses, some of which (for example, a classified board) the Company does not yet have. The Company's charter contains a provision whereby it has elected to be subject to the provisions of Title 3, Subtitle 8 of the MGCL relating to the filling of vacancies on its board of directors. These provisions may have the effect of inhibiting a third party from making an acquisition proposal for the Company or of delaying, deferring or preventing a change in control of the Company under the circumstances that otherwise could provide the holders of shares of common stock with the opportunity to realize a premium over the then current market price.

Loss of the Company's exclusion from registration under the 1940 Act would adversely affect the Company.

The Company conducts its operations so as not to become regulated as an investment company under the 1940 Act. Because the Company is a holding company that conducts its businesses primarily through wholly-owned subsidiaries, the securities issued by these subsidiaries that are exempted or otherwise excluded from the definition of "investment company" under Section 3(c)(1) or Section 3(c)(7) of the 1940 Act, together with any other investment securities the Company owns, may not have a combined value in excess of 40% of the value of the Company's total assets on an unconsolidated basis, which the Company refers to as the 40% test. This requirement limits the types of businesses in which the Company may engage through its subsidiaries.

Certain of the Company's subsidiaries qualify to be excluded from registration as an investment company under the 1940 Act pursuant to Section 3(c)(5)(C) of the 1940 Act, which is available for an entity "not engaged in the business of issuing redeemable securities, face-amount certificates of the installment type or periodic payment plan certificates, and who is primarily engaged in . . . the business of purchasing or otherwise acquiring mortgages and other liens on and interests in real estate." This exclusion generally requires that at least 55% of the assets of an entity relying on this exclusion be comprised of what the SEC staff through a series of no action letters has characterized as "qualifying assets" and at least another 25% of the assets of such entity be comprised of either qualifying assets or what the SEC staff in such guidance has characterized as "real estate-related assets" under the 1940 Act (and no more than 20% comprised of miscellaneous assets). The Company expects any of its subsidiaries relying on Section 3(c)(5)(C) to rely on guidance published by the SEC staff to determine which assets are qualifying assets and which assets are real estate related under this exclusion to the extent such guidance is available. The SEC staff has determined in various no action letters that qualifying assets for this purpose include mortgage loans, certain B-Notes and mezzanine loans that satisfy various conditions specified in such SEC staff no-action letters. The SEC has not, however, published guidance with respect to some of the Company's other target assets under Section 3(c)(5)(C). For assets for which the SEC staff has not published guidance, the Company intends to rely on its own analysis to determine which of such assets are qualifying and which of such assets are real estate related under this exclusion. For example, the Company intends to treat as real estate related assets CMBS, B-Notes and mezzanine loans that do not satisfy the qualifying asset conditions set forth in the relevant SEC staff no-action letters, as well as debt and equity securities of companies primarily engaged in real estate businesses. To the extent that the SEC staff publishes new or different guidance with respect to these matters, the Company may be required to adjust its strategy accordingly. In addition, the Company may be limited in its ability to make certain investments and these limitations could result in the subsidiary holding assets the Company might wish to sell or selling assets the Company might wish to hold. Although the Company monitors the portfolios of its subsidiaries relying on the Section 3(c)(5)(C) exclusion periodically and prior to each acquisition, there can be no assurance that such subsidiaries will be able to maintain this exclusion.

The SEC recently solicited public comment on a wide range of issues relating to Section 3(c)(5)(C) of the 1940 Act, including the nature of the assets that qualify for purposes of this exclusion. There can be no assurance that the laws and regulations governing the 1940 Act status of companies relying on Section 3(c)(5)(C) of the 1940 Act, including the SEC or its staff providing more specific or different guidance regarding this exclusion, will not change in a manner that adversely affects the Company's operations. To the extent that the SEC staff provides more specific guidance regarding any of the matters bearing upon such exclusion, the Company may be required to adjust its strategy accordingly. Any additional guidance from the SEC staff could provide additional flexibility to the Company, or it could further inhibit the Company's ability to pursue the strategies it has chosen.

The Company may organize subsidiaries in the future that may seek to rely on the 1940 Act exclusion provided to certain structured financing vehicles by Rule 3a-7. To comply with Rule 3a-7, any such subsidiary will need to comply with the restrictions described below, as well as any future guidance that may be issued by the SEC or its staff.

In general, Rule 3a-7 excludes from the 1940 Act issuers that limit their activities as follows:

- the issuer issues securities the payment of which depends primarily on the cash flow from "eligible assets," which are assets that by their terms convert into cash within a finite time period;
- the securities sold are fixed income securities rated investment grade by at least one rating agency except that fixed income securities which are unrated or rated below investment grade may be sold to institutional accredited investors and any securities may be sold to "qualified institutional buyers" and to persons involved in the organization or operation of the issuer;
- the issuer acquires and disposes of eligible assets (1) only in accordance with the agreements pursuant to which the securities are issued and (2) so that the acquisition or disposition does not result in a downgrading of the issuer's fixed income securities and (3) the eligible assets are not acquired or disposed of for the primary purpose of recognizing gains or decreasing losses resulting from market value changes; and

- unless the issuer is issuing only commercial paper, the issuer appoints an independent trustee, takes reasonable steps to transfer to the trustee an ownership or perfected security interest in the eligible assets, and meets rating agency requirements for commingling of cash flows.

In addition, in certain circumstances, compliance with Rule 3a-7 may also require, among other things, that the indenture governing the subsidiary include additional limitations on the types of assets the subsidiary may sell or acquire out of the proceeds of assets that mature, are refinanced or otherwise sold, on the period of time during which such transactions may occur, and on the level of transactions that may occur. In light of the requirements of Rule 3a-7, there is no assurance that the Company's future subsidiaries will be able to rely on this Rule and the Company's ability to manage assets held in subsidiaries that rely on this Rule will be limited and may restrict the Company's ability to purchase or sell assets owned by that subsidiary when the Company would otherwise desire to do so, which could lead to losses.

The aggregate value of the Company's interests in its subsidiaries that rely on Rule 3a-7, will need to amount to less than 20% of the Company's total assets on an unconsolidated basis.

In 2011, the SEC issued a release in which it indicated that it is considering proposing amendments to Rule 3a–7 to "reflect market developments since 1992, when Rule 3a–7 was adopted, and recent developments affecting asset-backed issuers." Any amendments to Rule 3a-7 could provide additional flexibility or it could inhibit the ability of any Company subsidiary to rely on this Rule or to pursue certain strategies it has identified for such subsidiary.

The Company's subsidiaries may rely on alternative exclusions from registration as an investment company under the 1940 Act outside of Section 3(c)(1) or Section 3(c)(7) for purposes of complying with the 40% test. These alternative exclusions may impose limitations on the subsidiary's organizational form, the types of assets that the subsidiary may hold or require the subsidiary to qualify under a banking, insurance or other regulatory regime. There is no assurance that the Company's subsidiaries will be able to rely on any alternative exclusions and the Company's ability to manage assets held in subsidiaries that rely on these alternative exclusions will be limited.

The determination of whether an entity is a majority-owned subsidiary of the Company is made by the Company. The 1940 Act defines a majority-owned subsidiary of a person as a company 50% or more of the outstanding voting securities of which are owned by such person, or by another company which is a majority-owned subsidiary of such person. The 1940 Act further defines voting securities as any security presently entitling the owner or holder thereof to vote for the election of directors of a company. The Company treats companies in which it owns at least a majority of the outstanding voting securities as majority-owned subsidiaries for purposes of the 40% test. The Company has not requested the SEC to approve the Company's treatment of any company as a majority-owned subsidiary and the SEC has not done so. If the SEC were to disagree with the Company's treatment of one of more companies as majority-owned subsidiaries, the Company would need to adjust its strategy and its assets in order to continue to pass the 40% test. Any such adjustment in the Company's strategy could have a material adverse effect on the Company.

The Company has organized special purpose subsidiaries that rely on Section 3(c)(7) for their 1940 Act exclusion to hold certain assets and, therefore, the Company's interest in each of these subsidiaries constitutes an "investment security" for purposes of determining whether the Company passes the 40% test.

Qualification for exclusion from registration under the 1940 Act will limit the Company's ability to make certain investments. For example, these restrictions will limit the ability of the Company's subsidiaries to invest directly in CMBS that represent less than the entire ownership in a pool of mortgage loans, debt and equity tranches of securitizations and certain in assets not related to real estate.

If the Company failed to maintain its excluded status under the 1940 Act and became regulated as an investment company, the Company's ability to, among other things, use leverage would be substantially reduced and, as a result, the Company would be unable to conduct its business as described in this annual report on Form 10-K.

If the Company or its subsidiaries fail to maintain an exception or exclusion from the 1940 Act, the Company could, among other things, be required either to (a) change the manner in which the Company conducts its operations to avoid being required to register as an investment company, (b) effect sales of the Company's assets in a manner that, or at a time when, the Company would not otherwise choose to do so, or (c) register as an investment company, any of which could negatively affect the value of the Company's common stock, the sustainability of its business model, and its ability to make distributions which could have an adverse effect on its business and the market price for shares of its common stock.

The Company's authorized but unissued shares of common and preferred stock may prevent a change in control.

The Company's charter authorizes it to issue additional authorized but unissued shares of common or preferred stock. In addition, the board of directors may, without stockholder approval, amend the Company's charter to increase the aggregate number of the Company's shares of stock or the number of shares of stock of any class or series that the Company has the authority to issue and classify or reclassify any unissued shares of common or preferred stock and set the terms of the classified or reclassified shares. As a result, the Company's board of directors may establish a series of shares of common or preferred stock that could delay or prevent a transaction or a change in control that might involve a premium price for shares of the Company's common stock or otherwise be in the best interests of its stockholders.

The Company's rights and the rights of its stockholders to take action against its directors and officers are limited, which could limit your recourse in the event of actions not in your best interests.

The Company's charter limits the liability of its present and former directors and officers to the Company and the Company's stockholders for money damages to the maximum extent permitted under Maryland law. Under Maryland law, the Company's present and former directors and officers do not have any liability to the Company and its stockholders for money damages other than liability resulting from:

- actual receipt of an improper benefit or profit in money, property or services; or
- active and deliberate dishonesty by the director or officer that was established by a final judgment and was material to the cause of action adjudicated.

The Company's charter authorizes the Company to indemnify its directors and officers for actions taken by them in those and other capacities to the maximum extent permitted by Maryland law. The Company's bylaws require it to indemnify each present and former director or officer, to the maximum extent permitted by Maryland law, in the defense of any proceeding to which he or she is made, or threatened to be made, a party by reason of his or her service to the Company. The Company has entered into indemnification agreements with each of its directors and officers pursuant to which the Company may be obligated to pay or reimburse the defense costs incurred by the Company's present and former directors and officers without requiring a preliminary determination of their ultimate entitlement to indemnification.

The Company's charter contains provisions that make removal of its directors difficult, which could make it difficult for stockholders to effect changes to the Company's management.

The Company's charter provides that, subject to the rights of any series of preferred stock, a director may be removed with or without cause upon the affirmative vote of at least two-thirds of the votes entitled to be cast generally in the election of directors. Vacancies may be filled only by a majority of the remaining directors in office, even if less than a quorum. These requirements make it more difficult to change the Company's management by removing and replacing directors and may prevent a change in control of the Company that is in the best interests of stockholders.

Ownership limitations may restrict change of control or business combination opportunities in which the Company's stockholders might receive a premium for their shares.

In order for the Company to qualify as a REIT, no more than 50% in value of its outstanding capital stock may be owned, directly or indirectly, by five or fewer individuals during the last half of any calendar year, and at least 100 persons must beneficially own the Company's stock during at least 335 days of a taxable year of 12 months, or during a proportionate portion of a shorter taxable year. "Individuals" for this purpose include natural persons, private foundations, some employee benefit plans and trusts, and some charitable trusts. To preserve the Company's REIT qualification, among other purposes, the Company's charter generally prohibits any person from directly or indirectly owning more than 9.8% in value or in number of shares, whichever is more restrictive, of the outstanding shares of the Company's capital stock or more than 9.8% in value or in number of shares, whichever is more restrictive, of the outstanding shares of the Company's common stock. The Articles Supplementary for our Preferred Stock prohibits any stockholder from beneficially or constructively owning more than 9.8% in value or in number of shares, whichever is more restrictive, of our outstanding Preferred Stock. These ownership limits could have the effect of discouraging a takeover or other transaction in which holders of the Company's common stock might receive a premium for their shares over the then prevailing market price or which holders might believe to be otherwise in their best interests. The Company's board of directors has established exemptions from these ownership limits which permit Apollo and certain of its affiliates to collectively hold up to 25% of the Company's common stock and certain institutional investors and certain of their specified affiliates to collectively each hold up to 15% of the Company's common stock.

RISKS RELATED TO THE COMPANY'S FINANCING

The Company's access to private sources of financing may be limited and thus the Company's ability to potentially enhance its returns may be adversely affected.

The Company's access to private sources of financing depends upon a number of factors over which it has little or no control, including:

- general market conditions;
- the market's view of the quality of the Company's assets;
- the market's perception of the Company's growth potential;
- the Company's eligibility to participate in and access capital from programs established by the U.S. Government;
- the Company's current and potential future earnings and cash distributions; and
- the market price of the shares of the Company's common stock.

Weakness in the capital and credit markets could adversely affect one or more private lenders and could cause one or more private lenders to be unwilling or unable to provide the Company with financing or to increase the costs of that financing. In addition, if regulatory capital requirements imposed on the Company's private lenders change, they may be required to limit, or increase the cost of, financing they provide to the Company. In general, this could potentially increase the Company's financing costs and reduce the Company's liquidity or require it to sell assets at an inopportune time or price.

Consequently, depending on market conditions at the relevant time, the Company may have to rely more heavily on additional equity issuances, which may be dilutive to the Company's stockholders, or on less efficient forms of debt financing that require a larger portion of the Company's cash flow from operations, thereby reducing funds available for the Company's operations, future business opportunities, cash distributions to stockholders and other purposes.

The Company leverages certain of its target assets, which may adversely affect the Company's return on its investments and may reduce cash available for distribution.

The Company leverages certain of the Company's target assets through borrowings under the repurchase agreements. Leverage can enhance the Company's potential returns but can also exacerbate losses. The return on the Company's investments and cash available for distribution to stockholders may be reduced if market conditions cause the cost of the Company's financing to increase relative to the income that can be derived from the assets acquired, which could adversely affect the price of the Company's common stock. In addition, the Company's debt service payments will reduce cash flow available for distributions to stockholders. As a borrower, the Company is also subject to the risk that it may not be able to meet its debt service obligations. To the extent that the Company cannot meet its debt service obligations, the Company risks the loss of some or all of its assets to foreclosure or sale to satisfy its debt obligations.

The Company may increase the amount of leverage it uses in its financing strategy, which would subject it to greater risk of loss.

The Company's charter and bylaws do not limit the amount of indebtedness the Company can incur; however, the Company is limited by certain financial covenants under its repurchase agreements. Consistent with the Company's strategy of keeping leverage within a conservative range, the Company expects that its total borrowings on commercial mortgage and mezzanine loans will be in an amount that is approximately 35% of the value of its total commercial mortgage and mezzanine loans portfolio.

However, the Company may increase the amount of leverage it utilizes at any time without approval of its stockholders. Incurring substantial debt could subject the Company to many risks that, if realized, would materially and adversely affect it, including the risk that:

- the Company's cash flow from operations may be insufficient to make required payments of principal of and interest on the debt or the Company may fail to comply with all of the other covenants contained in the debt documents, which is likely to result in (i) acceleration of such debt (and any other debt containing a cross-default or cross-acceleration provision) that the Company may be unable to repay from internal funds or to refinance on favorable terms, or at all, (ii) the Company's inability to borrow unused amounts under the Company's financing arrangements, even if the Company is current in payments on borrowings under those arrangements and/or (iii) the loss of some or all of the Company's assets to foreclosure or sale;
- the Company's debt may increase its vulnerability to adverse economic and industry conditions with no assurance that investment yields will increase with higher financing costs;
- the Company may be required to dedicate a substantial portion of its cash flow from operations to payments on its debt, thereby reducing funds available for operations, future business opportunities, stockholder distributions or other purposes; and
- the Company may not be able to refinance debt that matures prior to the investment it was used to finance on favorable terms, or at all.

Any credit facilities and repurchase agreements that the Company may use to finance its assets may require the Company to provide additional collateral or pay down debt.

In January 2010, the Company entered the JPMorgan Facility, which was amended in February 2013, providing the Company with up to $100,000 in borrowing capacity in order to finance the origination and acquisition of first mortgage loans and AAA-rated CMBS. In August 2010, the Company entered the Wells Facility, as amended in December 2011, May 2012 and February 2013, providing the Company with up to $362,000 in borrowing capacity in order to finance the acquisition of CMBS. The Company may utilize credit facilities and additional repurchase agreements to finance its assets if they become available on acceptable terms.

In the event the Company utilizes such financing arrangements, they may involve the risk that the market value of the Company's assets pledged or sold by the Company to the repurchase agreement counterparty or provider of the credit facility may decline in value, in which case the lender may require the Company to provide additional collateral or to repay all or a portion of the funds advanced. The Company may not have the funds available to repay its debt at that time, which would likely result in defaults unless the Company is able to raise the funds from alternative sources, which the Company may not be able to achieve on favorable terms or at all. Posting additional collateral would reduce the Company's liquidity and limit its ability to leverage its assets. If the Company cannot meet these requirements, the lender could accelerate the Company's indebtedness, increase the interest rate on advanced funds and terminate the Company's ability to borrow funds from them, which could materially and adversely affect the Company's financial condition and ability to implement its business plan. In addition, in the event that the lender files for bankruptcy or becomes insolvent, the Company's loans may become subject to bankruptcy or insolvency proceedings, thus depriving the Company, at least temporarily, of the benefit of these assets. Such an event could restrict the Company's access to credit facilities and increase the Company's cost of capital. The providers of repurchase agreement financing and credit facilities may also require the Company to maintain a certain amount of cash or set aside assets sufficient to maintain a specified liquidity position that would allow the Company to satisfy its collateral obligations. In the event that the Company is unable to meet these collateral obligations, the Company's financial condition and prospects could deteriorate rapidly.

The Company's existing credit facilities impose restrictive covenants.

The Company's credit facilities contain restrictive covenants which impose limitations on the manner in which the Company conducts its business.

For example, the JPMorgan Facility contains, among others, the following restrictive covenants: (1) negative covenants relating to restrictions on the Company's operations which would cease to allow the Company to qualify as a REIT and (2) financial covenants to be met by the Company when the repurchase facility is being utilized, including a minimum consolidated tangible net worth covenant ($125,000), maximum total debt to consolidated tangible net worth covenant (3:1), a minimum liquidity covenant (the greater of 10% of total consolidated recourse indebtedness and $12,500) and a minimum net income covenant ($1 during any four consecutive fiscal quarters). The Wells Facility contains, among others, the following restrictive covenants: (1) negative covenants intended to restrict the Company from failing to qualify as a REIT and (2) financial covenants to be met by the Company, including a minimum net asset value covenant (which shall not be less than an amount equal to (i) $100,000, (ii) 75% of the greatest net asset value during the prior calendar quarter, and (iii) 65% of the greatest net asset value during the prior calendar year), a maximum total debt to consolidated tangible net worth covenant (8:1), a minimum liquidity covenant (the greater of 10% of total consolidated recourse indebtedness and $12,500), and a minimum EBITDA to interest expense covenant (1.5:1). These covenants may restrict the Company's ability to engage in transactions that it believes would otherwise be in the best interests of its stockholders. Failure to comply with any of the covenants in the JPMorgan Facility or the Wells Facility could result in a default in those facilities. This could cause the Company's lenders to accelerate the timing of payments which could have a material adverse effect on the Company's business, financial condition and results of operations, its ability to make distributions to stockholders and the trading price of its common stock.

Should the Company choose to employ non-recourse long-term securitizations in the future, such structures may expose the Company to risks which could result in losses to the Company.

The Company may seek to enhance the returns of all or a senior portion of the Company's commercial mortgage loans through securitizations. To securitize the Company's portfolio investments, the Company may create a wholly-owned subsidiary and contribute a pool of assets to the subsidiary. This could include the sale of interests in the subsidiary on a non-recourse basis to purchasers whom the Company would expect to be willing to accept a lower interest rate to invest in investment grade loan pools, and the Company would retain a portion of the equity in the securitized pool of portfolio investments. The successful securitization of the Company's portfolio investments might expose the Company to losses as the commercial real estate investments in which the Company does not sell interests will tend to be those that are riskier and more likely to generate losses. Securitization financings could also restrict the Company's ability to sell assets when it would otherwise be advantageous to do so.

An increase in the Company's borrowing costs relative to the interest it receives on its leveraged assets may adversely affect the Company's profitability and its cash available for distribution to its stockholders.

Borrowing rates are currently at historically low levels that may not be sustained in the long run. As the Company's repurchase agreements and other short-term borrowings mature, it will be required either to enter into new borrowings or to sell certain of the Company's assets. An increase in short-term interest rates at the time that the Company seeks to enter into new borrowings would reduce the spread between the returns on its assets and the cost of its borrowings. This would adversely affect the returns on the Company's assets, which might reduce earnings and, in turn, cash available for distribution to its stockholders. In addition, because repurchase agreements and warehouse facilities are short-term commitments of capital, lenders may respond to market conditions making it more difficult for the Company to secure continued financing. If the Company is not able to renew its then existing facilities or arrange for new financing on terms acceptable to the Company, or if it defaults on its covenants or is otherwise unable to access funds under any of these facilities, the Company may have to curtail its asset acquisition activities and/or dispose of assets.

Interest rate fluctuations could reduce the income on the Company's investments and increase the Company's financing costs.

Changes in interest rates will affect the Company's operating results as such changes will affect the interest the Company receives on any floating rate interest bearing investments and the financing cost of its floating rate debt, as well as the Company's interest rate swaps that it may utilize for hedging purposes. Changes in interest rates may also affect borrower default rates, which may result in losses for the Company. If a counterparty to the Company's repurchase transactions defaults on its obligation to resell the underlying security back to the Company at the end of the transaction term or if the value of the underlying security has declined as of the end of that term or if the Company defaults on its obligations under the repurchase agreement, the Company will lose money on its repurchase transactions.

When the Company engages in repurchase transactions, it sells securities to lenders (i.e., repurchase agreement counterparties) and receives cash from the lenders. The lenders are obligated to resell the same securities back to the Company at the end of the term of the transaction. Because the cash the Company receives from the lender when it initially sells the securities to the lender is less than the value of those securities (this difference is referred to as the haircut), if the lender defaults on its obligation to resell the same securities back to the Company, the Company could incur a loss on the transaction equal to the amount of the haircut (assuming there was no change in the value of the securities). The Company could also lose money on a repurchase transaction if the value of the underlying securities has declined as of the end of the transaction term, as the Company would have to repurchase the securities for their initial value but would receive securities worth less than that amount. Further, if the Company defaults on one of its obligations under a repurchase transaction, the lender will be able to terminate the transaction and cease entering into any other repurchase transactions with the Company. Any losses the Company incurs on its repurchase transactions could adversely affect the Company's earnings and thus its cash available for distribution to stockholders.

The Company's rights under its repurchase agreements may be subject to the effects of the bankruptcy laws in the event of the bankruptcy or insolvency of the Company or its lenders under the repurchase agreements, which may allow the Company's lenders to repudiate its repurchase agreements.

In the event of the Company's insolvency or bankruptcy, certain repurchase agreements may qualify for special treatment under the U.S. Bankruptcy Code, the effect of which, among other things, would be to allow the lender under the applicable repurchase agreement to avoid the automatic stay provisions of the U.S. Bankruptcy Code and to foreclose on the collateral agreement without delay. In the event of the insolvency or bankruptcy of a lender during the term of a repurchase agreement, the lender may be permitted, under applicable insolvency laws, to repudiate the contract, and the Company's claim against the lender for damages may be treated simply as an unsecured creditor. In addition, if the lender is a broker or dealer subject to the Securities Investor Protection Act of 1970, or an insured depository institution subject to the Federal Deposit Insurance Act, the Company's ability to exercise its rights to recover its securities under a repurchase agreement or to be compensated for any damages resulting from the lender's insolvency may be further limited by those statutes. These claims would be subject to significant delay and, if and when received, may be substantially less than the damages the Company actually incurs.

Hedging instruments often are not traded on regulated exchanges, guaranteed by an exchange or its clearing house, or regulated by any U.S. or foreign governmental authorities and involve risks and costs that could result in material losses.

The cost of using hedging instruments increases as the period covered by the instrument increases and during periods of rising and volatile interest rates, the Company may increase its hedging activity and thus increase its hedging costs during periods when interest rates are volatile or rising and hedging costs have increased. In addition, hedging instruments involve risk since they often are not traded on regulated exchanges, guaranteed by an exchange or its clearing house, or regulated by any U.S. or foreign governmental authorities. Consequently, there are no requirements with respect to record keeping, financial responsibility or segregation of customer funds and positions. Furthermore, the enforceability of agreements underlying hedging transactions may depend on compliance with applicable statutory and commodity and other regulatory requirements and, depending on the identity of the counterparty, applicable international requirements. The business failure of a hedging counterparty with whom the Company enters into a hedging transaction will most likely result in its default. Default by a party with whom the Company enters into a hedging transaction may result in the loss of unrealized profits and force the Company to cover its commitments, if any, at the then current market price. Although generally the Company will seek to reserve the right to terminate its hedging positions, it may not always be possible to dispose of or close out a hedging position without the consent of the hedging counterparty and the Company may not be able to enter into an offsetting contract in order to cover its risk. The Company cannot assure you that a liquid secondary market will exist for hedging instruments purchased or sold, and the Company may be required to maintain a position until exercise or expiration, which could result in significant losses.

The Company may enter into hedging transactions that could expose it to contingent liabilities in the future and adversely impact its financial condition.

Subject to maintaining the Company's qualification as a REIT, part of the Company's strategy involves entering into hedging transactions that could require it to fund cash payments in certain circumstances (*e.g.*, the early termination of the hedging instrument caused by an event of default or other early termination event, or the decision by a counterparty to request margin securities it is contractually owed under the terms of the hedging instrument). The amount due would be equal to the unrealized loss of the open swap positions with the respective counterparty and could also include other fees and charges. These economic losses will be reflected in the Company's results of operations, and its ability to fund these obligations will depend on the liquidity of the Company's assets and access to capital at the time, and the need to fund these obligations could adversely impact the Company's financial condition.

The Company's operating results may suffer because losses on the derivatives may not be offset by a change in the fair value of the related hedged transaction.

The Company intends to record derivative and hedging transactions in accordance with accounting principles generally accepted in the U.S. ("GAAP"). In order to mitigate interest rate risk resulting from the Company's floating-rate borrowings under the Wells Facility, the Company has entered into interest rate swaps and caps. The interest rate swaps are intended to hedge the floating-rate borrowings through the expected maturity of the underlying collateral and the interest rate caps are intended to hedge the floating-rate borrowings related to the potential extension of the underlying collateral. However, the Company chose not to pursue hedge accounting for these derivative instruments and will record the change in estimated fair value related to interest rate agreements in earnings. As a result, the Company's operating results may suffer because losses, if any, on these derivative instruments may not be offset by a change in the fair value of the related hedged transaction or item. The Company may choose not to pursue, or fail to qualify for, hedge accounting treatment relating to other derivative instruments.

Accounting rules for certain of the Company's transactions are highly complex and involve significant judgment and assumptions. Changes in accounting interpretations or assumptions could impact the Company's consolidated financial statements.

Accounting rules for transfers of financial assets, securitization transactions, consolidation of variable interest entities and other aspects of the Company's anticipated operations are highly complex and involve significant judgment and assumptions. These complexities could lead to a delay in preparation of financial information and the delivery of this information to the Company's stockholders. Changes in accounting interpretations or assumptions could impact the Company's consolidated financial statements and the Company's ability to timely prepare its consolidated financial statements. The Company's inability to timely prepare its consolidated financial statements in the future would likely adversely affect the Company's stock price significantly.

Hedging against interest rate exposure may adversely affect the Company's earnings, which could reduce the Company's cash available for distribution to its stockholders.

Subject to maintaining the Company's qualification as a REIT, the Company intends to pursue various hedging strategies to seek to reduce its exposure to adverse changes in interest rates. The Company's hedging activity will vary in scope based on the level and volatility of interest rates, the type of assets held and other changing market conditions. In addition, the Company may fail to recalculate, readjust and execute hedges in an efficient manner.

Any hedging activity in which the Company engages may materially and adversely affect its results of operations and cash flows. Therefore, while the Company may enter into such transactions seeking to reduce interest rate risks, unanticipated changes in interest rates may result in poorer overall investment performance than if the Company had not engaged in any such hedging transactions. In addition, the degree of correlation between price movements of the instruments used in a hedging strategy and price movements in the portfolio positions or liabilities being hedged may vary materially. Moreover, for a variety of reasons, the Company may not seek to establish a perfect correlation between such hedging instruments and the portfolio positions or liabilities being hedged. Any such imperfect correlation may prevent the Company from achieving the intended hedge and expose the Company to risk of loss.

RISKS RELATED TO THE COMPANY'S INVESTMENTS

The Company cannot assure you that it will be successful in consummating additional investment opportunities it identifies which would likely materially affect its business, financial condition, liquidity and results of operations.

The Company cannot assure you that it will be able to identify additional assets that meet its investment objective, that the Manager's due diligence processes will uncover all relevant facts regarding such investments, that the Company will be successful in consummating any additional investment opportunities it identifies or that the investments it makes in the future will yield attractive risk-adjusted returns. The Company's inability to do any of the foregoing likely would materially and adversely affect its business, financial condition, liquidity and results of operations.

The Company may not achieve its underwritten internal rate of return on its investments which may lead to future returns that may be significantly lower than anticipated.

The calculations of the Company's underwritten internal rates of return included in this annual report on Form 10-K with respect to its investments are based on, among other considerations, assumptions regarding the performance of its assets, the costs of financing, the availability of its repurchase facilities, the exercise of extension options and the absence of dispositions, early prepayments or defaults, all of which are subject to significant uncertainty. In addition, events or conditions that have not been anticipated may occur and may have a significant effect on the actual rate of return received on the Company's target assets. If these assumptions fail to materialize, future returns on the Company's investments may be significantly lower than underwritten returns. For additional discussion of factors that may affect actual returns on the Company's investments, see "Quantitative and Qualitative Disclosures about Market Risk" and "Management's Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations".

The Company may be subject to lender liability claims.

In recent years, a number of judicial decisions have upheld the right of borrowers to sue lending institutions on the basis of various evolving legal theories, collectively termed "lender liability." Generally, lender liability is founded on the premise that a lender has either violated a duty, whether implied or contractual, of good faith and fair dealing owed to the borrower or has assumed a degree of control over the borrower resulting in the creation of a fiduciary duty owed to the borrower or its other creditors or stockholders. The Company cannot assure prospective investors that such claims will not arise or that the Company will not be subject to significant liability if a claim of this type did arise.

Any credit ratings assigned to the Company's investments will be subject to ongoing evaluations and revisions and the Company cannot assure you that those ratings will not be downgraded.

Some of the Company's assets may be rated by nationally recognized statistical rating organizations. Any credit ratings on the Company's assets are subject to ongoing evaluation by credit rating agencies, and these ratings could be changed or withdrawn by a rating agency in the future if, in its judgment, circumstances warrant. If rating agencies assign a lower-than-expected rating or reduce or withdraw, or indicate that they may reduce or withdraw, their ratings of the Company's investments in the future, the value of these investments could significantly decline, which would adversely affect the value of the Company's investment portfolio and could result in losses upon disposition or the failure of borrowers to satisfy their debt service obligations to the Company. An investment grade credit rating does not provide assurance that the subject investment will not become impaired.

The Company may experience a decline in the fair value of its assets.

A decline in the fair market value of the Company's assets may require it to recognize an "other-than-temporary" impairment against such assets under GAAP if the Company was to determine that, with respect to any assets in unrealized loss positions, the Company does not have the ability and intent to hold such assets to maturity or for a period of time sufficient for a forecasted market price recovery up to or beyond the cost of such assets. On at least a quarterly basis, management will assess both the intent and ability to continue to hold such assets as long-term investments. As part of this process, the Company will monitor these securities for any other-than-temporary impairments. A change in the ability and/or intent to continue to hold these available-for-sale securities could result in the Company recognizing an impairment charge.

Such impairment charges reflect non-cash losses at the time of recognition; subsequent disposition or sale of such assets could further affect the Company's future losses or gains, as they are based on the difference between the sale price received and adjusted amortized cost of such assets at the time of sale.

Some of the Company's portfolio investments will be recorded at fair value and, as a result, there will be uncertainty as to the value of these investments. Furthermore, the Company's determinations of fair value may have a material impact on its financial condition, liquidity and results of operations.

The Company expects that the value of some of its investments may not be readily determinable. The Company will value these investments quarterly at fair value, as determined in accordance with GAAP. Because such valuations are subjective, the fair value of certain of the Company's assets may fluctuate over short periods of time and the Company's determinations of fair value may differ materially from the values that would have been used if a ready market for these assets existed. The Company's determinations of fair value may have a material impact on its earnings, in the case of impaired loans and other assets, trading securities and available-for-sale securities that are subject to other-than-temporary impairments, or the Company's accumulated other comprehensive income/(loss) in its stockholders' equity, in the case of available-for-sale securities that are subject only to temporary impairments. Accordingly, the value of the Company's common stock could be adversely affected by the Company's determinations regarding the fair value of its investments, whether in the applicable period or in the future.

Additionally, the Company's results of operations for a given period could be adversely affected if its determinations regarding the fair value of these investments were materially higher than the values that the Company ultimately realizes upon their disposal. The valuation process has been particularly challenging recently as market events have made valuations of certain assets more difficult, unpredictable and volatile.

Liability relating to environmental matters may impact the value of properties that the Company may acquire or the properties underlying its investments.

Under various U.S. federal, state and local laws, an owner or operator of real property may become liable for the costs of removal of certain hazardous substances released on its property. These laws often impose liability without regard to whether the owner or operator knew of, or was responsible for, the release of such hazardous substances.

The presence of hazardous substances may adversely affect an owner's ability to sell real estate or borrow using real estate as collateral. To the extent that an owner of a property underlying one of the Company's debt investments becomes liable for removal costs, the ability of the owner to make payments to the Company may be reduced, which in turn may adversely affect the value of the relevant mortgage asset held by the Company and on the Company's ability to make distributions to its stockholders.

If the Company owns any properties, mortgage or other real estate-related loans upon a default of the presence of hazardous substances on a property may adversely affect the Company's ability to sell the property and the Company may incur substantial remediation costs, thus harming its financial condition. The discovery of material environmental liabilities attached to such properties could have a material adverse effect on the Company's results of operations and financial condition and its ability to make distributions to its stockholders.

Investments in preferred equity involve a greater risk of loss than traditional debt financing.

The Company may invest in real estate preferred equity as an alternative to mezzanine loans, which involves a higher degree of risk than first mortgage loans due to a variety of factors, including the risk that, similar to mezzanine loans, such investments are subordinate to first mortgage loans and are not collateralized by property underlying the investment and, in certain instances, may not have financial performance covenants. Although as a holder of preferred equity the Company may enhance its position with covenants that limit the activities of the entity in which the Company has an interest and protect its equity by obtaining an exclusive right to control the underlying property after an event of default, should such a default occur on its investment, the Company would only be able to proceed against the entity in which it has an interest, and not the property owned by such entity and underlying the Company's investment. Further, similar to mezzanine loans, preferred equity does not ordinarily afford the holder with the full range of protections of a creditor. As a result, the Company may not recover some or all of its investment.

The lack of liquidity of the Company's assets may adversely affect the Company's business, including its ability to value and sell its assets.

The illiquidity of the Company's investments in commercial mortgage loans, commercial real estate corporate debt and loans and other real estate-related debt investments other than certain of its investments in CMBS may make it difficult for the Company to sell such investments if the need or desire arises. Many of the securities the Company purchases will not be registered under the relevant securities laws, resulting in a prohibition against their transfer, sale, pledge or their disposition except in a transaction that is exempt from the registration requirements of, or otherwise in accordance with, those laws. In addition, certain investments such as B Notes, mezzanine loans and other loans are also particularly illiquid investments due to their short life, their potential unsuitability for securitization and the greater difficulty of recovery in the event of a borrower's default. As a result, the Company expects many of its investments will be illiquid and if the Company is required to liquidate all or a portion of its portfolio quickly, the Company may realize significantly less than the value at which it has previously recorded its investments. Further, the Company may face other restrictions on its ability to liquidate an investment in a business entity to the extent that the Company or the Manager has or could be attributed with material, non-public information regarding such business entity. As a result, the Company's ability to vary its portfolio in response to changes in economic and other conditions may be relatively limited, which could adversely affect the Company's results of operations and financial condition.

The Company's investments may be concentrated and will be subject to risk of default.

The Company is not required to observe specific diversification criteria, except as may be set forth in the investment guidelines adopted by its board of directors. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Investment Guidelines." Therefore, the Company's investments in its target assets may at times be concentrated in certain property types that are subject to higher risk of foreclosure, or secured by properties concentrated in a limited number of geographic locations. To the extent that the Company's investment portfolio is concentrated in any one region or type of asset, downturns relating generally to such region or type of asset may result in defaults on a number of the Company's investments within a short time period, which may reduce its net income and the value of its common stock and accordingly reduce the Company's ability to pay dividends to its stockholders. Difficult conditions in the markets for mortgages and mortgage-related assets as well as the broader financial markets have resulted in a significant contraction in liquidity for mortgages and mortgage-related assets, which may adversely affect the value of the assets in which the Company intends to invest.

The Company's results of operations will be materially affected by conditions in the markets for mortgages and mortgage-related assets as well as the broader financial markets and the economy generally. Beginning in mid-2007, global financial markets encountered a series of events from the collapse of the sub-prime mortgage market to the ensuing dramatic widening of credit spreads and corresponding broad-scale freezing of corporate lending. These events led to a significant dislocation in capital markets and created a severe shortage of debt capital for commercial real estate, a deleveraging of the entire global financial system and the forced sale of large quantities of mortgage-related and other financial assets. As a result of these conditions, many traditional commercial mortgage loan and securities investors have suffered severe losses in their loan and securities portfolios and several major market participants have failed or been impaired, resulting in a severe contraction in market liquidity and in a sharp reduction in the availability of credit for real estate-related assets. Further certain lenders have been impacted by the European sovereign debt crisis. The resulting illiquidity has negatively affected both the terms and availability of financing for all real estate-related assets, and has generally resulted in real estate-related assets trading at significantly lower prices and higher yields compared to prior periods. Further increased volatility and deterioration in the markets for mortgages and mortgage-related assets as well as the broader financial markets may adversely affect the performance and market value of the Company's investments. Furthermore, if these conditions persist, institutions from which the Company may seek financing for its investments may become insolvent or tighten their lending standards, which could make it more difficult for the Company to obtain financing on favorable terms or at all. The Company's profitability may be adversely affected if it is unable to obtain cost-effective financing for its investments.

The commercial mortgage loans and other commercial real estate-related loans the Company invests in and the commercial mortgage loans underlying the CMBS the Company invests in are subject to delinquency, foreclosure and loss, any or all of which could result in losses to the Company.

Commercial mortgage loans are secured by multifamily or commercial property and are subject to risks of delinquency and foreclosure, and risks of loss that are greater than similar risks associated with mortgage loans made on the security of one to four family residential properties. The ability of a borrower to repay a loan secured by an income-producing property typically is dependent primarily upon the successful operation of such property rather than upon the existence of independent income or assets of the borrower. If the net operating income of the property is reduced, the borrower's ability to repay the loan may be impaired. The Manager will make certain estimates of losses during its underwriting of commercial mortgage loans. However, estimates may not prove accurate, as actual results may vary from estimates. Net operating income of an income-producing property can be affected by, among other things: tenant mix, success of tenant businesses, property management decisions, property location and condition, competition from comparable types of properties, changes in laws that increase operating expense or limit rents that may be charged, any need to address environmental contamination at the property, the occurrence of any uninsured casualty at the property, changes in national, regional or local economic conditions and/or specific industry segments, declines in regional or local real estate values, declines in regional or local rental or occupancy rates, increases in interest rates, real estate tax rates and other operating expenses, changes in governmental rules, regulations and fiscal policies, including environmental legislation, acts of God, terrorism, social unrest and civil disturbances.

In the event of any default under a mortgage or other real estate-related loan held directly by the Company, the Company will bear a risk of loss of principal to the extent of any deficiency between the value of the collateral and the principal and accrued interest of the commercial mortgage loan or other real estate-related loan, which could have a material adverse effect on the Company's cash flow from operations. In the event of the bankruptcy of a commercial mortgage loan borrower or other real estate-related loan borrower, the loan to such borrower will be deemed to be secured only to the extent of the value of the underlying collateral at the time of bankruptcy (as determined by the bankruptcy court), and the lien securing the loan will be subject to the avoidance powers of the bankruptcy trustee or debtor-in-possession to the extent the lien is unenforceable under state law.

Foreclosure of a commercial mortgage loan can be an expensive and lengthy process which could have a substantial negative effect on the Company's anticipated return on the foreclosed mortgage loan. CMBS evidence interests in or are secured by a single commercial mortgage loan or a pool of commercial mortgage loans. Accordingly, the CMBS the Company invests in are subject to all of the risks of the underlying mortgage loans.

The Company's investments in B Notes and mezzanine loans may be subject to losses. The B Notes in which the Company may invest may be subject to additional risks relating to the privately negotiated structure and terms of the transaction, which may result in losses to the Company.

As part of the Company's whole loan origination platform, the Company may retain from whole loans it acquires or originates, subordinate interests referred to as B Notes. B Notes are commercial real estate loans secured by a first mortgage on a single large commercial property or group of related properties and subordinated to a senior interest, referred to as an A Note. As a result, if a borrower defaults, there may not be sufficient funds remaining for B Note owners after payment to the A Note owners. B Notes reflect similar credit risks to comparably rated CMBS. However, since each transaction is privately negotiated, B Notes can vary in their structural characteristics and risks. For example, the rights of holders of B Notes to control the process following a borrower default may be limited in certain investments. The Company cannot predict the terms of each B Note investment. Similar to the Company's B Note strategy, the Company may originate or acquire mezzanine loans originated after January 1, 2009, which are loans made to property owners that are secured by pledges of the borrower's ownership interests, in whole or in part, in entities that directly or indirectly own the real property. The loan to value and last dollar of exposure of the mezzanine loans will not differ greatly from the whole loans the Company originates or acquires, with the key distinction being that the most senior portion of the loan with the least credit risk is owned by a third party lender. In the event a borrower defaults on a loan and lacks sufficient assets to satisfy the Company's loan, the Company may suffer a loss of principal or interest. In the event a borrower declares bankruptcy, the Company may not have full recourse to the assets of the borrower, or the assets of the borrower may not be sufficient to satisfy the loan. In addition, mezzanine loans are by their nature structurally subordinated to more senior property level financings. If a borrower defaults on the Company's mezzanine loan or on debt senior to the Company's loan, or in the event of a borrower bankruptcy, the Company's mezzanine loan will be satisfied only after the property level debt and other senior debt is paid in full. Significant losses related to the Company's B Notes or mezzanine loans would result in operating losses for the Company and may limit the Company's ability to make distributions to its stockholders.

The Company will likely not control the special servicing of the mortgage loans included in the CMBS in which it invests and, in such cases, the special servicer may take actions that could adversely affect the Company's interests.

With respect to each series of the CMBS in which the Company invests, overall control over the special servicing of the related underlying mortgage loans will be held by a "directing certificate-holder" or a "controlling class representative," which is appointed by the holders of the most subordinate class of certificates in such series (except in the case of certain CMBS, where control over the servicing of the underlying mortgage loans must not be held by investors in a subordinate class of the CMBS once the principal balance of that class is reduced to less than 25% of its initial principal balance as a result of both actual realized losses and "appraisal reduction amounts"). In general, the Company will target for acquisition "investment grade" CMBS (which are rated Aaa/AAA through Baa3/BBB- by nationally recognized statistical rating organizations) issued on or after September 1, 2009. In addition, the Company will also seek to acquire CMBS issued prior to January 1, 2009 with an emphasis on tranches that have retained their AAA credit rating. Since the Company will initially focus on these classes of CMBS, the Company will likely not have the right to appoint the directing certificate-holder. In connection with the servicing of the specially serviced mortgage loans, the related special servicer may, at the direction of the directing certificate-holder, take actions with respect to the specially serviced mortgage loans that could adversely affect the Company's interests. However, the special servicer is generally not permitted to take actions that are prohibited by law or violate the applicable servicing standard or the terms of the mortgage loan documents.

The Company's investments in commercial real estate corporate debt and loans and debt securities of commercial real estate operating or finance companies will be subject to the specific risks relating to the particular company and to the general risks of investing in real estate-related loans and securities, which may result in significant losses.

The Company may invest in commercial real estate corporate debt and loans and debt securities of commercial real estate operating or finance companies, including REITs. These investments will involve special risks relating to the particular company, including its financial condition, liquidity, results of operations, business and prospects. In particular, the debt securities are often non-collateralized and may also be subordinated to its other obligations. The Company may invest in debt securities of companies that are not rated or are rated non-investment grade by one or more rating agencies. Investments that are not rated or are rated non-investment grade have a higher risk of default than investment grade rated assets and therefore may result in losses to us. The Company has not adopted any limit on such investments.

These investments will also subject the Company to the risks inherent with real estate-related investments, including the risks described with respect to commercial properties and similar risks, including:

- risks of delinquency and foreclosure, and risks of loss in the event thereof;
- the dependence upon the successful operation of, and net income from, real property;
- risks generally incident to interests in real property; and
- risks specific to the type and use of a particular property.

These risks may adversely affect the value of the Company's investments in commercial real estate operating and finance companies and the ability of the issuers thereof to make principal and interest payments in a timely manner, or at all, and could result in significant losses.

A prolonged economic slowdown, a lengthy or severe recession or declining real estate values could impair the Company's investments and harm its operations.

The Company believes the risks associated with its business will be more severe during periods of economic slowdown or recession if these periods are accompanied by declining real estate values. In addition, the Company's investment model may be adversely affected if the current economic recession continues longer or is deeper than the Company anticipates. Declining real estate values will likely reduce the level of new mortgage and other real estate-related loan originations since borrowers often use appreciation in the value of their existing properties to support the purchase or investment in additional properties. Borrowers may also be less able to pay principal and interest on the Company's loans if the value of real estate weakens. Further, declining real estate values significantly increase the likelihood that the Company will incur losses on its loans in the event of default because the value of its collateral may be insufficient to cover its cost on the loan. Any sustained period of increased payment delinquencies, foreclosures or losses could adversely affect the Company's manager's ability to invest in, sell and securitize loans, which would materially and adversely affect the Company's results of operations, financial condition, liquidity and business and the Company's ability to pay dividends to stockholders.

The Company's real estate investments are subject to risks particular to real property. These risks may result in a reduction or elimination of return from a loan secured by a particular property.

The Company may own real estate directly in the future upon a default of mortgage or other real estate-related loans. Real estate investments are subject to various risks, including:

- acts of God, including earthquakes, floods and other natural disasters, which may result in uninsured losses;
- acts of war or terrorism, including the consequences of terrorist attacks, such as those that occurred on September 11, 2001;
- adverse changes in national and local economic and market conditions;
- changes in governmental laws and regulations, fiscal policies and zoning ordinances and the related costs of compliance with laws and regulations, fiscal policies and ordinances;
- costs of remediation and liabilities associated with environmental conditions such as indoor mold; and
- the potential for uninsured or under-insured property losses.

If any of these or similar events occurs, it may reduce the Company's return from an affected property or investment and reduce or eliminate the Company's ability to pay dividends to stockholders.

The Company may invest in non-U.S. assets which may subject to it to the uncertainty of foreign laws and markets and currency rate exposure.

The Company's investment guidelines permit investments in non-U.S. assets provided that no more than 20% of the Company's cash equity may be invested in such non-U.S. assets. Investments in countries outside of the United States may subject the Company to risks of multiple and conflicting tax laws and regulations, and other laws and regulations that may make foreclosure and the exercise of other remedies in the case of default more difficult or costly compared to U.S. assets and political and economic instability abroad, any of which factors could adversely affect the Company's receipt of returns on and distributions from these investments. In addition, such investments may be denominated in currencies other than U.S. dollars which would expose the Company to foreign currency risk.

The Company maintains cash balances in its bank accounts that exceed the FDIC insurance limitation.

The Company regularly maintains cash balances at banks domiciled in the United States in excess of the Federal Deposit Insurance Corporation insurance limit. The failure of such bank could result in the loss of a portion of such cash balances in excess of the federally insured limit, which could materially and adversely affect the Company's financial position.

RISKS RELATED TO THE COMPANY'S TAXATION AS A REIT

Qualifying as a REIT involves highly technical and complex provisions of the Internal Revenue Code, and the Company's failure to qualify as a REIT or remain qualified as a REIT would subject it to U.S. federal income tax and applicable state and local taxes, which would reduce the amount of cash available for distribution to the Company's stockholders.

The Company believes that it has been organized and operates and intends to continue to be organized and to operate in a manner that will allow it to qualify as a REIT for U.S. federal income tax purposes commencing with the Company's taxable year ended December 31, 2009. The Company has not requested and does not intend to request a ruling from the Internal Revenue Service, or the IRS, that it qualifies as a REIT. The U.S. federal income tax laws governing REITs are complex, and judicial and administrative interpretations of the U.S. federal income tax laws governing REIT qualification are limited. To qualify as a REIT, the Company must meet, on an ongoing basis, various tests regarding the nature and diversification of its assets and its income, the ownership of its outstanding shares, and the amount of its distributions. Even a technical or inadvertent violation could jeopardize the Company's REIT qualification. The Company's ability to satisfy the asset tests depends upon its analysis of the characterization and fair market values of its assets, some of which are not susceptible to a precise determination, and for which the Company will not obtain independent appraisals. The Company's compliance with the REIT income and quarterly asset requirements also depends upon the Company's ability to successfully manage the composition of its income and assets on an ongoing basis. Moreover, new legislation, court decisions or administrative guidance, in each case possibly with retroactive effect, may make it more difficult or impossible for the Company to qualify as a REIT. In addition, the Company's ability to satisfy the requirements to qualify as a REIT depends in part on the actions of third parties over which the Company has no control or only limited influence, including in cases where the Company owns an equity interest in an entity that is classified as a partnership for U.S. federal income tax purposes. Thus, while the Company intends to operate so that it will qualify as a REIT, given the highly complex nature of the rules governing REITs, the ongoing importance of factual determinations, and the possibility of future changes in its circumstances, no assurance can be given that the Company will so qualify for any particular year.

If the Company fails to qualify as a REIT in any taxable year, and the Company does not qualify for certain statutory relief provisions, it would be required to pay U.S. federal income tax on its taxable income, and distributions to its stockholders would not be deductible by the Company in determining its taxable income. In such a case, the Company might need to borrow money or sell assets in order to pay its taxes. The Company's payment of income tax would decrease the amount of its income available for distribution to stockholders. Furthermore, if the Company fails to maintain its qualification as a REIT, the Company no longer would be required to distribute substantially all of its taxable income to stockholders. In addition, unless the Company were eligible for certain statutory relief provisions, it could not re-elect to qualify as a REIT for the subsequent four taxable years following the year in which it failed to qualify.

Complying with REIT requirements may force the Company to liquidate or forego otherwise attractive investments.

To qualify as a REIT, the Company must ensure that it meets the REIT gross income test annually and that, at the end of each calendar quarter, at least 75% of the value of its assets consists of cash, cash items, government securities, shares in REITs and other qualifying real estate assets, including certain mortgage loans and certain kinds of mortgage-backed securities. The remainder of the Company's investments in securities (other than government securities and REIT qualified real estate assets) generally cannot include more than 10% of the outstanding voting securities of any one issuer or more than 10% of the total value of the outstanding securities of any one issuer. In addition, in general, no more than 5% of the value of the Company's assets (other than government securities and securities that are qualifying real estate assets) can consist of the securities of any one issuer, and no more than 25% of the value of the Company's total securities can be represented by securities of one or more taxable REIT subsidiaries, or TRSs. If the Company fails to comply with these requirements at the end of any calendar quarter, it must correct the failure within 30 days after the end of the calendar quarter or qualify for certain statutory relief provisions to avoid losing its REIT qualification and suffering adverse tax consequences. As a result, the Company may be required to liquidate from its portfolio, or contribute to a TRS, otherwise attractive investments, and may be unable to pursue investments that would be otherwise advantageous to the Company in order to satisfy the source of income or asset diversification requirements for qualifying as a REIT. These actions could have the effect of reducing the Company's income and amounts available for distribution to its stockholders.

REIT distribution requirements could adversely the Company's ability to execute its business plan and may require the Company to incur debt or sell assets to make such distributions.

In order to qualify as a REIT, the Company must distribute to its stockholders, each calendar year, at least 90% of its REIT taxable income, determined without regard to the deduction for dividends paid and excluding net capital gain. To the extent that the Company satisfies the 90% distribution requirement, but distributes less than 100% of its taxable income, the Company will be subject to U.S. federal corporate income tax on its undistributed income. In addition, the Company will incur a 4% nondeductible excise tax on the amount, if any, by which its distributions in any calendar year are less than a minimum amount specified under U.S. federal income tax laws. The Company intends to distribute its net income to its stockholders in a manner intended to satisfy the REIT 90% distribution requirement and to avoid the 4% nondeductible excise tax.

In addition, the Company's taxable income may substantially exceed its net income as determined by GAAP or differences in timing between the recognition of taxable income and the actual receipt of cash may occur. For example, the Company may be required to accrue interest and discount income on mortgage loans, CMBS, and other types of debt securities or interests in debt securities before it receives any payments of interest or principal on such assets. The Company may be required under the terms of the indebtedness that it incurs, whether to private lenders or pursuant to government programs, to use cash received from interest payments to make principal payment on that indebtedness, with the effect that the Company will recognize income but will not have a corresponding amount of cash available for distribution to its stockholders.

As a result of the foregoing, the Company may generate less cash flow than taxable income in a particular year and find it difficult or impossible to meet the REIT distribution requirements in certain circumstances. In such circumstances, the Company may be required to: (i) sell assets in adverse market conditions, (ii) borrow on unfavorable terms, (iii) distribute amounts that would otherwise be invested in future acquisitions, capital expenditures or repayment of debt or (iv) make a taxable distribution of the Company's shares as part of a distribution in which stockholders may elect to receive shares or (subject to a limit measured as a percentage of the total distribution) cash, in order to comply with the REIT distribution requirements. Thus, compliance with the REIT distribution requirements may hinder the Company's ability to grow, which could adversely affect the value of its common stock.

Even if the Company qualifies as a REIT, it may face tax liabilities that reduce its cash flow.

Even if the Company qualifies for taxation as a REIT, it may be subject to certain U.S. federal, state and local taxes on its income and assets, including taxes on any undistributed income, tax on income from some activities conducted as a result of a foreclosure, and state or local income, franchise, property and transfer taxes, including mortgage recording taxes. In addition, the Company has jointly elected with each of ACREFI I TRS, Inc. ("ACREFI TRS"), a Delaware corporation that is indirectly wholly owned by the Company, and ACREFI II TRS, Ltd. ("ACREFI II TRS"), a Cayman company that is indirectly wholly-owned by the Company, to treat each of ACREFI TRS and ACREFI II TRS as a TRS of the Company. ACREFI TRS and any other domestic TRSs the Company owns will be subject to U.S. federal, state and local corporate taxes. In order to meet the REIT qualification requirements, or to avoid the imposition of a 100% tax that applies to certain gains derived by a REIT from sales of inventory or property held primarily for sale to customers in the ordinary course of business, the Company may hold some of its assets through taxable subsidiary corporations, including ACREFI TRS, ACREFI II TRS, or any other TRSs the Company may form. Any taxes paid by such subsidiary corporations would decrease the cash available for distribution to the Company's stockholders.

The Internal Revenue Code and the Treasury Regulations promulgated thereunder provide a specific exemption from U.S. federal income tax that applies to a non-U.S. corporation that restricts its activities in the United States to trading in stock and securities (or any activity closely related thereto) for its own account whether such trading (or such other activity) is conducted by such a non-U.S. corporation or its employees through a resident broker, commission agent, custodian or other agent. Certain U.S. stockholders of such a non-U.S. corporation are required to include in their income currently their proportionate share of the earnings of such a corporation, whether or not such earnings are distributed. ACREFI II TRS intends to operate in a manner so that it will not be subject to U.S. federal income tax on its net income. Therefore, despite the status of ACREFI II TRS as a TRS, it should generally not be subject to U.S. federal corporate income tax on its earnings. However, there is no assurance that ACREFI II TRS will successfully operate in this manner. If ACREFI II TRS were subject to U.S. federal income tax on all or a portion of its income, this would reduce the amount of cash it had available for distributions to the Company, which could in turn reduce the amount of cash the Company was able to distribute to its shareholders.

The failure of mortgage loans or CMBS subject to a repurchase agreement or a mezzanine loan to qualify as a real estate asset would adversely affect the Company's ability to qualify as a REIT.

When the Company enters into repurchase agreements, it will nominally sell certain of its assets to a counterparty and simultaneously enter into an agreement to repurchase the sold assets. The Company believes that it will be treated for U.S. federal income tax purposes as the owner of the assets that are the subject of any such agreements notwithstanding that such agreements may transfer record ownership of the assets to the counterparty during the term of the agreement. It is possible, however, that the IRS could assert that the Company did not own the assets during the term of the repurchase agreement, in which case the Company could fail to qualify as a REIT.

In addition, the Company has and may continue to acquire and originate mezzanine loans, which are loans secured by equity interests in a partnership or limited liability company that directly or indirectly owns real property. In Revenue Procedure 2003-65, the IRS provided a safe harbor pursuant to which a mezzanine loan, if it meets each of the requirements contained in the Revenue Procedure, will be treated by the IRS as a real estate asset for purposes of the REIT asset tests, and interest derived from the mezzanine loan will be treated as qualifying mortgage interest for purposes of the REIT 75% gross income test. Although the Revenue Procedure provides a safe harbor on which taxpayers may rely, it does not prescribe rules of substantive tax law. The Company expects to treat certain mezzanine loans that may not meet all of the requirements for reliance on this safe harbor as real estate assets giving rise to qualifying mortgage interest for purposes of the REIT asset and income requirements, or otherwise not adversely affecting the Company's qualification as a REIT. There can be no assurance that the IRS will not challenge the tax treatment of these mezzanine loans, and if such a challenge were sustained, the Company could in certain circumstances be required to pay a penalty tax or fail to qualify as a REIT.

The Company may be required to report taxable income for certain investments in excess of the economic income the Company ultimately realizes from them.

The Company may acquire debt instruments in the secondary market for less than their face amount. The amount of such discount will generally be treated as "market discount" for U.S. federal income tax purposes. Accrued market discount is reported as income when, and to the extent that, any payment of principal of the debt instrument is made, unless the Company elects to include accrued market discount in income as it accrues. Principal payments on certain loans are made monthly, and consequently accrued market discount may have to be included in income each month as if the debt instrument were assured of ultimately being collected in full. If the Company collects less on the debt instrument than the Company's purchase price plus the market discount the Company had previously reported as income, it may not be able to benefit from any offsetting loss deductions.

Similarly, some of the CMBS that the Company acquires may have been issued with original issue discount. The Company will be required to report such original issue discount based on a constant yield method and will be taxed based on the assumption that all future projected payments due on such CMBS will be made. If such CMBS turns out not to be fully collectible, an offsetting loss deduction will become available only in the later year that uncollectability is provable.

Finally, in the event that any debt instruments or CMBS acquired by the Company are delinquent as to mandatory principal and interest payments, or in the event payments with respect to a particular debt instrument are not made when due, the Company may nonetheless be required to continue to recognize the unpaid interest as taxable income as it accrues, despite doubt as to its ultimate collectability. Similarly, the Company may be required to accrue interest income with respect to subordinate mortgage-backed securities at its stated rate regardless of whether corresponding cash payments are received or are ultimately collectable. In each case, while the Company would in general ultimately have an offsetting loss deduction available to the Company when such interest was determined to be uncollectible, the utility of that deduction could depend on the Company's having taxable income in that later year or thereafter.

The "taxable mortgage pool" rules may increase the taxes that the Company or its stockholders may incur, and may limit the manner in which the Company effects future securitizations.

Securitizations by the Company or its subsidiaries could result in the creation of taxable mortgage pools for U.S. federal income tax purposes. As a result, the Company could have "excess inclusion income." Certain categories of stockholders, such as non-U.S. stockholders eligible for treaty or other benefits, stockholders with net operating losses, and certain tax-exempt stockholders that are subject to unrelated business income tax, could be subject to increased taxes on a portion of their dividend income from the Company that is attributable to any such excess inclusion income. In addition, to the extent that the Company's common stock is owned by tax-exempt "disqualified organizations," such as certain government-related entities and charitable remainder trusts that are not subject to tax on unrelated business income, the Company may incur a corporate level tax on a portion of any excess inclusion income. Moreover, the Company could face limitations in selling equity interests in these securitizations to outside investors, or selling any debt securities issued in connection with these securitizations that might be considered to be equity interests for tax purposes. These limitations may prevent the Company from using certain techniques to maximize its returns from securitization transactions.

Although the Company's use of TRSs may be able to partially mitigate the impact of meeting the requirements necessary to maintain the Company's qualification as a REIT, the Company's ownership of and relationship with its TRSs is limited and a failure to comply with the limits would jeopardize the Company's REIT qualification and may result in the application of a 100% excise tax.

A REIT may own up to 100% of the stock of one or more TRSs. A TRS may hold assets and earn income that would not be qualifying assets or income if held or earned directly by a REIT. Both the subsidiary and the REIT must jointly elect to treat the subsidiary as a TRS. A corporation of which a TRS directly or indirectly owns more than 35% of the voting power or value of the stock will automatically be treated as a TRS. Overall, no more than 25% of the value of a REIT's assets may consist of stock or securities of one or more TRSs. In addition, the TRS rules limit the deductibility of interest paid or accrued by a TRS to its parent REIT to assure that the TRS is subject to an appropriate level of corporate taxation. The rules also impose a 100% excise tax on certain transactions between a TRS and its parent REIT that are not conducted on an arm's-length basis.

ACREFI TRS and any other domestic TRSs that the Company may form will pay U.S. federal, state and local income tax on their taxable income, and their after-tax net income will be available for distribution to the Company but will not be required to be distributed to the Company, unless necessary to maintain the Company's REIT qualification. In addition, while not intended, it is possible that ACREFI II TRS could be subject to U.S. federal, state, and local income tax on all or a portion of its income. While the Company will be monitoring the aggregate value of the securities of the Company's TRSs and intends to conduct its affairs so that such securities will represent less than 25% of the value of the Company's total assets, there can be no assurance that the Company will be able to comply with the TRS limitation in all market conditions.

The Company will be required to include in its income, on a current basis, the earnings of ACREFI II TRS. These income inclusions are not technically included in any of the enumerated categories of income that qualify for the REIT 95% gross income test. However, in recent private letter rulings (which may not be relied on as precedent, but which generally indicates the IRS's view on an issue), the IRS exercised its authority under Internal Revenue Code section 856(c)(5)(J)(ii) to treat such income as qualifying income for purposes of the REIT 95% gross income test. As a result, based on advice of counsel, the Company intends to treat income inclusions from ACREFI II TRS as qualifying income for purposes of the REIT 95% gross income test. Notwithstanding the IRS's determination in the private letter rulings described above, it is possible that the IRS could assert that such income does not qualify for purposes of the REIT 95% gross income test, which, if such income together with other income the Company earns that does not qualify for the REIT 95% gross income test exceeded 5% of our gross income, could cause the Company to be subject to a penalty tax and could impact the Company's ability to qualify as a REIT.

Dividends payable by REITs generally do not qualify for the reduced tax rates on dividend income from regular corporations, which could adversely affect the value of the Company's shares.

The maximum U.S. federal income tax rate for certain qualified dividends payable to domestic stockholders that are individuals, trusts and estates is 20%. Dividends payable by REITs, however, are generally not eligible for the reduced rates and therefore may be subject to a 39.6% maximum U.S. federal income tax rate on ordinary income. Although the reduced U.S. federal income tax rate applicable to dividend income from regular corporate dividends does not adversely affect the taxation of REITs or dividends paid by REITs, the more favorable rates applicable to regular corporate dividends could cause investors who are individuals, trusts and estates to perceive investments in REITs to be relatively less attractive than investments in the stocks of non-REIT corporations that pay dividends, which could adversely affect the value of the shares of REITs, including the Company's shares.

Complying with REIT requirements may limit the Company's ability to hedge effectively.

The REIT provisions of the Internal Revenue Code may limit the Company's ability to hedge its assets and operations. Under these provisions, any income that the Company generates from transactions intended to hedge its interest rate exposure will be excluded from gross income for purposes of the REIT 75% and 95% gross income tests if the instrument hedges interest rate risk on liabilities used to carry or acquire real estate assets, and such instrument is properly identified under applicable Treasury Regulations. Income from hedging transactions that do not meet these requirements will generally constitute nonqualifying income for purposes of both the REIT 75% and 95% gross income tests. As a result of these rules, the Company may have to limit its use of hedging techniques that might otherwise be advantageous or implement those hedges through ACREFI TRS, ACREFI II TRS, or another TRS. This could increase the cost of the Company's hedging activities because the Company's TRS could be subject to tax on gains or expose the Company to greater risks associated with changes in interest rates than the Company would otherwise want to bear. In addition, losses in the Company's TRS will generally not provide any tax benefit to the Company, although such losses may be carried forward to offset future taxable income of the TRS.

The tax on prohibited transactions will limit the Company's ability to engage in transactions, including certain methods of securitizing mortgage loans, that would be treated as sales for U.S. federal income tax purposes.

A REIT's net income from prohibited transactions is subject to a 100% tax. In general, prohibited transactions are sales or other dispositions of property, other than foreclosure property, but including mortgage loans, held as inventory or primarily for sale to customers in the ordinary course of business. The Company might be subject to this tax if it was to sell or securitize loans in a manner that was treated as a sale of the loans as inventory for U.S. federal income tax purposes. Therefore, in order to avoid the prohibited transactions tax, the Company may choose not to engage in certain sales of loans, other than through a TRS, and the Company may be required to limit the structures it uses for its securitization transactions, even though such sales or structures might otherwise be beneficial for the Company.

The Company may be subject to adverse legislative or regulatory tax changes that could reduce the market price of shares of its common stock.

At any time, the U.S. federal income tax laws or regulations governing REITs or the administrative interpretations of those laws or regulations may be changed, possibly with retroactive effect. The Company cannot predict if or when any new U.S. federal income tax law, regulation or administrative interpretation, or any amendment to any existing U.S. federal income tax law, regulation or administrative interpretation, will be adopted, promulgated or become effective or whether any such law, regulation or interpretation may take effect retroactively. The Company and its stockholders could be adversely affected by any such change in, or any new, U.S. federal income tax law, regulation or administrative interpretation.

The Company's qualification as a REIT and exemption from U.S. federal income tax with respect to certain assets may be dependent on the accuracy of legal opinions or advice rendered or given or statements by the issuers of assets that the Company acquires, and the inaccuracy of any such opinions, advice or statements may adversely affect the Company's REIT qualification and result in significant corporate-level tax.

When purchasing securities, the Company may rely on opinions or advice of counsel for the issuer of such securities, or statements made in related offering documents, for purposes of determining whether such securities represent debt or equity securities for U.S. federal income tax purposes, and also to what extent those securities constitute REIT real estate assets for purposes of the REIT asset tests and produce income which qualifies under the 75% REIT gross income test. In addition, when purchasing the equity tranche of a securitization, the Company may rely on opinions or advice of counsel regarding the qualification of the securitization for exemption from U.S. corporate income tax and the qualification of interests in such securitization as debt for U.S. federal income tax purposes. The inaccuracy of any such opinions, advice or statements may adversely affect the Company's REIT qualification and result in significant corporate-level tax.

Item 1B. Unresolved Staff Comments.

None.

Item 2. Properties.

The Company uses the offices of the Manager located at 9 West 57th Street, New York, NY 10019, telephone 212-515-3200.

Item 3. Legal Proceedings.

From time to time, the Company may be involved in various claims and legal actions in the ordinary course of business. As of December 31, 2012, the Company was not involved in any legal proceedings.

Item 4. Mine Safety Disclosures.

Not Applicable.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.

Market Information

The Company's common stock is listed on the New York Stock Exchange, under the symbol "ARI." On February 25, 2013, the last sales price for the Company's common stock on the New York Stock Exchange was $17.24 per share. The following table sets forth the high and low sales prices per share of the common stock during each calendar quarter for the years indicated:

	High	Low
2012		
Fourth quarter	$17.53	$15.10
Third quarter	$18.27	$16.03
Second quarter	$16.63	$15.28
First quarter	$16.30	$13.05
2011		
Fourth quarter	$14.50	$11.79
Third quarter	$16.47	$12.98
Second quarter	$16.58	$15.81
First quarter	$17.11	$16.22

Holders

As of February 25, 2013, the Company had 80 registered holders of its common stock. The 80 holders of record include Cede & Co., which holds shares as nominee for The Depository Trust Company, which itself holds shares on behalf of the beneficial owners of the Company's common stock. Such information was obtained through the Company's registrar and transfer agent, based on the results of a broker search.

Dividends

The Company elected to be taxed as a REIT for U.S. federal income tax purposes commencing with the taxable year ended December 31, 2009 and, as such, anticipates distributing annually at least 90% of its REIT taxable income, excluding net capital gains and determined without regard to the dividends paid deduction. Although the Company may borrow funds to make distributions, once the Company's available capital is fully deployed, cash for such distributions is expected to be largely generated from the Company's results of operations. Dividends are declared and paid at the discretion of the Board and depend on cash available for distribution, financial condition, the Company's ability to maintain its qualification as a REIT, and such other factors that the Board may deem relevant. See Item 1A, "Risk Factors," and Item 7, "Management's Discussion and Analysis of Financial Conditions and Results of Operations," of this annual report on Form 10-K, for information regarding the sources of funds used for dividends and for a discussion of factors, if any, which may adversely affect the Company's ability to pay dividends.

The following table sets forth the dividends declared and paid during each calendar quarter for 2012 and 2011:

Declaration Date	Record Date	Payment Date	Amount per Share
2012			
February 28, 2012	March 31, 2012	April 12, 2012	$0.40
May 3, 2012	June 29, 2012	July 12, 2012	$0.40
August 6, 2012	September 28, 2012	October 12, 2012	$0.40
November 1, 2012	December 31, 2012	January 14, 2013	$0.40
2011			
March 10, 2011	March 31, 2011	April 12, 2011	$0.40
May 10, 2011	June 30, 2011	July 12, 2011	$0.40
August 4, 2011	September 30, 2011	October 12, 2011	$0.40
November 3, 2011	December 31, 2011	January 12, 2012	$0.40

Stockholder Return Performance

The following graph is a comparison of the cumulative total stockholder return on our common shares, the Russell 2000 Index (the "Russell 2000") and the SNL Finance REIT Index, a peer group index from September 23, 2009 (commencement of trading on the New York Stock Exchange) to December 31, 2012. The graph assumes that $100 was invested on September 23, 2009 in the Company's common shares, the Russell 2000 and the SNL Finance REIT Index and that all dividends were reinvested without the payment of any commissions. There can be no assurance that the performance of the Company's shares will continue in line with the same or similar trends depicted in the graph below.


Total Return Performance
Apollo Commercial Real Estate Finance, Inc.
Russell 2000
SNL Finance REIT
Index Value
160
140
120
100
80
60
09/23/09
12/31/09
06/30/10
12/31/10
06/30/11
12/31/11
06/30/12
12/31/12

Index	Period Ending 09/23/09	12/31/09	6/30/10	12/31/10	6/30/11	12/31/11	6/30/12	12/31/12
Apollo Commercial Real Estate Finance, Inc.	100.00	89.95	85.65	89.32	92.46	79.93	102.82	108.86
Russell 2000	100.00	102.38	100.38	129.87	137.93	124.45	135.07	144.80
SNL Finance REIT (1)	100.00	95.47	99.79	118.83	123.86	116.42	137.48	139.81

(1) As of December 31, 2012, the SNL Finance REIT Index comprised the following companies: AG Mortgage Investment Trust, American Capital Agency Corp., American Capital Mortgage Investment Corp, American Church Mortgage, Annaly Capital Management, Anworth Mortgage Asset Corp., Apollo Commercial Real Estate Finance, Inc., Apollo Residential Mortgage, Inc., Arbor Realty Trust Inc., Ares Commercial Real Estate Corporation, ARMOUR Residential REIT Inc., Bimini Capital Management, Inc, BRT Realty Trust, Capital Trust Inc., Capstead Mortgage Corp., Chimera Investment Corp., Colony Financial Inc., CreXus Investment Corp., CYS Investments, Dynex Capital Inc., Eastern Light Capital, Inc, Gramercy Capital Corp., Hatteras Financial Corp., Invesco Mortgage Capital Inc., iStar Financial Inc., Javelin Mortgage Investment Corp, JER Investors Trust Inc., MFA Financial, New York Mortgage Trust Inc., Newcastle

Investment Corp., NorthStar Realty Finance Corp., Origen Financial Inc., PennyMac Mortgage Investment, PMC Commercial Trust, RAIT Financial Trust, Realty Finance Corporation, Redwood Trust Inc., Resource Capital Corp., Starwood Property Trust, Inc., Two Harbors Investment Corp. and Western Asset Mortgage Capital Corporation.

Securities Authorized For Issuance Under Equity Compensation Plans

During 2009, the Company adopted the 2009 Equity Compensation Plan (the "2009 Plan"). The 2009 Plan provides for grants of restricted common stock and other equity-based awards up to an aggregate of 7.5% of the issued and outstanding shares of the Company's common stock at the time of the award. At December 31, 2012, 2.1%, or a total of 592,946 restricted shares and restricted stock units, had been granted and 5.4%, or 1,510,362 shares, remained available for future issuance under the 2009 Plan. (For further discussion of the 2009 Plan, see Note 11 to the consolidated financial statements included under Item 8 "Financial Statements and Supplementary Data" of this annual report on Form 10-K.)

The following table presents certain information about our equity compensation plans as of December 31, 2012:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in the first column of this table)
Equity compensation plans approved by stockholders . . .	—	$—	1,510,362
Equity compensation plans not approved by stockholders . . .	—	—	—
Total . . .	—	$—	1,510,362

Recent Sales of Unregistered Securities

None.

Recent Purchases of Equity Securities

The Company did not repurchase any of its equity securities from October 1, 2012 to December 31, 2012.

Item 6. Selected Financial Data.

The selected financial data set forth below at December 31, 2012, 2011, 2010 and 2009, for the years ended December 31, 2012, 2011 and 2010 and the period from September 29, 2009 (commencement of operations) to December 31, 2009 has been derived from the Company's audited consolidated financial statements.

This information should be read in conjunction with Item 1, "Business", Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations", and the audited consolidated financial statements and notes thereto included in Item 8, "Financial Statements and Supplementary Data".

	For the Year Ended December 31, 2012	For the Year Ended December 31, 2011	For the Year Ended December 31, 2010	For the Period From September 29, 2009 (Commencement of Operations) to December 31, 2009
Operating Data:				
Interest income	$ 57,079	$ 52,918	$ 32,485	$ 595
Interest expense	$ (8,402)	$(14,454)	$(10,714)	$ (104)
Net interest margin	$ 48,677	$ 38,464	$ 21,771	$ 491
Operating expenses	$(14,682)	$(10,380)	$ (8,895)	$ (2,728)
Interest on cash balances	$ 7	$ 13	$ 16	$ 65
Realized loss on sale of securities	$ 262	$ —	$ (33)	$ —
Unrealized gain (loss) on securities	$ 6,489	$ 481	$ (1,766)	—
Loss on derivative instruments	$ (572)	$ (2,696)	$ (94)	—
Net income (loss)	$ 40,181	$ 25,882	$ 10,999	$ (2,172)
Preferred dividends	$ (3,079)	$ —	$ —	$ —
Net income (loss) available to common shareholders	$ 37,102	$ 25,882	$ 10,999	$ (2,172)
Net income (loss) per share—basic and diluted	$ 1.64	$ 1.35	$ 0.87	$ (0.21)
Dividends declared per share	$ 1.60	$ 1.60	$ 1.50	—
Balance Sheet Data (at period end):				
Total assets	$788,430	$891,230	$858,147	$335,137
Total liabilities	$241,506	$554,252	$560,309	$139,840
Total stockholders' equity	$546,924	$336,978	$297,838	$195,297

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

The following discussion should be read in conjunction with the Company's financial statements and accompanying notes included in Item 8, "Financial Statements and Supplementary Data" of this annual report on Form 10-K.

Overview

The Company is a commercial real estate finance company that primarily originates, acquires, invests in and manages performing commercial first mortgage loans, CMBS, subordinate financings and other commercial real estate-related debt investments in the United States. The Company refers to these asset classes as its target assets.

The Company is externally managed and advised by the Manager, an indirect subsidiary of Apollo. The Company's principal business objective is to make investments in its target assets in order to provide attractive risk adjusted returns to stockholders over the long term, primarily through dividends and secondarily through capital appreciation. At December 31, 2012, the Company held a diversified portfolio comprised of approximately $205,327 of AAA-rated CMBS, $73,561 of Hilton CMBS, $142,921 of commercial mortgage loans, $246,246 of subordinate loans and $6,598 of repurchase agreements. The Company has financed this portfolio at December 31, 2012 with $225,155 of borrowings collateralized by AAA-rated and Hilton CMBS and $3 of borrowings under the Company's $100,000 JPMorgan Facility.

The Company is a Maryland corporation that was organized in 2009 and has elected to be taxed as a REIT for U.S. federal income tax purposes, commencing with the year ended December 31, 2009. The Company generally is not subject to U.S. federal income taxes on its taxable income to the extent that it annually distributes its taxable income to stockholders and maintains its intended qualification as a REIT. The Company also intends to operate its business in a manner that will permit it to be excluded from registration as an investment company under the 1940 Act.

Results of Operations

Investments

The following table sets forth certain information regarding the Company's investments at December 31, 2012:

Description	Face Amount	Amortized Cost	Weighted Average Yield	Remaining Weighted Average Life (years)	Debt	Cost of Funds	Remaining Debt Term (years)*	Equity at cost	Current Weighted Average IRR **	Levered Weighted Average IRR ***
First mortgages	$146,550	$142,921	10.1%	2.6	$ 3	2.7%	—	$142,918	10.8%	15.6%
Subordinate loans	246,959	246,246	12.7	4.7	—	—	—	246,246	13.6	13.6
Repurchase agreements	6,598	6,598	13.0	1.2	—	—	—	6,598	13.7	13.7
CMBS—AAA	200,104	203,463	4.1	1.8	176,827	1.7	0.6	26,636	15.3	15.3
CMBS—Hilton	73,239	70,250	5.6	2.9	48,328	2.6	2.9	21,922	11.6	11.6
Total	$673,450	$669,478	8.8%	3.1	$225,158	1.9%	1.1	$444,320	12.7%	14.1%

* Assumes extension options on Wells Facility with respect to the Hilton CMBS are exercised. See "—Borrowings under Various Financing Arrangements" for a discussion of the Wells Facility.

** The internal rates of return ("IRR") for the investments shown in the above table reflect the returns underwritten by the Manager, calculated on a weighted average basis assuming no dispositions, early prepayments or defaults but does assume that extension options are exercised and that the cost of borrowings and derivative instruments under the Wells Facility remain constant over the remaining terms and extension terms under this facility. With respect to the mezzanine loan for the New York City multifamily condominium conversion that closed in December 2012 (discussed below), the IRR calculation assumes certain estimates with respect to the timing and magnitude of the future fundings for the remaining commitments and associated loan repayments, as well as assuming no defaults. IRR is the annualized effective compounded return rate that accounts for the time-value of money and represents the rate of return on an investment over a holding period expressed as a percentage of the investment. It is the discount rate that makes the net present value of all cash outflows (the costs of investment) equal to the net present value of cash inflows (returns on investment). It is derived from the negative and positive cash flows resulting from or produced by each transaction (or for a transaction involving more than one investment, cash flows resulting from or produced by each of the investments), whether positive, such as investment returns, or negative, such as transaction expenses or other costs of investment, taking into account the dates on which such cash flows occurred or are expected to occur, and compounding interest accordingly. There can be no assurance that the actual IRRs will equal the underwritten IRRs shown in the table. See "Risk Factors — The Company may not achieve its underwritten internal rates of return on its investments which may lead to future returns that may be significantly lower than anticipated" for a discussion of some of the factors that could adversely impact the returns received by the Company from the investments shown in the table over time.

*** Substantially all of the Company's borrowings under the JPMorgan Facility were repaid upon the closing of the Company's Series A Preferred Stock offering in August 2012. The Company's ability to achieve its underwritten leveraged weighted average IRR with regard to its portfolio of first mortgage loans is additionally dependent upon the Company reborrowing approximately $53,000 under the JPMorgan Facility or any replacement facility. Without such reborrowing, the leveraged weighted average IRRs will be as indicated in the current weighted average IRR column above.

Investment Activity – 2012

Commercial mortgage loans. During April 2012, the Company purchased two senior sub-participation interests (an aggregate face of $23,844) in a first mortgage loan (the "Loan") with a current balance of $120,000 which is secured by over 20 acres of land in South Boston, Massachusetts. The land is currently used as parking with approximately 3,325 spaces, but the various parcels that comprise the site are entitled for over 5.8 million of buildable square feet. The two senior sub-participation interests have a 27.5% appraised loan to value ("LTV") and a debt yield of 8.2% (based on the Manager's underwritten net operating income for the parking operations).

The aggregate purchase price of the two senior sub-participation interests was $18,599 (including a 3% brokerage fee which was expensed during the period ending June 30, 2012). The senior sub-participations each have an interest rate of one-month LIBOR + 1.72% and mature in December 2012. Upon the repayment of $33,000 of the Loan (of which the Company will receive its pro-rata share) and the payment of an extension fee equal to 0.50% of the outstanding balance of the Loan, the Loan, including the senior sub participation interests, can be extended through December 2013. Assuming the extension occurs, the senior sub-participation interests have been underwritten to generate an IRR of approximately 21.7%. See "—Investments" for a discussion of how IRR is calculated.

During April 2012, a $24,000 two-year fixed rate first mortgage loan on a 155-room boutique hotel in midtown Manhattan was repaid. The loan had an interest rate of 8.00%. The Company repaid $15,444 of borrowings under the JPMorgan Facility in conjunction with this repayment.

During December 2012, the Company provided an $80,000 whole loan commitment for a condominium conversion located in the TriBeCa neighborhood of New York City. At closing, the Company funded a $45,000 first mortgage loan and $350 of a $35,000 mezzanine loan, the balance of which the Company expects to be funded throughout the conversion process. Following the completion of the conversion, the Company expects the property to have 66 units with approximately 96,000 net salable square feet and approximately 3,000 square feet of ground floor retail space. The loans have an initial term of two years with two 12-month extension options, subject to the achievement of additional project completion hurdles. The interest rate on the loans is LIBOR+8.5% with a LIBOR floor of 0.5%. The Company received a 1.0% origination fee and the borrower is obligated to pay a 1.0% exit fee on the fully funded balance of the loan. When fully funded, the Company's expects that its loan basis will represent an underwritten loan-to-net sellout of approximately 55%. The loans have been underwritten to generate an unlevered IRR of approximately 11%. See "—Investments" for a discussion of how IRR is calculated.

Subordinate loans. During January 2012, the Company closed a $15,000 mezzanine loan secured by a pledge of the equity interests in a borrower that purchased a 165-room hotel in midtown Manhattan. The mezzanine loan is part of a $80,000, three-year (two year initial term with one one-year extension option) financing package split into a $65,000 first mortgage loan and a $15,000 mezzanine loan. The mezzanine loan is an interest-only fixed rate loan that bears interest at 12.00%, with a 1.00% origination fee, a 0.50% extension fee and a 1.50% exit fee. The mezzanine loan has an appraised LTV of approximately 60% and has been underwritten to generate an IRR of approximately 14.0%. See "—Investments" for a discussion of how IRR is calculated.

During March 2012, the Company closed a $15,000 mezzanine loan secured by a pledge of the equity interest in a borrower that owns a 226-room hotel in midtown Manhattan. The mezzanine loan is part of a $70,000, four-year (two-year initial term with two one-year extension options) floating-rate whole loan originated on February 15, 2012 to refinance the property. The interest rate on the mezzanine loan is one-month

LIBOR+11.00% with a 0.50% LIBOR floor and 0.50% fee for the second extension. The mezzanine loan has been underwritten to generate an IRR of approximately 12.8%. See "—Investments" for a discussion of how IRR is calculated.

During June 2012, the Company modified the $40,000 subordinate loan secured by a ski resort in California. The modification was completed in connection with a modification of both the senior and junior loans in order to provide financial covenant relief to the borrower and included the addition of a 0.5% amendment fee and a 1.0% exit fee upon repayment of the loan. In addition, the interest rate on the mezzanine loan was increased by 0.75% to 14% until the earlier of (i) the loan being back in compliance with its original covenants; or (ii) April 2014. As of December 31, 2012, the mezzanine loan was current on its interest payments to the Company. All of the additional remuneration will be recognized over the remaining life of the loan.

During July 2012, the Company closed a $6,525 mezzanine loan secured by a pledge of the equity interest in a borrower that owns a mixed use project, which consists of 55,585 square feet of Class-A retail and 114,476 square feet of Class-A office in Chapel Hill, North Carolina. The mezzanine loan is part of a new $40,000 10-year fixed-rate financing comprised of a $33,475 first mortgage and the $6,525 mezzanine loan. The whole loan amortizes on a 30-year schedule but all amortization is applied to the first mortgage. The mezzanine loan is an interest-only, fixed rate loan that has an interest rate of 11.1%. The mezzanine loan has an LTV of approximately 77% and has been underwritten to generate an IRR of approximately 12%. See "—Investments" for a discussion of how IRR is calculated.

During September 2012, the Company originated a $10,000 mezzanine loan secured by a pledge of the equity interests in a borrower that owns an 845,241 square foot Class A office tower complex in downtown Kansas City, Missouri. The office tower complex is comprised of a 34-story office tower, a 10-story office building, a two story office building, two separate parking garages comprising 2,470 parking spaces and approximately 30,000 square feet of ground-floor retail. The mezzanine loan is part of a $70,000, 10-year fixed-rate financing with 30-year amortization that will be comprised of the mezzanine loan and a $60,000 first mortgage loan. The interest rate on the mezzanine loan is 11.75%. The mezzanine loan has an LTV of 72% and has been underwritten to generate an IRR of approximately 12.6%. See "—Investments" for a discussion of how IRR is calculated.

During November 2012, the Company closed a $50,000 mezzanine loan secured by equity interests in a borrower that owns a portfolio of three full-service conference hotels located in Dallas, TX, Denver, CO and St. Louis, MO, totaling 3,981 keys. The mezzanine loan has been underwritten to generate an internal rate of return of approximately 12.6%. The mezzanine loan is part of a $410,000 four-year (three-year initial term with one one-year extension option), floating rate loan refinancing comprised of a $295,000 first mortgage loan and a $115,000 mezzanine loan, which was subsequently bifurcated into a $65,000 senior mezzanine loan and the Company's $50,000 junior mezzanine loan. The Company's $50,000 junior mezzanine loan has an interest rate of one-month LIBOR + 10.9%, 30-year amortization and a LTV of 61% or approximately $103,000 per key. The Company received a 0.5% origination fee when the loan closed. The mezzanine loan has been underwritten to generate an IRR of approximately 13%. See "—Investments" for a discussion of how IRR is calculated.

AAA-rated CMBS – During March 2012, the Company sold AAA-rated CMBS with an amortized cost of $137,423 resulting in net realized gains of $262. The sale generated proceeds of $14,621 after the repayment of $123,064 of debt under the Wells Facility.

Hilton CMBS - During June 2012, the Company purchased the Hilton CMBS with a face amount of $74,854. The Hilton CMBS has a current interest rate of one-month LIBOR+1.75% which increases to LIBOR+2.30% on November 12, 2012, LIBOR+3.30% on November 12, 2013 and LIBOR+3.80% on November 12, 2014, and an estimated LTV of approximately 35% to 45%. The Hilton CMBS receives principal repayments according to a schedule that is approximately equivalent to a 16-year amortization schedule. The Hilton CMBS was purchased for $70,655 and financed with $49,459 of borrowings under the Wells Facility, which was amended to provide up to $100,000 of additional financing for the Hilton CMBS. This portion of the Wells Facility matures in November 2014 and may be extended for an additional year upon the payment of an extension fee equal to 0.50% on the then aggregate outstanding repurchase price for all such assets.

Investment Activity – 2011

First mortgages. During March 2011, the Company completed the origination of an $8,800 fixed-rate first mortgage loan secured by a multi-family property located in Los Angeles, CA with an LTV of 52%. The loan is interest-only with a stated interest rate of 7.50%. This loan was repaid during April 2011.

Subordinate loans. During April 2011, the Company closed a $40,000 subordinate loan. The subordinated loan is part of a $245,000 newly originated financing that consists of $170,000 of senior financing and a total of $75,000 of subordinate financing, all of which is secured by a ski resort in California, which is one of the most visited ski resorts in the United States.

The subordinate loan bears interest at a rate of 13.25% and has a term of six years. Prepayments on the subordinate loan are prohibited prior to the third year of the loan and any prepayments prior to the fifth year of the loan are subject to prepayment penalties ranging from 5% to 1%. The entire $245,000 financing represents an LTV of approximately 64% and a debt yield of 17.1% based on trailing twelve month financials.

During August 2011, the Company closed a $25,000 junior mezzanine loan secured by a pledge of the equity interests in the borrower that owns three recently opened hotels in New York, New York. The mezzanine loan is part of a $400,000, five-year financing package split into a $270,000 first mortgage loan, $105,000 senior mezzanine loan and $25,000 junior mezzanine loan. The junior mezzanine loan is an interest-only floating rate loan that bears interest at LIBOR +10.49%, with a 1% LIBOR floor and has an LTV for the junior mezzanine of approximately 60%. The junior mezzanine loan has been underwritten to generate an IRR of approximately 13.5%. See "—Investments" for a discussion of how IRR is calculated.

During October 2011, the Company closed the purchase of a $25,000 preferred equity interest in a joint venture that owns a mixed-use grocery-anchored retail center in Virginia suburb of Washington D.C. The preferred equity is part of a $135,000 financing comprised of a $110,000 senior mortgage and the $25,000 preferred equity financing, both with a term of three years with two one-year extension options. The preferred equity is an interest-only fixed rate loan has a fixed rate of 14.0% (10.0% current pay with a 4.0% accrual) and has an appraised loan-to-value for the preferred equity of approximately 74%. The preferred equity has been underwritten to generate an IRR of approximately 15.0%. See "—Investments" for a discussion of how IRR is calculated.

Repurchase Agreements. During 2011, the Company funded a $47,439 investment structured in the form of a repurchase facility secured by a Class A-2 CDO bond. The $47,439 of borrowings provided under the facility financed the purchase of a CDO bond with an aggregate face amount of $68,726, representing an advance rate of 69% on the CDO bond's face amount. The Class A-2 CDO bond, originally rated AAA/Aaa, is currently rated A-/Baa1. The CDO is comprised of 58 senior and subordinate commercial real estate debt positions and commercial real estate securities with the majority of the debt and securities underlying the CDO being first mortgages.

The repurchase facility bears interest at 13.0% (10.0% current pay with a 3.0% accrual) on amounts outstanding and has an initial term of 18 months with three six-month extensions options available to the borrower. Any principal repayments that occur prior to the 21st month are subject to a make-whole provision at the full 13.0% interest rate.

During 2012, the Company received $40,841 of principal repayments related to this repurchase agreement as well as $1,953 of make-whole interest payments.

Net Interest Income

The following table sets forth certain information regarding the Company's net investment income for the years ended December 31, 2012, 2011 and 2010:

	Year ended December 31,			Variance			
				2012 vs. 2011		2011 vs. 2010	
	2012	2011	2010	Variance	%	Variance	%
Interest income from:							
Securities	$15,347	$ 25,323	$ 18,112	$ (9,976)	(39.4)%	$ 7,211	39.8%
Commercial mortgage loans	10,780	9,153	7,035	1,627	17.8%	2,118	30.1%
Subordinate loans	24,666	13,678	7,338	10,988	80.3%	6,340	86.4%
Repurchase agreements	6,286	4,764	0	1,522	31.9%	4,764	n/a
Interest expense	(8,402)	(14,454)	(10,714)	6,052	(41.9)%	(3,740)	34.9%
Net interest income	$48,677	$ 38,464	$ 21,771	$10,213	26.6%	$16,693	76.7%

Net interest income for the years ended December 31, 2012 and 2011, respectively, increased $10,213, or 26.6%, and $16,693, or 76.7%, from the prior years. The increase is primarily the result of additional interest income from subordinate loans and repurchase agreements offset by a decline in interest income from securities.

The decline in interest income related to securities for the year ended December 31, 2012, of $9,976, or 39.4%, is attributable to the repayment of these securities as they near maturity as well as the sale of the portion of the Company's securities during 2012. The increase in interest from securities for the year ended December 31, 2011, of $7,211, or 39.8%, is attributable to a full year of income from the securities that were purchased during 2010.

The increase in interest income related to subordinate loans for the years ended December 31, 2012 and 2011, of $10,988, or 80.3%, and $6,340, or 86.4%, respectively, is primarily attributable to the funding of $96,023 and $89,856 of subordinate loans during 2012 and 2011, respectively.

The increase in interest related to repurchase agreements for the years ended December 31, 2012 and 2011, of $1,522, or 31.9%, and $4,764, respectively, is attributable to the funding of the repurchase agreement in the first half of 2011 and a resulting full year of income for 2012.

Interest expense for the year ended December 31, 2012, decreased $6,052, or 41.9%, from the same period in 2011. The decrease is primarily the result of the refinancing of the Company's TALF debt with borrowings under the Wells Facility as well as the repayment of debt as the related CMBS have been repaid or sold. In addition, the Company repaid substantially all of the borrowings outstanding under the JPMorgan Facility upon the close of the Company's Series A Preferred Stock offering in August 2012. Interest expense for the year ended December 31, 2011, increased $3,740, or 34.9%, from the same period in 2010. The increase is primarily the result a full year of interest expense during 2011 for securities that were purchased and financed with borrowings under repurchase agreements during 2010.

Operating Expenses

The following table sets forth the Company's operating expenses for the years ended December 31, 2012, 2011 and 2010:

	Year ended December 31,			Variance			
				2012 vs. 2011		2011 vs. 2010	
	2012	2011	2010	Variance	%	Variance	%
General and administrative expense	$ 4,919	$ 3,864	$4,104	$1,055	27.3%	$ (240)	(5.8)%
Stock-based compensation expense	3,624	1,788	1,452	1,836	102.7%	336	23.1%
Management fee expense	6,139	4,728	3,339	1,411	29.8%	1,389	41.6%
Total operating expense	$14,682	$10,380	$8,895	$4,302	41.4%	$1,485	16.7%

General and administrative expense for the year ended December 31, 2012, respectively, increased $1,055, or 27.3%, from the same period in 2011. The increase is primarily attributable one-time expenses related to the closing of loans during 2012. General and administrative expense for the year ended December 31, 2011, decreased $240, or 5.8%, from the same period in 2010. The decrease is primarily attributable efficiencies resulting from the Company's second full year operating as a public company.

Stock-based compensation expense for years ended December 31, 2012 and 2011, respectively, increased $1,836, or 102.7%, and $336, or 23.1%, from the prior years. The increase is primarily attributable to the grant of 308,750 RSUs during August 2011 as well as the increase in the price of the Company's stock since the end of 2011. Share-based payments are discussed further in the accompanying consolidated financial statements—Note 11–Share-Based Payments.

Management fee expense for the years ended December 31, 2012 and 2011, respectively, increased $1,411, or 29.8%, and $1,389, or 41.6%, from the prior years. The increase is primarily attributable to increases in the Company's stockholders' equity (as defined in the Management Agreement) as a result of the Company's follow-on common equity offering that was completed in July 2011 and to a lesser extent the Series A Preferred Stock and common equity offerings that were completed in the second half of 2012. Management fees and the relationship between the Company and the Manager are discussed further in the accompanying consolidated financial statements—Note 10—Related Party Transactions.

Realized and unrealized gain/loss

In order to mitigate interest rate risk resulting from the Company's floating-rate borrowings under the Wells Facility, the Company has entered into interest rate swaps and caps which are intended to economically hedge the a portion of its floating-rate borrowings through the expected maturity of the underlying collateral as well as the potential extension of the underlying collateral.

The Company has elected not to pursue hedge accounting for these derivative instruments and records the change in estimated fair value related to these interest rate agreements in earnings. The Company also elected to record the change in estimated fair value related to certain CMBS securing the Wells Facility in earnings by electing the fair value option. These elections allow the Company to align the change in the estimated fair value of the Wells Facility collateral and related interest rate derivatives without having to apply complex hedge accounting provisions.

During March 2012, the Company sold CMBS with an amortized cost of $137,423 resulting in net realized gains of $262. The sale generated proceeds of $14,621 after the repayment of $123,064 of debt under the Wells Facility.

The following amounts related to realized and unrealized gains (losses) on the Company's CMBS and derivative instruments are included in the Company's consolidated statement of operations for years ended December 31, 2012, 2011 and 2010:

	Location of Gain (Loss) Recognized in Income	For the year ended December 31, 2012	2011	2010
Securities	Realized gain (loss) on sale of securities	$ 262	$ —	$ (33)
Securities	Unrealized gain (loss) on securities	6,489	481	(1,766)
Interest rate swaps	Loss on derivative instruments—realized *	(895)	(1,831)	(481)
Interest rate swaps	Loss on derivative instruments—unrealized	510	763	(1,429)
Interest rate caps	Loss on derivative instruments—unrealized	(187)	(1,628)	1,816
Total		$6,179	($ 2,215)	($ 1,893)

* Realized losses represent net amounts expensed related to the exchange of fixed and floating rate cash flows for the Company's derivative instruments during the period.

Dividends

For 2012, the Company declared the following dividends:

Declaration Date	Record Date	Payment Date	Amount
February 28, 2012	March 31, 2012	April 12, 2012	$0.40
May 3, 2012	June 29, 2012	July 12, 2012	$0.40
August 6, 2012	September 28, 2012	October 12, 2012	$0.40
November 1, 2012	December 31, 2012	January 14, 2013	$0.40

For 2012, the Company declared the following dividends on its Series A Preferred Stock:

Declaration Date	Record Date	Payment Date	Amount
September 13, 2012	September 28, 2012	October 15, 2012	$0.4432*
December 13, 2012	December 31, 2012	January 15, 2013	$0.5391

* Partial payment for the period from the date of issuance (August 1, 2012) through October 15, 2012.

Subsequent Events

Investment activity. In January 2013, the Company provided a $60,000 mezzanine loan commitment secured by a pledge of preferred equity interests in the owner of a to-be-developed 352,624 net saleable square foot, 57-story, 146-unit condominium tower located in the TriBeCa neighborhood of New York City. The Company provided $46,000 of financing at closing and expects to provide an additional $14,000 within six months following the initial loan closing. The interest rate on the mezzanine loan is 13.25%. The Company received a 1.0% origination fee and the borrower is obligated to pay a 1.0% exit fee on the fully funded balance of the loan. When fully funded, the Company expects that its loan basis will represent an underwritten loan-to-net sellout of approximately 54%. The mezzanine loan has a term of 54 months with one extension option of 12-months and has been underwritten to generate an IRR of approximately 16%.

In February 2013, the Company provided an $18,000 mezzanine loan secured by a pledge of the equity interests in the owner of two buildings in midtown Manhattan. The buildings contain a total of 181,637 rentable square feet that is being converted into 215 multifamily rental units. The mezzanine loan is part of a $90,000, three-year (two-year initial term with one one-year extension option) interest-only, floating rate financing comprised of the mezzanine loan and a $72,000 first mortgage loan. Initially, the interest rate on the mezzanine loan is LIBOR+10.0% and will increase to LIBOR+11.0% as certain mortgage funding hurdles are met. The

Company received a 1.00% transaction fee at closing. When the first mortgage loan is fully funded, the Company expects that the mezzanine loan will have an LTV of approximately 60% and the mezzanine loan has been underwritten to generate an IRR of approximately 13%.

In February 2013, the Company provided a $25,000 mezzanine loan secured by a pledge of the equity interests in the owner of a portfolio of four hotels totaling 1,231 keys located in Rochester, Minnesota. The hotels are within walking distance of the Mayo Clinic, an internationally renowned health care facility that treats over 1 million patients annually from around the world. The mezzanine loan is part of a $145,000 five-year, fixed rate loan, comprised of a $120,000 first mortgage loan and the mezzanine loan, which was provided in connection with the acquisition of the portfolio. The interest rate on the mezzanine loan is 11.0%. The mezzanine loan has an appraised loan-to-value of approximately 69% and has been underwritten to generate an IRR of approximately 12%.

Dividends. On February 27, 2013, the Company's board of directors declared a dividend of $0.40 per share of common stock which is payable on April 12, 2013 to common stockholders of record on March 28, 2013.

Repurchase Facilities. In February 2013, the Company, through two of the Company's subsidiaries, entered into a Second Amended and Restated Master Repurchase Agreement (the "Amended Master Repurchase Agreement") with JPMorgan. The Amended Master Repurchase Agreement extended the maturity date of the JPMorgan Facility to January 31, 2014, with an option to further extend the maturity date for 364 days, subject to the Company's satisfaction of certain customary conditions. Pricing on the JPMorgan Facility will remain at LIBOR+2.5%. The Company has paid JPMorgan an upfront structuring fee of 0.50% of the facility amount for the first year of the term and, if the 364-day extension option is exercised, it will be required to pay an extension fee of 0.25% of the facility amount. The Company has agreed to provide a guarantee of the obligations of its borrower subsidiaries under the Amended Master Repurchase Agreement. See "—Borrowings Under Various Financing Arrangements" below for more a more detailed discussion of the JPMorgan Facility.

In February 2013, the Company amended the Wells Facility to reduce the interest rate as follows: (i.) with respect to the outstanding borrowings used to provide financing for the AAA CMBS, the interest rate was reduced to LIBOR+1.05% from LIBOR+1.25%—1.50% (depending on the collateral pledged); and (ii.) with respect to the outstanding borrowings used to provide financing for the Hilton CMBS, the interest rate was reduced to LIBOR+1.75% from LIBOR+2.35%. In addition, the maturity date of the Wells Facility with respect to the outstanding borrowings used to provide financing for the AAA CMBS was extended to March 2014. See "—Borrowings Under Various Financing Arrangements" below for more a more detailed discussion of Wells Facility.

Repayments. In January 2013, the repurchase agreement secured by CDO bonds was repaid in full. Upon the repayment, the Company realized a 17% IRR on its investment.

In February 2013, the Company received principal repayment on two mezzanine loans totaling $50,000 secured by a portfolio of retail shopping centers located throughout the United States. In connection with the repayment, the Company received a yield maintenance payment totaling $2,500. With the yield maintenance payment, the Company realized a 15% IRR on its mezzanine loan investment.

Corporate Governance—In February 2013, the Board of Directors appointed Megan Gaul as Chief Financial Officer, Secretary and Treasurer of the Company as of April 1, 2013. Ms. Gaul will assume those titles from Mr. Rothstein, who held those titles in addition to his existing titles of Chief Executive Officer and President. Ms. Gaul previously served as the Controller of the Manager, a position she has held since she joined Apollo Global Management, the owner of the Manager, in 2009.

Factors impacting operating results

The Company expects that its results of operations will be affected by a number of factors and will primarily depend on, among other things, the level of the interest income from target assets, the market value of its assets and the supply of, and demand for, commercial mortgage loans, CMBS, commercial real estate corporate debt and loans and other real estate-related debt investments in which the Company invests, and the financing and other costs associated with its business. Interest income and borrowing costs are expected to vary as a result of changes in interest rates and the availability of government sponsored financing, each of which could impact the net interest the Company receives on commercial mortgage loans and CMBS assets. The Company's operating results may also be impacted by conditions in the financial markets, credit losses in excess of initial anticipations or unanticipated credit events experienced by borrowers whose commercial mortgage loans are held directly by the Company or are included in the Company's CMBS.

Changes in market interest rates. With respect to the Company's business operations, increases in interest rates, in general, may over time cause: (i) the interest expense associated with variable rate borrowings to increase; (ii) the value of commercial mortgage loans, CMBS and commercial real estate corporate debt and loans to decline; (iii) coupons on variable rate commercial mortgage loans and commercial real estate corporate debt and loans to reset, although on a delayed basis, to higher interest rates; (iv) to the extent applicable under the terms of the Company's investments, prepayments on commercial mortgage loan, CMBS and commercial real estate corporate debt and loans portfolio to slow, and (v) to the extent the Company enters into interest rate swap agreements as part of its hedging strategy, the value of these agreements to increase.

Conversely, decreases in interest rates, in general, may over time cause: (i) the interest expense associated with variable rate borrowings to decrease; (ii) the value of commercial mortgage loan, CMBS and commercial real estate corporate debt and loans portfolio to increase; (iii) coupons on variable rate commercial mortgage loans, CMBS and commercial real estate corporate debt and loans to reset, although on a delayed basis, to lower interest rates; (iv) to the extent applicable under the terms of the Company's investments, prepayments on commercial mortgage loan, CMBS and commercial real estate corporate debt and loan portfolio to increase, and (v) to the extent the Company enters into interest rate swap agreements as part of its hedging strategy, the value of these agreements to decrease.

Changes in Fair Value of Assets. The Company has designated investments in certain mortgage-backed securities as available-for-sale because the Company may dispose of them prior to maturity and does not hold them principally for the purpose of selling them in the near term. Securities available-for-sale are carried at estimated fair value with the net unrealized gains or losses reported as a component of accumulated other comprehensive income (loss) in stockholders' equity. Unrealized losses on securities that reflect a decline in value that is judged by management to be other than temporary, if any, are charged to earnings.

The Company elected the fair value option for securities purchased and pledged under the Wells Facility. The fair value option allows the Company to measure these securities at fair value with the change in estimated fair value included as a component of earnings. Management believes that the election of the fair value option for this portion of the Company's CMBS portfolio improves financial reporting by aligning the change in the estimated fair value of the securities and the related interest rate hedges without having to apply complex hedge accounting provisions.

Credit risk. One of the Company's strategic focuses is acquiring assets which are believed to be of high credit quality. Management believes this strategy will generally keep credit losses and financing costs low. However, the Company does expect to be subject to varying degrees of credit risk in connection with its target assets. The Manager will seek to mitigate this risk by seeking to acquire high quality assets, at appropriate prices given anticipated and unanticipated losses and by deploying a value-driven approach to underwriting and diligence, consistent with Apollo's historical investment strategy, with a focus on current cash flows and potential risks to cash flow. The Manager will enhance its due diligence and underwriting efforts by accessing

Apollo's extensive knowledge base and industry contacts. Nevertheless, unanticipated credit losses could occur which could adversely impact operating results.

Size of portfolio. The size of the Company's portfolio of assets, as measured by the aggregate principal balance of commercial mortgage-related loans and securities and the other assets owned is also a key revenue driver. Generally, as the size of the Company's portfolio grows, the amount of interest income received increases. A larger portfolio, however, may result in increased expenses as the Company may incur additional interest expense to finance the purchase of assets.

Market conditions. During 2012, the commercial real estate lending market continued to slowly recover from the downturn experienced as part of the correction in the global financial markets which began in mid-2007. The Company estimates that from 2012 to 2015, there is in excess of $1 trillion of commercial real estate debt that is scheduled to mature and this presents a compelling opportunity for the Company to invest capital in its target assets at attractive risk adjusted returns. While the volume of impending maturities and the need for refinancing is significant, the demand for new capital to refinance maturing commercial mortgage debt continues to be somewhat tapered by the granting of extensions by lenders across the commercial mortgage loan industry. The Company believes that the significant long-term opportunity still remains for lenders to capitalize on the impending maturity wall despite the fact that the volume of loan modifications has had a meaningful impact on the timing of the maturities and the related opportunity.

Recent action by the Federal Reserve has in 2012 sent spreads to post-crisis lows and will likely result in a wave of refinancing and new issuance during the remainder of 2012 and into the beginning of 2013. In the first nine months of 2012, approximately $48 billion of CMBS was issued in the United States, an increase of approximately 48% over the same period in 2011. In the third quarter alone, approximately $13 billion of CMBS was issued. Since early 2010, approximately $93 billion of CMBS has been issued in the United States. While this is significantly less than the $229 billion that was issued in 2007, it is evidence that the lending market for commercial real estate has begun to stabilize and continues to grow.

Despite the recent strength of the CMBS market, the pace of CMBS issuance is still moderate relative to the peak of the market, and lenders still appear to be more focused on stabilized cash flowing assets with lower loan-to-value ratios. This should continue to provide the Company with increased opportunities to originate mezzanine financings with respect to those parts of the financing capital structure which are unsuitable to be sold as part of CMBS.

Critical accounting policies and use of estimates

The Company's financial statements are prepared in accordance with GAAP, which requires the use of estimates and assumptions that involve the exercise of judgment and use of assumptions as to future uncertainties. The most critical accounting policies involve decisions and assessments that affect the Company's reported assets and liabilities, as well as reported revenues and expenses. The Company believes that all of the decisions and assessments upon which these financial statements are based are reasonable based upon information currently available to the Company. The accounting policies and estimates that the Company considers to be most critical to an investor's understanding of its financial results and condition and require complex management judgment are discussed below.

Fair Value Election

Securities at estimated fair value, whereby the Company has elected the fair value option, consist of AAA-rated CMBS which are pledged under the Wells Facility. In accordance with GAAP, the Company elected the fair value option for these securities, which permits the Company to measure these securities at fair value with the change in estimated fair value included as a component of earnings. Management believes that the election of the fair value option for this portion of the Company's CMBS portfolio improves financial reporting by aligning the change in the estimated fair value of the securities and the related interest rate hedges without having to apply complex hedge accounting provisions.

Securities Available-for-Sale

The Company has designated investments in certain mortgage-backed securities as available-for-sale because the Company may dispose of them prior to maturity and does not hold them principally for the purpose of selling them in the near term. Securities available-for-sale are carried at estimated fair value with the net unrealized gains or losses reported as a component of accumulated other comprehensive income (loss) in stockholders' equity. Unrealized losses on securities that reflect a decline in value that are judged by management to be other than temporary, if any, are charged to earnings. At disposition, the realized net gain or loss will be included in income on a specific identification basis.

When the estimated fair value of a security is less than amortized cost, the Company considers whether there is an other-than-temporary impairment ("OTTI") in the value of the security. An impairment is deemed an OTTI if (i) the Company intends to sell the security, (ii) it is more likely than not that the Company will be required to sell the security before recovering its cost basis, or (iii) the Company does not expect to recover the entire amortized cost basis of the security even if the Company does not intend to sell the security or believes it is more likely than not that the Company will be required to sell the security before recovering its cost basis. If the impairment is deemed to be an OTTI, the resulting accounting treatment depends on the factors causing the OTTI. If the OTTI has resulted from (i) the Company's intention to sell the security, or (ii) the Company's judgment that it is more likely than not that the Company will be required to sell the security before recovering its cost basis, an impairment loss is recognized in current earnings equal to the difference between the security's amortized cost basis and fair value. Whereas, if the OTTI has resulted from the Company's conclusion that the Company will not recover its cost basis even if the Company does not intend to sell the security or believes it is more likely than not that the Company will be required to sell the security before recovering its cost basis, the credit loss portion of the impairment is recorded in current earnings and the portion of the loss related to other factors, such as changes in interest rates, continues to be recognized in accumulated other comprehensive income. Determining whether there is an OTTI may require management to exercise significant judgment and make significant assumptions, including, but not limited to, estimated cash flows, estimated prepayments, loss assumptions, and assumptions regarding changes in interest rates. As a result, actual impairment losses could differ from reported amounts. Such judgments and assumptions are based upon a number of factors, including (i) credit of the issuer or the borrower, (ii) credit rating of the security, (iii) key terms of the security, (iv) performance of the loan or underlying loans, including debt service coverage and loan-to-value ratios, (v) the value of the collateral for the loan or underlying loans, (vi) the effect of local, industry, and broader economic factors, and (vii) the historical and anticipated trends in defaults and loss severities for similar securities.

Loans held-for-investment

The Company's loans have been evaluated to determine whether they should be classified as either held-for-sale or held-for-investment. Loans held-for-investment will be stated at the principal amount outstanding, net of deferred loan fees and costs in accordance with GAAP.

Loan impairment

The Company's loans are typically collateralized by real estate. As a result, the Company regularly evaluates the extent and impact of any credit migration associated with the performance and/or value of the underlying collateral property as well as the financial and operating capability of the borrower/sponsor on a loan by loan basis. Specifically, a property's operating results and any cash reserves are analyzed and used to assess (i) whether cash from operations are sufficient to cover the debt service requirements currently and into the future, (ii) the ability of the borrower to refinance the loan, and/or (iii) the property's liquidation value. The Company also evaluates the financial wherewithal of any loan guarantors as well as the borrower's competency in managing and operating the properties. In addition, the Company considers the overall economic environment, real estate sector, and geographic sub-market in which the borrower operates. Such impairment analyses are completed and reviewed by asset management and finance personnel, who utilize various data sources, including (i) periodic financial data such as debt service coverage ratio, property occupancy, tenant profile, rental rates, operating expenses, the borrower's exit plan, and capitalization and discount rates, (ii) site inspections, and (iii) current credit spreads and discussions with market participants.

For loans classified as held-for-investment, the Company evaluates the loans for possible impairment on a quarterly basis. Impairment occurs when it is deemed probable that the Company will not be able to collect all amounts due according to the contractual terms of the loan. Impairment is then measured based on the present value of expected future cash flows discounted at the loan's effective rate or the fair value of the collateral, if the loan is collateral dependent. Upon measurement of impairment, the Company records an allowance to reduce the carrying value of the loan with a corresponding charge to net income. Significant judgments are required in determining impairment, including making assumptions regarding the value of the loan, the value of the underlying collateral and other provisions such as guarantees. The Company has determined that a loan loss reserve was not necessary at December 31, 2012 and 2011.

Valuation of Financial Instruments

GAAP establishes a hierarchy of valuation techniques based on the observability of inputs utilized in measuring financial instruments at fair values. Market based or observable inputs are the preferred source of values, followed by valuation models using management assumptions in the absence of market inputs. The three levels of the hierarchy are described below:

Level I—Quoted prices in active markets for identical assets or liabilities.

Level II—Prices are determined using other significant observable inputs. Observable inputs are inputs that other market participants would use in pricing a security. These may include quoted prices for similar securities, interest rates, prepayment speeds, credit risk and others.

Level III—Prices are determined using significant unobservable inputs. In situations where quoted prices or observable inputs are unavailable (for example, when there is little or no market activity for an investment at the end of the period), unobservable inputs may be used.

Unobservable inputs reflect the Company's own assumptions about the factors that market participants would use in pricing an asset or liability, and would be based on the best information available.

Any changes to the valuation methodology will be reviewed by management to ensure the changes are appropriate. As markets and products develop and the pricing for certain products becomes more transparent, the Company will continue to refine its valuation methodologies. The methods used may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Company anticipates that its valuation methods will be appropriate and consistent with other market participants, the use of different methodologies, or assumptions, to determine the fair value of certain financial instruments could result in a different estimate of fair value at the reporting date. The Company will use inputs that are current as of the measurement date, which may include periods of market dislocation, during which price transparency may be reduced.

Interest income recognition

Interest income on the Company's commercial mortgage loans, CMBS and commercial real estate corporate debt and loans is accrued based on the actual coupon rate and the outstanding principal balance of such assets. Premiums, discounts and any deferred fees are amortized or accreted into interest income over the lives of the assets using the effective yield method, which includes the accretion of purchase discounts and any deferred fees as well as the amortization of purchase premiums and the stated coupon interest payments.

Hedging instruments and hedging activities

Consistent with maintaining its status as a REIT, in the normal course of business, the Company may use a variety of derivative financial instruments to manage, or hedge, interest rate risk. Derivatives will be used for hedging purposes rather than speculation. The Company will determine their fair value and obtain quotations from a third party to facilitate the process in determining these fair values. If the Company's hedging activities do not achieve the desired results, reported earnings may be adversely affected.

GAAP requires an entity to recognize all derivatives as either assets or liabilities in the balance sheets and to measure those instruments at fair value. To the extent the instrument qualifies for hedge accounting, the fair value adjustments will be recorded as a component of other comprehensive income in stockholders' equity until the hedged item is recognized in earnings. Whenever the Company decides not to pursue hedge accounting, the fair value adjustments will be recorded in earnings immediately based on changes in the fair market value of those instruments.

In order to mitigate interest rate risk resulting from the Company's floating-rate borrowings under the Wells Facility, the Company entered into interest rate swaps and caps with an aggregate notional equal to the borrowings outstanding under the Wells Facility during 2010. The interest rate swaps are intended to hedge the floating-rate borrowings through the expected maturity of the underlying collateral and the interest rate caps are intended to hedge the floating-rate borrowings related to the potential extension of the underlying collateral.

The Company chose not to pursue hedge accounting for these derivative instruments and will record the change in estimated fair value related to these interest rate agreements in earnings. The Company also elected to record the change in estimated fair value related to the AAA-rated CMBS securing the Wells Facility in earnings. This election allows the Company to align the change in the estimated fair value of the Wells Facility collateral and related interest rate hedges without having to apply complex hedge accounting provisions.

Repurchase agreements

Securities sold under repurchase agreements will be treated as collateralized financing transactions, unless they meet sales treatment. Securities financed through a repurchase agreement will remain on the Company's consolidated balance sheet as an asset and cash received from the purchaser will be recorded on the Company's consolidated balance sheet as a liability. Interest paid in accordance with repurchase agreements will be recorded in interest expense.

Income taxes

The Company operates in a manner intended to enable it to qualify as a REIT under Sections 856-859 of the Internal Revenue Code of 1986, as amended. Under those sections, a REIT which distributes at least 90% of its REIT taxable income, excluding net capital gains and determined without regard to the dividends paid deduction, as a dividend to its shareholders each year and which meets certain other conditions will not be taxed on that portion of its taxable income which is distributed to its shareholders.

The Company has elected to treat certain consolidated subsidiaries, and may in the future elect to treat newly formed subsidiaries, as taxable REIT subsidiaries pursuant to an amendment to the Internal Revenue Code that became effective January 1, 2001. Taxable REIT subsidiaries may participate in non-real estate related activities and/or perform non-customary services for tenants and are subject to Federal and State income tax at regular corporate tax rates.

Recent accounting pronouncements

In July 2010, the Financial Accounting Standards Board (the "FASB") issued an update to ASC 310, *Receivables*, by requiring more robust and disaggregated disclosures about the credit quality of the Company's loans held for investment and if applicable, its allowance for credit losses. The objective of enhancing these disclosures is to improve financial statement users' understanding of (1) the nature of a Company's credit risk associated with its financing receivables and (2) the Company's assessment of that risk in estimating its allowance for credit losses as well as changes in the allowance and the reasons for those changes. The adoption of this update to ASC 310 was effective for the Company as of December 31, 2010 and did not have a material effect on the Company's financial statements.

In January 2010, the FASB issued guidance on improving disclosures about fair value measurements. The guidance requires additional disclosure on transfers in and out of Levels I and II fair value measurements in the fair value hierarchy and the reasons for such transfers. In addition, for fair value measurements using significant unobservable inputs (Level III), the reconciliation of beginning and ending balances must be presented on a gross basis, with separate disclosure of gross purchases, sales, issuances, settlements and transfers in and transfers out of Level III. The new guidance also requires enhanced disclosures on the fair value hierarchy to disaggregate disclosures by each class of assets and liabilities. In addition, an entity is required to provide further disclosures on valuation techniques and inputs used to measure fair value for fair value measurements that fall in either Level II or Level III. Except for the Level III reconciliation disclosures, this guidance became effective for the Company beginning January 1, 2010. The Level III reconciliation disclosures are effective for fiscal years beginning after December 15, 2010. The adoption of this guidance did not have a material impact on the financial statements of the Company.

In October 2011, the FASB issued a proposed ASU 2011-20, Financial Services-Investment Companies: Amendments to the Scope, Measurement, and Disclosure Requirements ("ASU 2011-20"), which would amend the criteria in ASC Topic 946 on Investment Companies ("ASC 946") for determining whether an entity qualifies as an investment company. As proposed, ASU 2011-20 would affect the measurement, presentation and disclosure requirements for Investment Companies, as defined, amend the investment company definition in ASC 946, and remove the current exemption for real estate investment trusts from this topic. If the current exemption for real estate investments trusts is upheld, this proposal may result in a material modification to the presentation of the Company's financial statements. The Company is monitoring developments related to this proposal and is evaluating the effects it would have on its financial statements.

In December 2011, the FASB issued guidance requiring additional disclosure information about offsetting and related arrangements. Entities will be required to disclose both gross information and net information about both instruments and transactions eligible for offset in the statement of financial position and instruments and transaction subject to an agreement similar to a master netting arrangement. This scope would include derivatives, sale and repurchase agreements and reverse sale and repurchase agreements. The objective of this disclosure is to facilitate comparison between those entities that prepare their financial statements on a basis of GAAP and those entities that prepare their financial statements on the basis of International Financial Reporting Standards (IFRS). The guidance is effective for periods beginning on or after January 1, 2013, and interim periods within those annual periods. The Company does not believe that the adoption of the amended guidance will have a significant effect on its consolidated financial statements but will impact the disclosure.

In September 2012, the FASB decided to remove the scope exception for mortgage REITs and require a mortgage REIT that meets the requirements to be an investment company under GAAP to follow investment company guidance. The FASB is currently in the process of redeliberations and will continue to consider feedback received on this Exposure Draft. The Company is currently evaluating the potential impact that the proposal would have on the Company's consolidated financial statements. This exposure draft is not related to, nor does it impact the Company's ability to remain excluded from registering as an Investment Company under the 1940 Act.

In January 2013, the FASB issued ASU 2013-01, Clarifying the Scope of Disclosures about Offsetting Assets and Liabilities (Topic 210), Balance Sheet. The update addresses implementation issues about ASU 2011-11 and applies to derivatives accounted for in accordance with Topic 815, Derivatives and Hedging, including bifurcated embedded derivatives, repurchase agreements and reverse repurchase agreements, and securities borrowing and securities lending transactions that are either offset in accordance with ASC 210-20-45 or ASC 815-10-45 or subject to an enforceable master netting arrangement or similar agreement. The guidance is effective January 1, 2013 and is to be applied retrospectively. This guidance does not amend when the Company currently offsets its derivative positions. As a result, the Company does not expect this guidance to have a material effect on its financial statements.

Liquidity and capital resources

Liquidity is a measure of the Company's ability to meet potential cash requirements, including ongoing commitments to repay borrowings, fund and maintain its assets and operations, make distributions to its stockholders and other general business needs. The Company's cash is used to purchase or originate target assets, repay principal and interest on borrowings, make distributions to stockholders and fund operations. The Company's liquidity position is closely monitored and the Company believes it has sufficient current liquidity and access to additional liquidity to meet financial obligations for at least the next 12 months. The Company's primary sources of liquidity are as follows:

Cash Generated from Operations

Cash from operations is generally comprised of interest income from the Company's investments, net of any associated financing expense, principal repayments from the Company's investments, net of associated financing repayments, proceeds from the sale of investments, and changes in working capital balances. See Financial Condition and Results of Operations – Investments for a summary of interest rates and weighted average lives related to the Company's investment portfolio at December 31, 2012. While there are no contractual paydowns related to the Company's CMBS, periodic paydowns do occur. Repayments on the debt secured by the Company's CMBS occur in conjunction with the paydowns on the collateral pledged.

Borrowings Under Various Financing Arrangements

In January 2010, the Company entered into the JPMorgan Facility, pursuant to which the Company may borrow up to $100,000 in order to finance the origination and acquisition of commercial first mortgage loans and AAA-rated CMBS. Per the terms of the original agreement, amounts borrowed under the JPMorgan Facility bore interest at a spread of 3.00% over one-month LIBOR with no floor. During April 2012, the Company amended the JPMorgan Facility to reduce the interest rate spread by 50 basis points to LIBOR + 2.50%. Advance rates under the JPMorgan Facility typically range from 65%-90% on the estimated fair value of the pledged collateral depending on its loan-to-value. Margin calls will occur any time the outstanding loan balance exceeds the lender's required advance in accordance with agreed upon advance rates by more than $250. In February 2013, the Company, through two of the Company's subsidiaries, entered into the Amended Master Repurchase Agreement with JPMorgan. The Amended Master Repurchase Agreement extended the maturity date of the JPMorgan Facility to January 31, 2014, with an option to further extend the maturity date for 364 days, subject to the Company's satisfaction of certain customary conditions. Pricing on the JPMorgan Facility will remain at LIBOR+2.5%. The Company has paid JPMorgan an upfront structuring fee of 0.50% of the facility amount for the first year of the term and, if the 364-day extension option is exercised, it will be required to pay an extension fee of 0.25% of the facility amount. The Company has agreed to provide a guarantee of the obligations of its borrower subsidiaries under the Amended Master Repurchase Agreement. The JPMorgan Facility contains, among others, the following restrictive covenants: (1) negative covenants relating to restrictions on the Company's operations which would cease to allow the Company to qualify as a REIT and (2) financial covenants to be met by the Company when the repurchase facility is being utilized, including a minimum consolidated tangible net worth covenant ($125,000), maximum total debt to consolidated tangible net worth covenant (3:1), a minimum liquidity covenant (the greater of 10% of total consolidated recourse indebtedness and $12,500) and a minimum net income covenant ($1 during any four consecutive fiscal quarters). Additionally, beginning on the 91st day following the closing date and depending on the utilization rate of the facility, a portion of the undrawn amount may be subject to non-use fees. Subsequent to September 30, 2010, the non-use fee has been waived by the lender. At December 31, 2012, the Company had $3 of borrowings outstanding under the JPMorgan Facility.

During August 2010, the Company through an indirect wholly-owned subsidiary entered into the Wells Facility pursuant to which the Company may borrow up to $250,000 in order to finance the acquisition of AAA-rated CMBS. The Wells Facility has a term of one year, with two one-year extensions available at the Company's option, subject to certain restrictions, and upon the payment of an extension fee equal to 25 basis points on the then outstanding balance of the facility for each one-year extension. Advances under the Wells Facility accrue interest at a per annum pricing rate equal to the sum of (i) 30 day LIBOR and (ii) a pricing margin of 1.25%. The purchase price of the CMBS is determined on a per asset basis by applying an advance rate schedule agreed upon by the Company and Wells Fargo. Advance rates under the Wells Facility typically range from 85%-90% on the face amount of the underlying collateral depending weighted average life of the collateral pledged. Margin calls will occur any time the outstanding loan balance exceeds the lender's required advance in accordance with agreed upon advance rates by more than $250. The Wells Facility contains, among others, the following restrictive covenants: (1) negative covenants intended to restrict the Company from failing to qualify as a REIT and (2) financial covenants to be met by the Company, including a minimum net asset value covenant (which shall not be less than an amount equal to (i) $100,000, (ii) 75% of the greatest net asset value during the prior calendar quarter, and (iii) 65% of the greatest net asset value during the prior calendar year), a maximum total debt to consolidated tangible net worth covenant (8:1), a minimum liquidity covenant ($2,500), and a minimum EBITDA to interest expense covenant (1.5:1). The Company has agreed to provide a limited guarantee of up to 15%, or a maximum of $37,500, of the obligations of its indirect wholly-owned subsidiary under the Wells Facility.

During December 2011, the Company, through an indirect wholly-owned subsidiary entered into an amendment letter (the "Amendment Letter") related to the Wells Facility to increase its maximum permitted borrowing under the facility from $250,000 to $506,000 in order to pay down its TALF borrowings and to finance the CMBS that had been financed under the TALF program. The Amendment Letter additionally adjusts the pricing margin for all assets financed under the Wells Facility occurring after December 22, 2011 from 1.25% to 1.50%, and adds a minimum liquidity covenant, requiring the Company to maintain at all times an amount in Repo Liquidity (as generally defined under the Wells Facility to include all amounts held in the collection account established under the Facility for the benefit of Wells Fargo Bank, N.A., cash, cash equivalents, super-senior CMBS rated AAA by at least two rating agencies, and total amounts immediately and unconditionally available on an unrestricted basis under all outstanding capital commitments, subscription facilities and secured revolving credit or repurchase facilities) no less than the greater of 10% of total consolidated recourse indebtedness of the Company and $12,500. Advances under the Wells Facility accrue interest at a per annum pricing rate equal to the sum of (i) 30 day LIBOR and (ii) the applicable pricing margin.

The Wells Facility was further amended during the second quarter of 2012 to provide an additional $100,000 of financing capacity for the purchase of Hilton CMBS at a rate of LIBOR plus 235 basis points with respect to borrowings secured by the Hilton CMBS. The additional $100,000 of capacity to finance the Hilton CMBS matures in November 2014 and may be extended for an additional year upon the payment of an extension fee equal to 0.50% on the then aggregate outstanding repurchase price for all such assets. Additionally, during August 2012, the Company exercised the final one-year extension of the term of the Wells Facility and extended the maturity date to August 2013 (except with respect to $100,000 of capacity under the facility to finance the Hilton CMBS described below). At December 31, 2012, the Company had $225,155 of borrowings outstanding under the Wells Facility secured by CMBS held by the Company.

In February 2013, the Company amended the Wells Facility to reduce the interest rate as follows: (i.) with respect to the outstanding borrowings used to provide financing for the AAA CMBS, the interest rate was reduced to LIBOR+1.05% from LIBOR+1.25%—1.50% (depending on the collateral pledged); and (ii.) with respect to the outstanding borrowings used to provide financing for the Hilton CMBS, the interest rate was reduced to LIBOR+1.75% from LIBOR+2.35%. In addition, the maturity date of the Wells Facility with respect to the outstanding borrowings used to provide financing for the AAA CMBS was extended to March 2014.

Cash Generated from Offerings

During July 2011, the Company sold an aggregate of 3,000,000 shares of common stock at a price of $16.66 per share in a private offering. The shares were first sold to J.P. Morgan Securities LLC, as initial purchaser, which purchased the shares for resale to Investors Insurance Corporation and Liberty Life Insurance Company, two affiliated U.S. insurance companies, and received a selling commission of $0.33 per share, resulting in net proceeds to the Company before offering expenses of $16.33 per share. The offering price was equal to the Company's June 30, 2011 basic book value per share and represented a premium of approximately 4.65% over the closing price of $15.92 as of July 25, 2011. The offering closed on July 29, 2011 and generated gross proceeds of approximately $49,980. Net proceeds before offering expenses were approximately $48,980. The investors were known to the Company's management team by virtue of being subsidiaries of a portfolio company of an Apollo fund and separate accounts. In connection with this offering, our board of directors created an excepted holder limit of 15% in the aggregate for Investors Insurance Corporation and Liberty Life Insurance Company and certain of their respective specified affiliates.

During August 2012, the Company completed an underwritten public offering of 3,450,000 shares of its 8.625% Series A Cumulative Redeemable Perpetual Preferred Stock with a liquidation preference of $25.00 per share, including 450,000 shares issued pursuant to the underwriters option to purchase additional shares. Net proceeds from the offering, after the underwriting discount and estimated offering expenses payable by the Company, were approximately $83,199.

During October 2012, the Company completed a follow-on public offering of 7,000,000 shares of its common stock at a price of $16.81 per share. On November 1, 2012, the underwriters partially exercised their option to purchase additional shares of common stock and purchased 404,640 shares of common stock at $16.81 per share. The aggregate net proceeds from the entire offering, including proceeds from the sale of the additional shares, were approximately $124,066, after deducting estimated offering expenses payable by the Company.

Other Potential Sources of Financing

The Company's primary sources of cash currently consist of the $108,619 of cash available at December 31, 2012, principal and interest the Company receives on its portfolio of assets, available borrowings under the JPMorgan Facility, as well as the aforementioned refinancing of the Company's TALF debt. The Company expects its primary sources of cash to consist of cash generated from operations, and the possible prepayments of principal received on the Company's portfolio of assets. Such prepayments are difficult to estimate in advance. At December 31, 2012, substantially all of borrowing capacity under the JPMorgan Facility was available; however, the Company would need to acquire additional commercial first mortgage loans or AAA-rated CMBS in order to utilize that capacity. Depending on market conditions, such additional borrowings may also include additional repurchase agreements as well as other borrowings such as credit facilities.

The Company maintains policies, described below, relating to its borrowings and use of leverage. See "Leverage Policies" below. In the future, the Company may seek to raise further equity capital, issue debt securities or engage in other forms of borrowings in order to fund future investments or to refinance expiring credit facilities.

The Company generally intends to hold its target assets as long-term investments, although it may sell certain of its investments in order to manage its interest rate risk and liquidity needs, meet other operating objectives and adapt to market conditions.

To maintain its status as a REIT under the Code, the Company must distribute annually at least 90% of its net income, excluding net capital gains. These distribution requirements limit the Company's ability to retain earnings and thereby replenish or increase capital for operations.

Leverage policies

The Company uses leverage for the sole purpose of financing its portfolio and not for the purpose of speculating on changes in interest rates. In addition to the Wells Facility and JPMorgan Facility, in the future the Company may access additional sources of borrowings. The Company's charter and bylaws do not limit the amount of indebtedness the Company can incur; however, the Company is limited by certain financial covenants under its repurchase agreements. Consistent with the Company's strategy of keeping leverage within a conservative range, the Company expects that its total borrowings on loans will be in an amount that is approximately 35% of the value of its total loan portfolio.

Investment Guidelines

The Company's board of directors has adopted the following investment guidelines:

- no investment will be made that would cause the Company to fail to qualify as a REIT for U.S. federal income tax purposes;
- no investment will be made that would cause the Company to register as an investment company under the 1940 Act;
- investments will be predominantly in the Company's target assets;
- no more than (i) 25% of the Company's cash equity (on a consolidated basis) with respect to multi-asset transactions and (ii) 20% of the Company's cash equity (on a consolidated basis) with respect to single asset transactions, in each case as determined as of the date of such investment, will be invested in any single investment; provided that if the Company raises in total at least $400,000 of equity (inclusive of the equity raised in connection with the IPO, the private placement and any other offering), no more than 15% of the Company's equity (on a consolidated basis) will be invested in any single investment;
- no more than 20% of the Company's cash equity may be invested in non-U.S. assets;
- no investment will be made in debt secured primarily by undeveloped land, however, to the extent the Company invests in a portfolio of debt, up to 20% of the underlying collateral may be comprised of undeveloped land;
- no investment will be made in construction loans;
- no investment will be made in for sale residential real estate loans, provided that, up to 15% of the Company's cash equity may be invested in inventory loans on condominium projects; and
- until appropriate investments can be identified, the Manager may invest the proceeds of any offering in interest bearing, short-term investments, including money market accounts and/or funds, that are consistent with the Company's intention to qualify as a REIT.

The board of directors must approve any change in these investment guidelines.

Contractual obligations and commitments

The Company's contractual obligations including expected interest payments as of December 31, 2012 are summarized as follows:

	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years	Total
Wells Facility borrowings*	$181,787	$48,276	$—	$—	$230,063
JPMorgan Facility borrowings**	3	—	—	—	3
Total	$181,790	$48,276	$—	$—	$230,066

* Assumes extension options are exercised and fully-hedged interest rate for interest payments due under the Wells Facility. See below for further discussion.

** Assumes extension options are exercised and current Libor of 0.28% for interest payments due under the JPMorgan Facility. See below for further discussion.

Loan Commitments. As of December 31, 2012, the Company had $34,650 of unfunded loan commitments related to the condominium conversion loan that closed in December 2012. The remaining commitments will be funded as requested on or before January 1, 2014.

On September 23, 2009, the Company entered into the Management Agreement with the Manager pursuant to which the Manager is entitled to receive a management fee and the reimbursement of certain expenses. The table above does not include amounts due under the Company's Management Agreement as those obligations, discussed below, do not have fixed and determinable payments.

Management Agreement. Pursuant to the Management Agreement, the Manager is entitled to a base management fee calculated and payable quarterly in arrears in an amount equal to 1.5% of the Company's stockholders' equity (as defined in the Management Agreement), per annum. The Manager will use the proceeds from its management fee in part to pay compensation to its officers and personnel. The Company does not reimburse the Manager or its affiliates for the salaries and other compensation of their personnel, except for the allocable share of the compensation of (1) the Company's Chief Financial Officer based on the percentage of his time spent on the Company's affairs and (2) other corporate finance, tax, accounting, internal audit, legal, risk management, operations, compliance and other non-investment professional personnel of the Manager or its affiliates who spend all or a portion of their time managing the Company's affairs based on the percentage of time devoted by such personnel to the Company's affairs. The Company is also required to reimburse the Manager for operating expenses related to the Company incurred by the Manager, including expenses relating to legal, accounting, due diligence and other services. Expense reimbursements to the Manager are made in cash on a monthly basis following the end of each month. The Company's reimbursement obligation is not subject to any dollar limitation.

The current term of the Management Agreement expires on September 29, 2013, and is automatically renewed for successive one-year terms on each anniversary thereafter. The Management Agreement may be terminated upon the affirmative vote of at least two-thirds of the Company's independent directors, based upon (1) unsatisfactory performance by the Manager that is materially detrimental to the Company or (2) a determination that the management fee payable to the Manager is not fair, subject to the Manager's right to prevent such a termination based on unfair fees by accepting a mutually acceptable reduction of management fees agreed to by at least two-thirds of the Company's independent directors. The Manager must be provided with written notice of any such termination at least 180 days prior to the expiration of the then existing term and will be paid a termination fee equal to three times the sum of the average annual base management fee during the 24-month period immediately preceding the date of termination, calculated as of the end of the most recently completed fiscal quarter prior to the date of termination. Amounts payable under the Company's Management Agreement are not fixed and determinable.

Off-balance sheet arrangements

The Company does not have any relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured investment vehicles, or special purpose or variable interest entities, established to facilitate off-balance sheet arrangements or other contractually narrow or limited purposes. Further, the Company has not guaranteed any obligations of unconsolidated entities or entered into any commitment to provide additional funding to any such entities.

Dividends

The Company intends to continue to make regular quarterly distributions to holders of its common stock. U.S. federal income tax law generally requires that a REIT distribute annually at least 90% of its REIT taxable income, without regard to the deduction for dividends paid and excluding net capital gains, and that it pay tax at regular corporate rates to the extent that it annually distributes less than 100% of its net taxable income. The Company generally intends over time to pay dividends to its stockholders in an amount equal to its net taxable income, if and to the extent authorized by its board of directors. Any distributions the Company makes will be at the discretion of its board of directors and will depend upon, among other things, its actual results of operations. These results and the Company's ability to pay distributions will be affected by various factors, including the net interest and other income from its portfolio, its operating expenses and any other expenditures. If the Company's cash available for distribution is less than its net taxable income, the Company could be required to sell assets or borrow funds to make cash distributions or the Company may make a portion of the required distribution in the form of a taxable stock distribution or distribution of debt securities.

The Company has outstanding 3,450,000 shares of Series A Preferred Stock, which entitles holders to receive dividends at an annual rate of 8.625% of the liquidation preference of $25.00 per share, or $2.00 per share per annum. The dividends on Preferred Stock are cumulative and payable quarterly in arrears. Except under certain limited circumstances, the Preferred Stock is generally not convertible into or exchangeable for any other property or any other securities of the Company at the election of the holders. After August 1, 2017, the Company may, at its option, redeem the shares at a redemption price of $25.00, plus any accrued unpaid distribution through the date of the redemption.

Non-GAAP Financial Measures

Operating Earnings

For the years ended December 31, 2012, 2011 and 2010, respectively, the Company's Operating Earnings were $33,914, $28,054, and $13,830. Operating Earnings is a non-GAAP financial measure that is used by the Company to approximate cash available for distribution and is defined as net income available to common stockholders, computed in accordance with GAAP, adjusted for (i) non-cash stock-based compensation expense (a portion of which may become cash-based upon final vesting and settlement of awards should the holder elect net share settlement to satisfy income tax withholding) and (ii) any unrealized gains or losses or other non-cash items included in net income.

In order to evaluate the effective yield of the portfolio, the Company uses Operating Earnings to reflect the net investment income of the Company's portfolio as adjusted to include the net interest expense related to the Company's derivative instruments. Operating Earnings allows the Company to isolate the net interest expense associated with the Company's swaps in order to monitor and project the Company's full cost of borrowings. The Company also believes that its investors use Operating Earnings or a comparable supplemental performance measure to evaluate and compare the performance of the Company and its peers, and as such, the Company believes that the disclosure of Operating Earnings is useful to its investors.

The primary limitation associated with Operating Earnings as a measure of the Company's financial performance over any period is that it excludes net realized and unrealized gains (losses) from investments. In addition, the Company's presentation of Operating Earnings may not be comparable to similarly-titled measures of other companies, who may use different calculations. As a result, Operating Earnings should not be considered as a substitute for the Company's GAAP net income as a measure of its financial performance or any measure of its liquidity under GAAP.

The table below summarizes the reconciliation from net income available to common stockholders to Operating Earnings:

	Year ended December 31,		
	2012	2011	2010
Net income available to common stockholders	$ 37,102	$ 25,882	$ 10,999
Adjustments:			
Unrealized gain (loss) on securities	(6,489)	(481)	1,766
Unrealized gain (loss) on derivative instruments	(323)	865	(387)
Non-cash stock-based compensation expense	3,624	1,788	1,452
Total adjustments:	(3,188)	2,172	2,831
Operating Earnings	$ 33,914	$ 28,054	$ 13,830
Basic and diluted Operating Earnings per Share of Common Stock	$ 1.50	$ 1.47	$ 1.09
Basic and diluted weighted average common shares outstanding:	22,648,819	18,840,954	12,679,277

Item 7A. Quantitative and Qualitative Disclosures About Market Risk.

The Company seeks to manage its risks related to the credit quality of its assets, interest rates, liquidity, prepayment speeds and market value while, at the same time, seeking to provide an opportunity to stockholders to realize attractive risk-adjusted returns through ownership of its capital stock. While risks are inherent in any business enterprise, the Company seeks to quantify and justify risks in light of available returns and to maintain capital levels consistent with the risks the Company undertakes.

Credit risk

One of the Company's strategic focuses is acquiring assets that it believes to be of high credit quality. The Company believes this strategy will generally keep its credit losses and financing costs low. However, the Company is subject to varying degrees of credit risk in connection with its other target assets. The Company seeks to mitigate this risk by seeking to acquire high quality assets, at appropriate prices given anticipated and unanticipated losses, and by deploying a value-driven approach to underwriting and diligence, consistent with the Manager's historical investment strategy, with a focus on current cash flows and potential risks to cash flow. The Company enhances its due diligence and underwriting efforts by accessing the Manager's knowledge base and industry contacts. Nevertheless, unanticipated credit losses could occur which could adversely impact the Company's operating results.

Interest rate risk

Interest rates are highly sensitive to many factors, including fiscal and monetary policies and domestic and international economic and political considerations, as well as other factors beyond the Company's control. The Company is subject to interest rate risk in connection with its target assets and its related financing obligations.

To the extent consistent with maintaining the Company's REIT qualification, the Company seeks to manage risk exposure to protect its portfolio of financial assets against the effects of major interest rate changes. The Company generally seeks to manage this risk by:

- attempting to structure its financing agreements to have a range of different maturities, terms, amortizations and interest rate adjustment periods;
- using hedging instruments, interest rate swaps and interest rate caps; and
- to the extent available, using securitization financing to better match the maturity of the Company's financing with the duration of its assets.

At December 31, 2012, all of the Company's borrowings under repurchase agreements are floating-rate borrowings. The Company also has interest rate swaps with an outstanding notional amount of $80,881 and floating rate subordinate loans with a face amount of $67,237, resulting in net variable rate exposure of $77,040. A 50 basis point increase in LIBOR would increase the quarterly interest expense related to the $77,040 in variable rate exposure by $96. Any such hypothetical impact on interest rates on the Company's variable rate borrowings does not consider the effect of any change in overall economic activity that could occur in a rising interest rate environment. Further, in the event of a change in interest rates of that magnitude, the Company may take actions to further mitigate the Company's exposure to such a change. However, due to the uncertainty of the specific actions that would be taken and their possible effects, this analysis assumes no changes in the Company's financial structure.

Prepayment risk

Prepayment risk is the risk that principal will be repaid at a different rate than anticipated, causing the return on an asset to be less than expected. The Company does not anticipate facing prepayment risk on most of its portfolio of assets since the Company anticipates that most of the commercial loans held directly by the Company or securing the Company's CMBS assets will contain provisions preventing prepayment or imposing prepayment penalties in the event of loan prepayments.

Market risk

Market value risk. The Company's available-for-sale securities and securities at estimated fair value are reflected at their estimated fair value. The change in estimated fair value of securities available-for-sale is reflected in accumulated other comprehensive income while the change in estimated fair value of securities at estimated fair value is reflected as a component of net income. The estimated fair value of these securities fluctuates primarily due to changes in interest rates and other factors. Generally, in a rising interest rate environment, the estimated fair value of these securities would be expected to decrease; conversely, in a decreasing interest rate environment, the estimated fair value of these securities would be expected to increase. As market volatility increases or liquidity decreases, the fair value of the Company's assets may be adversely impacted.

Real estate risk. Commercial mortgage assets are subject to volatility and may be affected adversely by a number of factors, including, but not limited to, national, regional and local economic conditions (which may be adversely affected by industry slowdowns and other factors); local real estate conditions; changes or continued weakness in specific industry segments; construction quality, age and design; demographic factors; and retroactive changes to building or similar codes. In addition, decreases in property values reduce the value of the collateral and the potential proceeds available to a borrower to repay the underlying loans or loans, as the case may be, which could also cause the Company to suffer losses.

Inflation

Virtually all of the Company's assets and liabilities will be interest rate sensitive in nature. As a result, interest rates and other factors influence the Company's performance far more so than does inflation. Changes in interest rates do not necessarily correlate with inflation rates or changes in inflation rates. The Company's financial statements are prepared in accordance with GAAP and distributions will be determined by the Company's board of directors consistent with the Company's obligation to distribute to its stockholders at least 90% of its REIT taxable income, excluding net capital gains and determined without regard to the dividends paid deduction, on an annual basis in order to maintain the Company's REIT qualification. In each case, the Company's activities and balance sheet are measured with reference to historical cost and/or fair market value without considering inflation.

Item 8. Financial Statements and Supplementary Data.

Index to Consolidated Financial Statements and Schedule

All other schedules are omitted because they are not required or the required information is shown in the financial statements or notes thereto.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Apollo Commercial Real Estate Finance, Inc.
New York, New York

We have audited the accompanying consolidated balance sheets of Apollo Commercial Real Estate Finance, Inc. and subsidiaries (the "Company") as of December 31, 2012 and 2011, and the related consolidated statements of operations, comprehensive income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2012. Our audits also included the financial statement schedule listed in the Index at Item 8. We also have audited the Company's internal control over financial reporting as of December 31, 2012, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for these financial statements and financial statement schedule, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on these financial statements and financial statement schedule and an opinion on the Company's internal control over financial reporting based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Apollo Commercial Real Estate Finance, Inc. and subsidiaries as of December 31, 2012 and 2011, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2012, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly, in all material respects, the information set forth therein. Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on the criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

/s/ DELOITTE & TOUCHE LLP

New York, New York
March 1, 2013

Apollo Commercial Real Estate Finance, Inc. and Subsidiaries

Consolidated Balance Sheets
(in thousands—except share data)

	December 31, 2012	December 31, 2011
Assets:		
Cash	$108,619	$ 21,568
Securities available-for-sale, at estimated fair value	67,079	302,543
Securities, at estimated fair value	211,809	251,452
Commercial mortgage loans, held for investment	142,921	109,006
Subordinate loans, held for investment	246,246	149,086
Repurchase agreements, held for investment	6,598	47,439
Principal and interest receivable	4,277	8,075
Deferred financing costs, net	678	2,044
Other assets	203	17
Total Assets	$788,430	$891,230
Liabilities and Stockholders' Equity		
Liabilities:		
Borrowings under repurchase agreements	$225,158	$290,700
TALF borrowings	—	251,327
Derivative instruments, net	155	478
Accounts payable and accrued expenses	1,265	1,746
Payable to related party	2,037	1,298
Dividends payable	12,891	8,703
Total Liabilities	241,506	554,252
Commitments and Contingencies (see Note 13)		
Stockholders' Equity:		
Preferred stock, $0.01 par value, 50,000,000 shares authorized and 3,450,000 shares issued and outstanding in 2012	35	—
Common stock, $0.01 par value, 450,000,000 shares authorized, 28,044,106 and 20,561,032 shares issued and outstanding in 2012 and 2011, respectively	280	206
Additional paid-in-capital	546,065	336,209
Retained earnings	574	—
Accumulated other comprehensive income (loss)	(30)	563
Total Stockholders' Equity	546,924	336,978
Total Liabilities and Stockholders' Equity	$788,430	$891,230

See notes to consolidated financial statements.

Apollo Commercial Real Estate Finance, Inc. and Subsidiaries

Consolidated Statements of Operations
(in thousands—except share and per share data)

	Year Ended December 31, 2012	2011	2010
Net interest income:			
Interest income from securities	$ 15,347	$ 25,323	$ 18,112
Interest income from commercial mortgage loans	10,780	9,153	7,035
Interest income from subordinate loans	24,666	13,678	7,338
Interest income from repurchase agreements	6,286	4,764	—
Interest expense	(8,402)	(14,454)	(10,714)
Net interest income	48,677	38,464	21,771
Operating expenses:			
General and administrative expenses (includes equity-based compensation of $3,624 in 2012, $1,788 in 2011 and $1,452 in 2010)	(8,543)	(5,652)	(5,556)
Management fees to related party	(6,139)	(4,728)	(3,339)
Total operating expenses	(14,682)	(10,380)	(8,895)
Interest income from cash balances	7	13	16
Realized gain (loss) on sale of securities	262	—	(33)
Unrealized gain (loss) on securities	6,489	481	(1,766)
Loss on derivative instruments (includes unrealized gains (losses) of $323 in 2012, $(865) in 2011 and $387 in 2010)	(572)	(2,696)	(94)
Net income	40,181	25,882	10,999
Preferred dividends	(3,079)	—	—
Net income available to common stockholders	$ 37,102	$ 25,882	$ 10,999
Basic and diluted net income per share of common stock	$ 1.64	$ 1.35	$ 0.87
Basic and diluted weighted average common shares outstanding	22,648,819	18,840,954	12,679,277

See notes to consolidated financial statements.

Apollo Commercial Real Estate Finance, Inc. and Subsidiaries

Consolidated Statements of Comprehensive Income
(in thousands)

	Year Ended December 31,		
	2012	2011	2010
Net income available to common stockholders	$37,102	$25,882	$10,999
Change in net unrealized gain (loss) on securities available-for-sale	(593)	(5,796)	7,433
Comprehensive income	$36,509	$20,086	$18,432

See notes to consolidated financial statements.

Apollo Commercial Real Estate Finance, Inc. and Subsidiaries

Consolidated Statements of Changes in Stockholders' Equity (in thousands—except share and per share data)

	Preferred Stock		Common Stock		Additional Paid In Capital	Returned Earnings/ (Accumulated Deficit)	Accumulated Other Comprehensive Loss	Total
	Shares	Par	Shares	Par				
Balance at January 1, 2010	—	$—	10,762,500	$107	$198,436	$ (2,172)	$(1,074)	$195,297
Retirement of restricted stock in exchange for RSUs	—	—	(118,959)	(1)	—	—	—	(1)
Capital increase related to Equity Incentive Plan	—	—	—	—	1,452	—	—	1,452
Issuance of restricted stock	—	—	13,364	1	—	—	—	1
Forfeiture of restricted stock	—	—	(5,077)	(1)	—	—	—	(1)
Issuance of common stock	—	—	6,900,000	69	110,331	—	—	110,400
Underwriting and offering costs	—	—	—	—	(6,067)	—	—	(6,067)
Net income	—	—	—	—	—	10,999	—	10,999
Change in net unrealized gain on securities available-for-sale	—	—	—	—	—	—	7,433	7,433
Dividends on common stock	—	—	—	—	(12,848)	(8,827)	—	(21,675)
Balance at December 31, 2010	—	—	17,551,828	$175	$291,304	$ —	$ 6,359	$297,838
Capital increase related to Equity Incentive Plan	—	—	—	—	1,788	—	—	1,788
Issuance of restricted stock	—	—	9,204	1	—	—	—	1
Issuance of common stock	—	—	3,000,000	30	49,950	—	—	49,980
Offering costs	—	—	—	—	(1,789)	—	—	(1,789)
Net income	—	—	—	—	—	25,882	—	25,882
Change in net unrealized gain on securities available-for-sale	—	—	—	—	—	—	(5,796)	(5,796)
Dividends on common stock	—	—	—	—	(5,044)	(25,882)	—	(30,926)
Balance at December 31, 2011	—	—	20,561,032	$206	$336,209	$ —	$ 563	$336,978
Capital increase related to Equity Incentive Plan	—	—	—	—	2,845	—	—	2,845
Issuance of restricted stock	—	—	11,080	*	—	—	—	—
Issuance of common stock	—	—	7,471,994	74	124,398	—	—	124,472
Issuance of preferred stock	3,450,000	35	—	—	86,215	—	—	86,250
Offering costs	—	—	—	—	(3,602)	—	—	(3,602)
Net income	—	—	—	—	—	40,181	—	40,181
Change in net unrealized gain on securities available-for-sale	—	—	—	—	—	—	(593)	(593)
Dividends on preferred stock	—	—	—	—	—	(3,079)	—	(3,079)
Dividends on common stock	—	—	—	—	—	(36,528)	—	(36,528)
Balance at December 31, 2012	3,450,000	$ 35	28,044,106	$280	$546,065	$ 574	$ (30)	$546,924

* Rounds to zero.

See notes to consolidated financial statements.

Apollo Commercial Real Estate Finance, Inc. and Subsidiaries

Consolidated Statement of Cash Flows
(in thousands)

	For the year ended December 31,		
	2012	2011	2010
Cash flows provided by operating activities:			
Net income	$ 40,181	$ 25,882	$ 10,999
Adjustments to reconcile net income to net cash provided by operating activities:			
Premium amortization and (discount accretion), net	(399)	7,782	5,042
Amortization of deferred financing costs	1,962	1,454	1,172
Equity-based compensation	2,845	1,788	1,452
Unrealized gain (loss) on securities	(6,489)	(481)	1,766
Unrealized gain (loss) on derivative instruments	(323)	865	(387)
Realized loss on sale of security	(262)	—	33
Changes in operating assets and liabilities:			
Accrued interest receivable, less purchased interest	2,296	(2,802)	(3,920)
Other assets	(186)	14	(31)
Accounts payable and accrued expenses	(260)	339	531
Payable to related party	739	615	(63)
Net cash provided by operating activities	40,104	35,456	16,594
Cash flows used in investing activities:			
Funding of securities available-for-sale	—	—	(229,499)
Proceeds from sale of securities available-for-sale	121,338	—	12,188
Proceeds from sale of securities at estimated fair value	16,918	—	—
Funding of securities at estimated fair value	(70,676)	—	(282,931)
Funding of commercial mortgage loans	(62,490)	(8,800)	(109,622)
Funding of subordinate loans	(96,023)	(89,856)	(8,938)
Funding of repurchase agreements	—	(47,439)	—
Principal payments received on securities available-for-sale	113,216	52,555	10,801
Principal payments received on securities at estimated fair value	98,401	23,138	—
Principal payments received on commercial mortgage loans	31,300	9,489	305
Principal payments received on subordinate loans	108	35	15
Principal payments received on repurchase agreements	40,841	—	—
Repayment of contractual deposits	—	—	90
Net cash provided by (used in) investing activities	192,933	(60,878)	(607,591)
Cash flows from financing activities:			
Proceeds from issuance of common stock	124,472	49,980	110,400
Proceeds from issuance of preferred stock	86,250	—	—
Payment of offering costs	(3,324)	(2,257)	(6,212)
Payment of deferred underwriting fee	—	(10,000)	—
Proceeds from TALF borrowings	—	—	178,469
Repayments of TALF borrowings	(251,327)	(46,007)	(9,241)
Proceeds from repurchase agreement borrowings	313,860	69,014	383,135
Repayments of repurchase agreement borrowings	(379,401)	(21,042)	(140,407)
Deferred financing costs	(1,097)	(1,180)	(2,736)
Dividends on common stock	(33,890)	(29,412)	(14,486)
Dividends on preferred stock	(1,529)	—	—
Net cash provided by (used in) financing activities	(145,986)	9,096	498,922
Net increase (decrease) in cash and cash equivalents	87,051	(16,326)	(92,075)
Cash and cash equivalents, beginning of period	$ 21,568	$ 37,894	129,969
Cash and cash equivalents, end of period	$ 108,619	$ 21,568	$ 37,894
Supplemental disclosure of cash flow information:			
Interest paid	$ 6,926	$ 14,772	$ 9,525
Supplemental disclosure of non-cash financing activities:			
Deferred underwriting fee	$ —	$ —	$ 10,000
Offering costs payable	$ 306	$ 26	$ 494
Dividend declared, not yet paid	$ 12,891	$ 8,703	$ 7,189
Deferred financing costs, not yet paid	$ —	$ 500	$ 1,000

See notes to consolidated financial statements.

Note 1 – Organization

Apollo Commercial Real Estate Finance, Inc. (together with its consolidated subsidiaries, is referred to throughout this report as the "Company," "ARI," "we," "us" and "our") is a real estate investment trust ("REIT") that primarily originates, acquires, invests in and manages performing commercial first mortgage loans, commercial mortgage-backed securities ("CMBS"), subordinate financings and other commercial real estate-related debt investments in the United States. These asset classes are referred to as the Company's target assets.

The Company, organized in Maryland on June 29, 2009, commenced operations on September 29, 2009 and is externally managed and advised by ACREFI Management, LLC (the "Manager"), an indirect subsidiary of Apollo Global Management, LLC.

The Company elected to be taxed as a REIT under the Internal Revenue Code of 1986, as amended, commencing with the taxable year ended December 31, 2009. To maintain its tax status as a REIT, the Company is required to distribute at least 90% of its net income, excluding net capital gains, to stockholders and meet certain other asset, income, and ownership tests.

Note 2 – Summary of Significant Accounting Policies

Basis of Presentation

The accompanying consolidated financial statements include the Company's accounts and those of its consolidated subsidiaries. All significant intercompany amounts have been eliminated. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. The Company's most significant estimates include the fair value of financial instruments and loan loss reserve. Actual results could differ from those estimates.

The Company currently operates in one business segment.

Classification of investment securities and valuations of financial instruments

The Company's investments consist primarily of commercial mortgage loans, AAA-rated CMBS and other real estate related assets that are classified as either available-for-sale or held-to-maturity. The Company has also elected the fair value option for certain CMBS.

Classification of Loans

Loans held-for-investment are stated at the principal amount outstanding, net of deferred loan fees and costs in accordance with GAAP.

Loan impairment

The Company's loans are typically collateralized by commercial real estate. As a result, the Company regularly evaluates the extent and impact of any credit migration associated with the performance and/or value of the underlying collateral property as well as the financial and operating capability of the borrower/sponsor on a loan by loan basis. Specifically, a property's operating results and any cash reserves are analyzed and used to assess (i) whether cash from operations are sufficient to cover the debt service requirements currently and into the future, (ii) the ability of the borrower to refinance the loan, and/or (iii) the property's liquidation value. The Company also evaluates the financial wherewithal of any loan guarantors as well as the borrower's competency in managing and operating the properties. In addition, the Company considers the overall economic environment, real estate sector, and geographic sub-market in which the borrower operates. Such impairment analyses are completed and reviewed by asset management and finance personnel, who utilize various data sources, including (i) periodic financial data such as debt service coverage ratio, property occupancy, tenant profile, rental rates, operating expenses, the borrower's exit plan, and capitalization and discount rates, (ii) site inspections, and (iii) current credit spreads and discussions with market participants.

For loans classified as held-for-investment, the Company evaluates the loans for possible impairment on a quarterly basis. Impairment occurs when it is deemed probable that the Company will not be able to collect all amounts due according to the contractual terms of the loan. Impairment is then measured based on the present value of expected future cash flows discounted at the loan's effective rate or the fair value of the collateral, if the loan is collateral dependent. Upon measurement of impairment, the Company records an allowance to reduce the carrying value of the loan with a corresponding charge to net income. Significant judgments are required in determining impairment, including making assumptions regarding the value of the loan, the value of the underlying collateral and other provisions such as guarantees. The Company has determined that it is likely that it will receive contractual payments and a loan loss reserve was not necessary at December 31, 2012 and 2011.

Fair Value Election

Securities at estimated fair value consist of AAA-rated CMBS which are pledged under the Company's master repurchase agreement with Wells Fargo Bank, N.A. ("Wells Fargo") (the "Wells Facility"). In accordance with GAAP, the Company elected the fair value option for these securities at the date of purchase, which permits the Company to measure these securities at fair value with the change in estimated fair value included as a component of earnings. Management believes that the election of the fair value option for this portion of the Company's CMBS portfolio improves financial reporting by aligning the change in the estimated fair value of the securities and the related interest rate hedges without having to apply complex hedge accounting provisions.

Securities available-for-sale

The Company has designated investments in certain mortgage-backed securities as available-for-sale because the Company may dispose of them prior to maturity and does not hold them principally for the purpose of selling them in the near term. Securities available-for-sale are carried at estimated fair value with the net unrealized gains or losses reported as a component of accumulated other comprehensive income (loss) in stockholders' equity. Unrealized losses on securities that reflect a decline in value that is judged by management to be other than temporary, if any, are charged to earnings.

When the estimated fair value of a security is less than amortized cost, the Company considers whether there is an other-than-temporary impairment ("OTTI") in the value of the security. An impairment is deemed an OTTI if (i) the Company intends to sell the security, (ii) it is more likely than not that the Company will be required to sell the security before recovering its cost basis, or (iii) the Company does not expect to recover the entire amortized cost basis of the security even if the Company does not intend to sell the security or believes it is more likely than not that the Company will be required to sell the security before recovering its cost basis. If the impairment is deemed to be an OTTI, the resulting accounting treatment depends on the factors causing the OTTI. If the OTTI has resulted from (i) the Company's intention to sell the security, or (ii) its judgment that it is more likely than not that it will be required to sell the security before recovering its cost basis, an impairment loss is recognized in current earnings equal to the difference between its amortized cost basis and fair value. Whereas, if the OTTI has resulted from the Company's conclusion that it will not recover its cost basis even if the Company does not intend to sell the security or believes it is more likely than not that the Company will be required to sell the security before recovering its cost basis, the credit loss portion of the impairment is recorded in current earnings and the portion of the loss related to other factors, such as changes in interest rates, continues to be recognized in accumulated other comprehensive income. Determining whether there is an OTTI may require management to exercise significant judgment and make significant assumptions, including, but not limited to, estimated cash flows, estimated prepayments, loss assumptions, and assumptions regarding changes in interest rates. As a result, actual impairment losses could differ from reported amounts. Such judgments and assumptions are based upon a number of factors, including (i) credit of the issuer or the borrower, (ii) credit rating of the security, (iii) key terms of the security, (iv) performance of the loan or underlying loans, including debt service coverage and loan-to-value ratios, (v) the value of the collateral for the loan or underlying loans, (vi) the effect of local, industry, and broader economic factors, and (vii) the historical and anticipated trends in defaults and loss severities for similar securities.

Interest income recognition

Interest income on commercial mortgage loans is accrued based on the actual coupon rate and the outstanding principal balance adjusted for accretion of any purchase discounts, the amortization of any purchase premiums and the accretion of any deferred fees. Purchase premiums, purchase discounts and deferred fees are accreted into income using the effective yield method, adjusted for prepayments.

Interest income on CMBS is accrued using the effective yield method, which includes the accretion of purchase discounts and the amortization of purchase premiums and the stated coupon interest payments.

Deferred Financing Costs

Costs incurred in connection with securitized financings are capitalized and amortized over the respective financing terms and are reflected on the accompanying consolidated statement of operations as a component of interest expense. At December 31, 2012 and 2011, respectively, the Company had approximately $678 and $2,044 of capitalized financing costs, net of amortization included in other assets on the consolidated balance sheets.

Earnings per share

GAAP requires use of the two-class method of computing earnings per share for all periods presented for each class of common stock and participating security as if all earnings for the period had been distributed. Under the two-class method, during periods of net income, the net income is first reduced for dividends declared on all classes of securities to arrive at undistributed earnings. During periods of net losses, the net loss is reduced for dividends declared on participating securities only if the security has the right to participate in the earnings of the entity and an objectively determinable contractual obligation to share in net losses of the entity.

The remaining earnings are allocated to common stockholders and participating securities, to the extent that each security shares in earnings, as if all of the earnings for the period had been distributed. Each total is then divided by the applicable number of shares to arrive at basic earnings per share. For the diluted earnings, the denominator includes all outstanding common shares and all potential common shares assumed issued if they are dilutive. The numerator is adjusted for any changes in income or loss that would result from the assumed conversion of these potential common shares.

Hedging instruments and hedging activities

Consistent with maintaining its status as a REIT, in the normal course of business, the Company may use a variety of derivative financial instruments to manage, or hedge, interest rate risk. Derivatives will be used for hedging purposes rather than speculation. The Company will determine their fair value and obtain quotations from a third party to facilitate the process in determining these fair values. If the Company's hedging activities do not achieve the desired results, reported earnings may be adversely affected.

GAAP requires an entity to recognize all derivatives as either assets or liabilities in the balance sheets and to measure those instruments at fair value. To the extent the instrument qualifies for hedge accounting, the fair value adjustments will be recorded as a component of other comprehensive income in stockholders' equity until the hedged item is recognized in earnings. Should the Company choose not to pursue hedge accounting, the fair value adjustments will be recorded in earnings immediately.

In order to mitigate interest rate risk resulting from the Company's floating-rate borrowings under the Wells Facility, the Company entered into interest rate swaps and caps with an aggregate notional equal to the borrowings outstanding under the Wells Facility during 2010. The interest rate swaps are intended to hedge the floating-rate borrowings through the expected maturity of the underlying collateral and the interest rate caps are intended to hedge the floating-rate borrowings related to the potential extension of the underlying collateral.

The Company chose not to pursue hedge accounting for these derivative instruments and will record the change in estimated fair value related to these interest rate agreements in earnings. The Company also elected to record the change in estimated fair value related to the AAA-rated CMBS securing the Wells Facility in earnings. This election allows the Company to align the change in the estimated fair value of the Wells Facility collateral and related interest rate hedges without having to apply complex hedge accounting provisions.

Repurchase agreements

Securities sold under repurchase agreements will be treated as collateralized financing transactions, unless they meet sales treatment. Securities financed through a repurchase agreement will remain on the Company's consolidated balance sheet as an asset and cash received from the purchaser will be recorded on the Company's consolidated balance sheet as a liability. Interest paid in accordance with repurchase agreements will be recorded in interest expense.

Share-based payments

The Company accounts for share-based compensation to its independent directors and to the Manager and to employees of the Manager and its affiliates using the fair value based methodology prescribed by GAAP. Compensation cost related to restricted common stock issued to the Company's independent directors is measured at its estimated fair value at the grant date, and amortized into expense over the vesting period on a straight-line basis. Compensation cost related to restricted common stock issued to the Manager and to employees of the Manager and its affiliates will initially be measured at estimated fair value at the grant date, and remeasured on subsequent dates to the extent the awards are unvested. To amortize compensation expense for the restricted common stock granted to the Manager and to employees of the Manager and its affiliates, the Company uses the graded vesting attribution method.

Income taxes

The Company has elected to be taxed as a REIT under Sections 856-860 of the Internal Revenue Code of 1986, as amended. Under those sections, a REIT which distributes at least 90% of its REIT taxable income, excluding net capital gains and determined without regard to the dividends paid deduction, as a dividend to its shareholders each year and which meets certain other conditions will not be taxed on that portion of its taxable income which is distributed to its shareholders.

The Company has elected to treat certain consolidated subsidiaries, and may in the future elect to treat newly formed subsidiaries, as taxable REIT subsidiaries pursuant to an amendment to the Internal Revenue Code that became effective January 1, 2001. Taxable REIT subsidiaries may participate in non-real estate related activities and/or perform non-customary services for tenants and are subject to Federal and State income tax at regular corporate tax rates.

Underwriting costs

Underwriting costs incurred in connection with the Company's IPO are reflected as a reduction of additional paid-in-capital. See Note 13 – Commitments and Contingencies, for further discussion of the Company's deferred underwriting fee.

Recent accounting pronouncements

In July 2010, the Financial Accounting Standards Board (the "FASB") issued an update to ASC 310, *Receivables*, by requiring more robust and disaggregated disclosures about the credit quality of the Company's loans held for investment and if applicable, its allowance for credit losses. The objective of enhancing these disclosures is to improve financial statement users' understanding of (1) the nature of a Company's credit risk associated with its financing receivables and (2) the Company's assessment of that risk in estimating its allowance for credit losses as well as changes in the allowance and the reasons for those changes. The adoption of this update to ASC 310 was effective for the Company as of December 31, 2010 and did not have a material effect on the Company's financial statements.

In January 2010, the FASB issued guidance on improving disclosures about fair value measurements. The guidance requires additional disclosure on transfers in and out of Levels I and II fair value measurements in the fair value hierarchy and the reasons for such transfers. In addition, for fair value measurements using significant unobservable inputs (Level III), the reconciliation of beginning and ending balances must be presented on a gross basis, with separate disclosure of gross purchases, sales, issuances, settlements and transfers in and transfers out of Level III. The new guidance also requires enhanced disclosures on the fair value hierarchy to disaggregate disclosures by each class of assets and liabilities. In addition, an entity is required to provide further disclosures on valuation techniques and inputs used to measure fair value for fair value measurements that fall in either Level II or Level III. Except for the Level III reconciliation disclosures, this guidance became effective for the Company beginning January 1, 2010. The Level III reconciliation disclosures are effective for fiscal years beginning after December 15, 2010. The adoption of this guidance did not have a material impact on the consolidated financial statements of the Company.

In October 2011, the FASB issued a proposed ASU 2011-20, Financial Services-Investment Companies: Amendments to the Scope, Measurement, and Disclosure Requirements ("ASU 2011-20"), which would amend the criteria in ASC Topic 946 on Investment Companies ("ASC 946") for determining whether an entity qualifies as an investment company. As proposed, ASU 2011-20 would affect the measurement, presentation and disclosure requirements for Investment Companies, as defined, amend the investment company definition in ASC 946, and remove the current exemption for real estate investment trusts from this topic. If the current exemption for real estate investments trusts is upheld, this proposal may result in a material modification to the presentation of the Company's financial statements. The Company is monitoring developments related to this proposal and is evaluating the effects it would have on its financial statements.

In December 2011, the FASB issued guidance requiring additional disclosure information about offsetting and related arrangements. Entities will be required to disclose both gross information and net information about both instruments and transactions eligible for offset in the statement of financial position and instruments and transactions subject to an agreement similar to a master netting arrangement. This scope would include derivatives, sale and repurchase agreements and reverse sale and repurchase agreements. The objective of this disclosure is to facilitate comparison between those entities that prepare their financial statements on a basis of GAAP and those entities that prepare their financial statements on the basis of International Financial Reporting Standards ("IFRS"). The guidance is effective for periods beginning on or after January 1, 2013, and interim periods within those annual periods. While the adoption of this guidance will impact the Company's disclosure, the Company does not believe that the adoption of this guidance will have a significant effect on its consolidated financial statements.

In September 2012, the FASB decided to remove the scope exception for mortgage REITs and require a mortgage REIT that meets the requirements to be an investment company under GAAP to follow investment company guidance. The FASB is currently in the process of redeliberations and will continue to consider feedback received on this Exposure Draft. The Company is currently evaluating the potential impact that the proposal would have on the Company's consolidated financial statements. This exposure draft is not related to, nor does it impact the Company's ability to remain excluded as an Investment Company under the 1940 Act.

In January 2013, the FASB issued ASU 2013-01, Clarifying the Scope of Disclosures about Offsetting Assets and Liabilities (Topic 210), Balance Sheet. The update addresses implementation issues about ASU 2011-11 and applies to derivatives accounted for in accordance with Topic 815, Derivatives and Hedging, including bifurcated embedded derivatives, repurchase agreements and reverse repurchase agreements, and securities borrowing and securities lending transactions that are either offset in accordance with ASC 210-20-45 or ASC 815-10-45 or subject to an enforceable master netting arrangement or similar agreement. The guidance is effective January 1, 2013 and is to be applied retrospectively. This guidance does not amend when the Company currently offsets its derivative positions. As a result, the Company does not expect this guidance to have a material effect on its financial statements.

Note 3 – Fair Value Disclosure

GAAP establishes a hierarchy of valuation techniques based on observable inputs utilized in measuring financial instruments at fair values. Market based or observable inputs are the preferred source of values, followed by valuation models using management assumptions in the absence of market inputs. The three levels of the hierarchy are described below:

Level I — Quoted prices in active markets for identical assets or liabilities.

Level II — Prices are determined using other significant observable inputs. Observable inputs are inputs that other market participants would use in pricing a security. These may include quoted prices for similar securities, interest rates, prepayment speeds, credit risk and others.

Level III — Prices are determined using significant unobservable inputs. In situations where quoted prices or observable inputs are unavailable (for example, when there is little or no market activity for an investment at the end of the period), unobservable inputs may be used.

While the Company anticipates that its valuation methods will be appropriate and consistent with other market participants, the use of different methodologies, or assumptions, to determine the fair value of certain financial instruments could result in a different estimate of fair value at the reporting date. The Company will use inputs that are current as of the measurement date, which may include periods of market dislocation, during which price transparency may be reduced.

The estimated fair value of the AAA-rated CMBS portfolio is determined by reference to market prices provided by certain dealers who make a market in these financial instruments. Broker quotes are only indicative of fair value and may not necessarily represent what the Company would receive in an actual trade for the applicable instrument. Management performs additional analysis on prices received based on broker quotes to validate the prices and adjustments are made as deemed necessary by management to capture current market information. The estimated fair values of Company's securities are based on observable market parameters and are classified as Level II in the fair value hierarchy.

The estimated fair values of the Company's derivative instruments are determined using a discounted cash flow analysis on the expected cash flows of each derivative. The fair values of interest rate swaps are determined using the market standard methodology of netting the discounted future fixed cash receipts (or payments) and the discounted expected variable cash payments (or receipts). The fair values of interest rate caps are determined using the market standard methodology of discounting the future expected cash receipts that would occur if variable interest rates rise above the strike rate of the caps. The variable interest rates used in the calculation of projected cash flows are based on an expectation of future interest rates derived from observable market interest rate curves and volatilities. The Company's derivative instruments are classified as Level II in the fair value hierarchy.

The following table summarizes the levels in the fair value hierarchy into which the Company's financial instruments were categorized as of December 31, 2012:

	Fair Value as of December 31, 2012			
	Level I	Level II	Level III	Total
AAA-rated CMBS (Available-for-Sale)	$—	$ 67,079	$—	$ 67,079
AAA-rated CMBS (Fair Value Option)	—	138,248	—	138,248
CMBS – Hilton (Fair Value Option)	—	73,561	—	73,561
Interest rate swaps	—	(156)	—	(156)
Interest rate caps	—	1	—	1
Total	$—	$278,733	$—	$278,733

The following table summarizes the levels in the fair value hierarchy into which the Company's financial instruments were categorized as of December 31, 2011:

	Fair Value as of December 31, 2011			
	Level I	Level II	Level III	Total
AAA-rated CMBS (Available-for-Sale)	$—	$302,543	$—	$302,543
AAA-rated CMBS (Fair Value Option)	—	251,452	—	251,452
Interest rate swaps	—	(666)	—	(666)
Interest rate caps	—	188	—	188
Total	$—	$553,517	$—	$553,517

Note 4 – Debt Securities

During June 2012, the Company purchased CMBS with a face amount of $74,854 for which the obligors are certain special purpose entities formed in 2010 to hold substantially all of the assets of Hilton Worldwide, Inc. (the "Hilton CMBS"). The Hilton CMBS has a current interest rate of one-month LIBOR+1.75% which increases to LIBOR+2.30% on November 12, 2012, LIBOR+3.30% on November 12, 2013 and LIBOR+3.80% on November 12, 2014. The Hilton CMBS receives principal repayments according to a schedule that is approximately equivalent to a 16-year amortization schedule and has a yield of 5.6%. The Hilton CMBS was purchased for $70,655 and financed with $49,459 of borrowings under the Company's master repurchase agreement with Wells Fargo Bank, N.A. (the "Wells Facility"), which was amended to provide up to $100,000 of additional financing for the Hilton CMBS. See Note 8 – Borrowings for a description of the Wells Facility. The Company has elected the fair value option for the Hilton CMBS.

During March 2012, the Company sold CMBS with an amortized cost of $137,423 resulting in a net realized gain of $262, which was comprised of realized gains of $345 and realized losses of $83. The sale generated proceeds of $14,621 after the repayment of $123,064 of borrowings under the Wells Facility.

At December 31, 2012, the Company had AAA-rated CMBS with an aggregate face value of $273,343, which were also pledged to secure borrowings under the Wells Facility. See Note 8 – Borrowings for further discussion of the Wells Facility.

The amortized cost and estimated fair value of the Company's debt securities at December 31, 2012 are summarized as follows:

Security Description	Face Amount	Amortized Cost	Gross Unrealized Gain	Gross Unrealized Loss	Estimated Fair Value
CMBS – AAA-rated (Available-for-Sale)	$ 65,410	$ 67,109	$ 249	$(279)	$ 67,079
CMBS – AAA-rated (Fair Value Option)	134,694	136,354	2,061	(167)	138,248
CMBS – Hilton (Fair Value Option)	73,239	70,250	3,311	—	73,561
Total	$273,343	$273,713	$5,621	$(446)	$278,888

The amortized cost and estimated fair value of the Company's debt securities at December 31, 2011 are summarized as follows:

Security Description	Face Amount	Amortized Cost	Gross Unrealized Gain	Gross Unrealized Loss	Estimated Fair Value
AAA-rated CMBS (Available-for-Sale)	$298,598	$301,980	$810	$ (247)	$302,543
AAA-rated CMBS (Fair Value Option)	248,209	252,736	—	(1,284)	251,452
Total	$546,807	$554,716	$810	$(1,531)	$553,995

The temporary impairment of the available-for-sale securities results from the fair value of the securities falling below the amortized cost basis. These unrealized losses are primarily the result of market factors other than credit impairment and the Company believes the carrying value of the securities are fully recoverable over their expected holding period. Management does not intend to sell or expect to be forced to sell the securities prior to the Company recovering the amortized cost. Additionally, all unrealized losses on securities available-for-sale at December 31, 2011 have existed for less than twelve months. As such, management does not believe any of the securities are other than temporarily impaired.

The overall statistics for the Company's AAA-rated CMBS investments calculated on a weighted average basis assuming no early prepayments or defaults as of December 31, 2012 and 2011 are as follows:

	December 31, 2012	December 31, 2011
Credit Ratings *	AAA	AAA
Coupon	5.6%	5.6%
Yield	4.1%	4.3%
Weighted Average Life	1.8 years	1.2 years

* Ratings per Fitch, Moody's or S&P

The percentage vintage, property type, and location of the collateral securing the Company's AAA-rated CMBS investments calculated on a weighted average basis as of December 31, 2012 and 2011 are as follows:

Vintage	December 31, 2012	December 31, 2011
2006	1%	7%
2007	99	93
Total	100%	100%

Property Type	December 31, 2012	December 31, 2011
Office	40.5%	36.5%
Retail	23.2	26.6
Multifamily	12.9	13.1
Hotel	10.5	10.8
Other *	12.9	13.0
Total	100%	100%

* No other individual category comprises more than 10% of the total.

Location	December 31, 2012	December 31, 2011
South Atlantic	21.8%	23.0%
Middle Atlantic	21.4	21.9
Pacific	23.8	21.0
Other *	33.0	34.1
Total	100%	100%

* No other individual category comprises more than 10% of the total.

Note 5 – Commercial Mortgage Loans

The Company's commercial mortgage loan portfolio was comprised of the following at December 31, 2012:

Description	Date of Investment	Maturity Date	Original Face Amount	Current Face Amount	Carrying Value	Coupon	Amortization Schedule	Property Size
Hotel - NY, NY	Jan-10	Feb-15	$ 32,000	$ 31,571	$ 31,571	8.25%	30 year	151 rooms
Office Condo (Headquarters) - NY, NY	Feb-10	Feb-15	28,000	27,419	27,419	8.00	30 year	73,419 sq. ft.
Hotel - Silver Spring, MD	Mar-10	Apr-15	26,000	25,273	25,273	9.00	25 year	263 rooms
Mixed Use - South Boston, MA (1)	Apr-12	Dec-13	23,844	17,287	14,105	1.98	Interest only	20 acres
Condo Conversion - NY, NY (2)	Dec-12	Jan-15	45,000	45,000	44,553	9.00	Interest only	119,000 sq. ft.
Total/Weighted Average			$154,844	$146,550	$142,921	7.82%		

(1) This loan is a senior sub-participation interest in a $120,000 first mortgage that bears interest at a rate of LIBOR plus 172 basis points and includes a one-year extension option subject to repayment of $33,000 of the entire first mortgage (of which the Company will receive its pro rata portion) and the payment of a 0.50% fee of the outstanding balance of the entire first mortgage.

(2) Includes a 1.00% origination fee, a LIBOR floor of 0.50%, two one-year extension options subject to certain conditions and the payment of a 0.50% fee for each extension.

During April 2012, a $24,000 two-year fixed rate first mortgage loan on a 155-room boutique hotel in midtown Manhattan was repaid. The loan had an interest rate of 8.00%. The Company repaid $15,444 of borrowings under the Company's $100,000 master repurchase facility entered into with JPMorgan Chase Bank, N.A. (the "JPMorgan Facility") in conjunction with this repayment.

The Company's commercial mortgage loan portfolio was comprised of the following at December 31, 2011:

Description	Date of Investment	Maturity Date	Original Face Amount	Current Face Amount	Coupon	Amortization Schedule	Property Size
Hotel – NY, NY	Jan-10	Feb-15	$ 32,000	$ 31,798	8.25%	30 year	151 rooms
Office Condo (Headquarters) – NY, NY	Feb-10	Feb-15	28,000	27,644	8.00	30 year	73,419 sq. ft.
Hotel – Silver Spring, MD	Mar-10	Apr-15	26,000	25,564	9.00	25 year	263 rooms
Hotel – NY, NY	Aug-10	Aug-12	24,000	24,000	8.00	Interest only	155 rooms
Total			$110,000	$109,006	8.31%		

The Company evaluates its loans for possible impairment on a quarterly basis. The Company regularly evaluates the extent and impact of any credit deterioration associated with the performance and/or value of the underlying collateral property as well as the financial and operating capability of the borrower/sponsor on a loan by loan basis. Specifically, a property's operating results and any cash reserves are analyzed and used to assess (i) whether cash from operations are sufficient to cover the debt service requirements currently and into the future, (ii) the ability of the borrower to refinance the loan, and/or (iii) the property's liquidation value. The Company also evaluates the financial wherewithal of any loan guarantors as well as the borrower's competency in managing and operating the properties. In addition, the Company considers the overall economic environment, real estate sector, and geographic sub-market in which the borrower operates. Such loan loss analyses are completed and reviewed by asset management and finance personnel, who utilize various data sources, including (i) periodic financial data such as debt service coverage ratio, property occupancy, tenant profile, rental rates, operating expenses, the borrower's exit plan, and capitalization and discount rates, (ii) site inspections, and (iii) current credit spreads and discussions with market participants. An allowance for loan loss is established when it is deemed probable that the Company will not be able to collect all amounts due according to the contractual terms of the loan. The Company has determined that an allowance for loan losses was not necessary at December 31, 2012 and 2011.

Note 6 – Subordinate Loans

The Company's subordinate loan portfolio was comprised of the following at December 31, 2012:

Description	Date of Investment	Maturity Date	Original Face Amount	Current Face Amount	Carrying Value	Coupon	Amortization Schedule
Senior Mezz – Retail – Various	Dec-09	Dec-19	$ 30,000	$ 30,000	$ 30,000	12.24%	Interest only (1)
Junior Mezz – Retail – Various	Dec-09	Dec-19	20,000	20,000	20,000	14.00	Interest only (1)
Office – Michigan	May-10	Jun-20	9,000	8,912	8,912	13.00	25 year
Ski Resort – California	Apr-11	May-17	40,000	40,000	39,831	14.00	Interest only (2)
Hotel Portfolio – New York (3)	Aug-11	July-13	25,000	25,000	25,000	11.49	Interest only (4)
Retail Center – Virginia (5)	Oct-11	Oct-14	25,000	26,243	26,243	14.00	Interest only (5)
Hotel– New York (6)	Jan-12	Feb-14	15,000	15,000	15,013	12.00	Interest only (6)
Hotel– New York (7)	Mar-12	Mar-14	15,000	15,000	15,000	11.50	Interest only (7)
Mixed Use – North Carolina	Jul-12	Jul-22	6,525	6,525	6,525	11.10	Interest only
Office Complex – Missouri	Sept-12	Oct-22	10,000	9,979	9,979	11.75	30 year
Hotel Portfolio – Various (8)	Nov-12	Nov-15	50,000	49,950	49,743	11.11	30 year
Condo Conversion – NY, NY (9)	Dec-12	Jan-15	350	350	—	9.00	Interest only
Total/Weighted Average			$245,875	$246,959	$246,246	12.46%	

(1) Prepayments are prohibited prior to the fourth year of the loan and any prepayments thereafter are subject to prepayment penalties ranging from 5% to 1%.

(2) Prepayments are prohibited prior to the third year of the loan and any prepayments thereafter are subject to prepayment penalties ranging from 5% to 1%.
(3) Includes a LIBOR floor of 1% and three one-year extension options subject to certain conditions and the payment of a 0.25% fee for the fourth and fifth year extensions.
(4) Prepayments are prohibited prior to February 2013 and any prepayments thereafter are subject to spread maintenance premiums.
(5) Interest rate of 14.0% includes a 10.0% current payment with a 4.0% accrual. There are two one-year extension options subject to certain conditions.
(6) Includes a 1.00% origination fee, a one-year extension option subject to certain conditions and a 0.50% extension fee as well as a 1.50% exit fee.
(7) Includes a LIBOR floor of 0.50%, two one-year extension options subject to certain conditions and the payment of a 0.50% fee for the second extension.
(8) Includes a 0.50% origination fee, a one-year extension option subject to certain conditions and a 0.25% extension fee.
(9) Includes a 1.00% origination fee on the entire balance of the loan (funded and unfunded), a LIBOR floor of 0.50%, two one-year extension options subject to certain conditions and the payment of a 0.50% fee for each extension. As of December 31, 2012, the Company had $34,650 of unfunded loan commitments related to this loan.

During June 2012, the Company modified the $40,000 subordinate loan secured by a ski resort in California. The modification was completed in connection with a modification of both the senior and junior loans in order to provide financial covenant relief to the borrower and included the addition of a 0.5% amendment fee and a 1.0% exit fee upon repayment of the loan. In addition, the interest rate on the mezzanine loan was increased by 0.75% to 14% until the earlier of (i) the loan being back in compliance with its original covenants; or (ii) April 2014. As of December 31, 2012, the mezzanine loan was current on its interest payments to the Company. All of the additional remuneration will be recognized over the remaining life of the loan.

The Company's subordinate loan portfolio was comprised of the following at December 31, 2011:

Description	Date of Investment	Maturity Date	Original Face Amount	Current Face Amount	Coupon	Amortization Schedule
Senior Mezz – Retail – Various	Dec - 09	Dec - 19	$ 30,000	$ 30,000	12.24%	Interest only (1)
Junior Mezz – Retail – Various	Dec - 09	Dec - 19	20,000	20,000	14.00	Interest only (1)
Office – Michigan	May -10	Jun - 20	9,000	8,950	13.00	25 year
Ski Resort – California	Apr - 11	May -17	40,000	40,000	13.25	Interest only (1)
Hotel Portfolio – New York (2)	Aug - 11	July - 13	25,000	25,000	11.49	Interest only (3)
Retail Center – Virginia (4)	Oct - 11	Oct - 14	25,000	25,136	14.00	Interest only (4)
Total/Weighted Average			$149,000	$149,086	13.00%	

(1) Prepayments are prohibited prior to the third year of the loan and any prepayments thereafter are subject to prepayment penalties ranging from 5% to 0%.
(2) Includes a LIBOR floor of 1% and three one-year extension options subject to certain conditions.
(3) Prepayments are prohibited prior to February 2013 and any prepayments thereafter are subject to spread maintenance premiums.
(4) Interest rate of 14.0% includes a 10.0% current payment with a 4.0% accrual. There are two one-year extension options subject to certain conditions.

The Company's subordinate loan portfolio was comprised of the following at December 31, 2011:

Description	Date of Investment	Maturity Date	Original Face Amount	Current Face Amount	Coupon	Amortization Schedule
Senior Mezz – Retail – Various	Dec - 09	Dec - 19	$30,000	$30,000	12.24%	Interest only (1)
Junior Mezz – Retail – Various	Dec - 09	Dec - 19	20,000	20,000	14.00	Interest only (1)
Office – Troy, MI	May - 10	Jun - 20	9,000	8,985	13.00	25 year
Total/Weighted Average			$59,000	$58,985	12.95%	

(1) Prepayments are prohibited prior to the third year of the loan and any prepayments thereafter are subject to prepayment penalties ranging from 5% to 0%.

The Company evaluates its loans for possible impairment on a quarterly basis. See Note 5 – Commercial Mortgage Loans for a summary of the metrics reviewed. The Company has determined that an allowance for loan loss was not necessary at December 31, 2012 and December 31, 2011.

Note 7 – Repurchase Agreement

During 2011, the Company funded a $47,439 investment structured in the form of a repurchase facility secured by a Class A-2 CDO bond. The $47,439 of borrowings provided under the facility financed the purchase of a CDO bond with an aggregate face amount of $68,726, representing an advance rate of 69% on the CDO bond's face amount. The Class A-2 CDO bond, originally rated AAA/Aaa, is currently rated A-/Baa1. The CDO is comprised of 58 senior and subordinate commercial real estate debt positions and commercial real estate securities with the majority of the debt and securities underlying the CDO being first mortgages.

The repurchase facility bears interest at 13.0% (10.0% current pay with a 3.0% accrual) on amounts outstanding and has an initial term of 18 months with three six-month extensions options available to the borrower. Any principal repayments that occur prior to the 21st month are subject to a make-whole provision at the full 13.0% interest rate.

During 2012, the Company received $40,841 of principal repayments related to this repurchase agreement as well as $1,953 of make-whole interest payments.

Note 8 – Borrowings

At December 31, 2012 and 2011, the Company's borrowings had the following weighted average maturities and interest rates:

	December 31, 2012			December 31, 2011			
	Debt Balance	Weighted Average Remaining Maturity	Weighted Average Rate	Debt Balance	Weighted Average Remaining Maturity	Weighted Average Rate	
Wells Facility borrowings	$225,155	1.1 years*	1.8%	$221,980	1.6 years*	1.5%	**
JPMorgan Facility borrowings	3	5 days	2.7%	68,720	0.9 years	3.3%	L+250 ***
TALF borrowings	—	—	—%	251,327	1.3 years	2.8%	Fixed
Total borrowings	$225,158	1.1 years	1.8%	$542,027	1.3 years	2.3%	

* Assumes extension options on the Wells Facility with respect to the Hilton CMBS are exercised. See below for a description of the Wells Facility.

** Borrowings outstanding under the Wells Facility bear interest at a LIBOR plus 125 basis points, 150 basis points or 235 basis points depending on the collateral pledged.

*** During April 2012, the Company amended the JPMorgan Facility to reduce the interest rate spread by 50 basis points to LIBOR + 250 basis points.

At December 31, 2012, the Company's borrowings had the following remaining maturities:

	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years	Total
Wells Facility borrowings*	$179,068	$46,087	$—	$—	$225,155
JPMorgan Facility borrowings	3	—	—	—	3
Total	$179,071	$46,087	$—	$—	$225,158

* Assumes extension options on Wells Facility with respect to the Hilton CMBS are exercised. See below for a description of the Wells Facility.

The Company's collateralized financings consisted borrowings under the Wells Facility and the Company's $100,000 master repurchase facility entered into with JPMorgan Chase Bank, N.A. (the "JPMorgan Facility") as well as TALF borrowings in 2011. The table below summarizes the outstanding balances, as well as the maximum and average balances as of December 31, 2012 and 2011.

	2012			2011		
	Balance at December 31, 2012	Maximum Month-End Balance	Average Month-End Balance	Balance at December 31, 2011	Maximum Month-End Balance	Average Month-End Balance
Wells Facility borrowings	$225,155	$469,147	$283,100	$221,980	$242,728	$233,829
JPMorgan Facility borrowings	3	68,720	37,461	68,720	69,014	52,261
TALF borrowings	—	251,327	19,333	$251,327	$297,334	$271,035
Total	$225,158			$542,027		

TALF Borrowings. During 2010 and 2009, the Company secured $178,469 and $128,106, respectively, of financing through the TALF. The proceeds of the TALF loans were used to finance, in separately negotiated transactions, AAA-rated CMBS, with an aggregate face value of $210,908 and $151,045, respectively. All of the Company's TALF loans were refinanced during 2012 with borrowings under the Wells Facility.

Repurchase Agreements. In January 2010, the Company entered into the JPMorgan Facility. The Company may borrow up to $100,000 under the JPMorgan Facility in order to finance the origination and acquisition of commercial first mortgage loans and AAA-rated CMBS. Amounts borrowed under the JPMorgan Facility bear interest at a spread of 3.00% over one-month LIBOR with no floor. The JPMorgan Facility has a term of one-year, with two one-year extensions available at the Company's option and upon the payment of the $500 extension fee for each one-year extension. The Company utilized the both extension options and the extended maturity date was January 4, 2013. The JPMorgan Facility contains, among others, the following restrictive covenants: (1) negative covenants relating to restrictions on the Company's operations which would cease to allow the Company to qualify as a REIT and (2) financial covenants to be met by the Company when the repurchase facility is being utilized, including a minimum consolidated tangible net worth covenant ($125,000), maximum total debt to consolidated tangible net worth covenant (3:1), a minimum liquidity covenant (the greater of 10% of total consolidated recourse indebtedness and $12,500) and a minimum net income covenant ($1 during any four consecutive fiscal quarters). Additionally, beginning on the 91st day following the closing date and depending on the utilization rate of the facility, a portion of the undrawn amount may be subject to non-use fees. Subsequent to September 30, 2010, the non-use fee has been waived by the lender.

During April 2012, the Company amended the JPMorgan Facility to reduce the interest rate spread by 50 basis points to LIBOR + 2.50%. The Company has borrowed under this facility from time to time as needed to fund the acquisition of additional assets. Upon the closing of the Company's 8.625% Series A Cumulative Redeemable Perpetual Preferred Stock (the "Series A Preferred Stock") offering August 2012, the Company repaid $53,014 of the Company's outstanding borrowings under the JPMorgan Facility. At December 31, 2012, the Company had $3 of borrowings outstanding under the JPMorgan Facility.

During August 2010, the Company through an indirect wholly-owned subsidiary entered into the Wells Facility pursuant to which the Company may borrow up to $250,000 in order to finance the acquisition of AAA-rated CMBS. The Wells Facility has a term of one year, with two one-year extensions available at the Company's option, subject to certain restrictions, and upon the payment of an extension fee equal to 25 basis points on the then outstanding balance of the facility for each one-year extension. Advances under the Wells Facility accrue interest at a per annum pricing rate equal to the sum of (i) 30 day LIBOR and (ii) a pricing margin of 1.25%. The purchase price of the CMBS is determined on a per asset basis by applying an advance rate schedule agreed upon by the Company and Wells Fargo. The Wells Facility contains, among others, the following restrictive covenants: (1) negative covenants intended to restrict the Company from failing to qualify as a REIT and (2) financial covenants to be met by the Company, including a minimum net asset value covenant (which shall not be less than an amount equal to (i) $100,000, (ii) 75% of the greatest net asset value during the prior calendar quarter, and (iii) 65% of the greatest net asset value during the prior calendar year), a maximum total debt to consolidated tangible net worth covenant (8:1), a minimum liquidity covenant ($2,500), and a minimum EBITDA to interest expense covenant (1.5:1). The Company has agreed to provide a limited guarantee of up to 15%, or a maximum of $37,500, of the obligations of its indirect wholly-owned subsidiary under the Wells Facility.

During December 2011, the Company, through an indirect wholly-owned subsidiary entered into an Amendment Letter related to the Wells Facility to increase its maximum permitted borrowing under the facility from $250,000 to $506,000 in order to pay down its TALF borrowings and to finance the CMBS that had been financed under the TALF program. The Amendment Letter additionally adjusts the pricing margin for all assets financed under the Wells Facility occurring after December 22, 2011 from 1.25% to 1.50%, and adds a minimum liquidity covenant, requiring the Company to maintain at all times an amount in Repo Liquidity (as generally defined under the Wells Facility to include all amounts held in the collection account established under the Wells Facility for the benefit of Wells Fargo Bank, N.A., cash, cash equivalents, super-senior CMBS rated AAA by at least two rating agencies, and total amounts immediately and unconditionally available on an unrestricted basis under all outstanding capital commitments, subscription facilities and secured revolving credit or repurchase facilities) no less than the greater of 10% of total consolidated recourse indebtedness of the Company and $12,500. Advances under the Wells Facility accrue interest at a per annum pricing rate equal to the sum of (i) 30 day LIBOR and (ii) the applicable pricing margin. The Wells Facility matured in August 2012, with a one-year extension available at the Company's option on all assets financed on or prior to December 22, 2011, subject to certain restrictions, and upon the payment of an extension fee equal to 0.25% on the then aggregate outstanding repurchase price for all such assets.

The Company utilized the additional capacity under the Wells Facility to refinance all of the Company's outstanding TALF debt during January 2012 at a rate of LIBOR plus 150 basis points. Prior to the refinancing, the Company had TALF borrowings totaling $250,293 with a weighted average cost of funds of 2.8%. The increased borrowings under the Wells Facility related to this collateral totaled $264,401 and the Company entered into interest rate swap agreements with an initial aggregate notional value of $56,273 to economically hedge a portion of this floating-rate debt. During the year ended December 31, 2012, the Company repaid $187,620 of debt under the Wells Facility upon receiving paydowns from the Company's CMBS and $123,064 upon the sale of a portion of the Company's CMBS portfolio.

The Wells Facility was further amended during the second quarter of 2012 to provide an additional $100,000 of financing capacity for the purchase of Hilton CMBS at a rate of LIBOR plus 235 basis points with respect to borrowings secured by the Hilton CMBS. The additional $100,000 of capacity to finance the Hilton

CMBS matures in November 2014 and may be extended for an additional year upon the payment of an extension fee equal to 0.50% on the then aggregate outstanding repurchase price for all such assets. At December 31, 2012, the Company had $225,155 of borrowings outstanding under the Wells Facility.

Note 9 – Derivative instruments

The Company uses interest rate swaps and caps to manage exposure to variable cash flows on portions of its borrowings under repurchase agreements. The Company's repurchase agreements bear interest at a LIBOR-based variable rate and increases in LIBOR could negatively impact earnings. Interest rate swap and cap agreements allow the Company to receive a variable rate cash flow based on LIBOR and pay a fixed rate cash flow, mitigating the impact of this exposure.

The Company entered into interest rate swaps and forward-starting caps in an effort to economically hedge a portion of its floating-rate interest payments due under the Wells Facility as well as potential extensions of the collateral securing the Wells Facility borrowings. The Company's derivative instruments consist of the following at December 31, 2012 and 2011:

		December 31, 2012		December 31, 2011	
	Balance Sheet Location	Notional Value	Estimated Fair Value	Notional Value	Estimated Fair Value
Interest rate swaps	Derivative instruments	$ 80,881	$(156)	$241,850	$(666)
Interest rate caps	Derivative instruments	203,248*	1	26,189*	188
Total derivative instruments			$(155)		$(478)

* Represents the notional December 31, 2012 and 2011 but does not include forward-starting notionals.

The Company has an agreement with its derivative counterparty that contains a provision where if the Company either defaults or is capable of being declared in default on any of its indebtedness, then the Company could also be declared in default on its derivative obligations.

The following table summarizes the amounts recognized on the consolidated statements of operations related to the Company's derivatives at December 31, 2012 and 2011.

		Amount of loss recognized in income	
	Location of Loss Recognized in Income	2012	2011
Interest rate swaps	Loss on derivative instruments – realized *	$(895)	$(1,831)
Interest rate swaps	Loss on derivative instruments – unrealized	510	$ 763
Interest rate caps	Loss on derivative instruments – unrealized	(187)	(1,628)
Total		$(572)	$(2,696)

* Realized losses represent net amounts accrued for the Company's derivative instruments during the period.

Note 10 – Related Party Transactions

Management Agreement

In connection with the Company's initial public offering ("IPO") in September 2009, the Company entered into a management agreement (the "Management Agreement") with ACREFI Management, LLC (the "Manager"), which describes the services to be provided by the Manager and its compensation for those services. The Manager is responsible for managing the Company's day-to-day operations, subject to the direction and oversight of the Company's board of directors.

Pursuant to the terms of the Management Agreement, the Manager is paid a base management fee equal to 1.5% per annum of the Company's stockholders' equity (as defined in the Management Agreement), calculated and payable (in cash) quarterly in arrears.

The current term of the Management Agreement expires on September 29, 2013, and is automatically renewed for successive one-year terms on each anniversary thereafter. The Management Agreement may be terminated upon expiration of the one-year terms only upon the affirmative vote of at least two-thirds of the Company's independent directors, based upon (1) unsatisfactory performance by the Manager that is materially detrimental to the Company or (2) a determination that the management fee payable to the Manager is not fair, subject to the Manager's right to prevent such a termination based on unfair fees by accepting a mutually acceptable reduction of management fees agreed to by at least two-thirds of the Company's independent directors. The Manager must be provided with written notice of any such termination at least 180 days prior to the expiration of the then existing term and will be paid a termination fee equal to three times the sum of the average annual base management fee during the 24-month period immediately preceding the date of termination, calculated as of the end of the most recently completed fiscal quarter prior to the date of termination. Following a meeting by the Company's independent directors on March 29, 2012 with respect to the Management Agreement, which included a discussion of the Manager's performance and the level of the management fees thereunder, the Company did not provide notice of termination of the Management Agreement to the Manager.

For 2012, 2011 and 2010, respectively, the Company incurred approximately $6,139, $4,728 and $3,339 in base management fees. In addition to the base management fee, the Company is also responsible for reimbursing the Manager for certain expenses paid by the Manager on behalf of the Company or for certain services provided by the Manager to the Company. For 2012, 2011 and 2010, respectively, the Company recorded expenses totaling $987, $802 and $1,920 related to reimbursements for certain expenses paid by the Manager on behalf of the Company. Expenses incurred by the Manager and reimbursed by the Company are reflected in the respective consolidated statement of operations expense category or the consolidated balance sheet based on the nature of the item.

Included in payable to related party on the consolidated balance sheet at December 31, 2012 and December 31, 2011, respectively, is approximately $2,037 and $1,298 for base management fees incurred but not yet paid.

Note 11 – Share-Based Payments

On September 23, 2009, the Company's board of directors approved the Apollo Commercial Real Estate Finance, Inc., 2009 Equity Incentive Plan (the "LTIP"). The LTIP provides for grants of restricted common stock, restricted stock units ("RSUs") and other equity-based awards up to an aggregate of 7.5% of the issued and outstanding shares of the Company's common stock (on a fully diluted basis). The LTIP is administered by the compensation committee of the Company's board of directors (the "Compensation Committee") and all grants under the LTIP must be approved by the Compensation Committee.

The Company recognized stock-based compensation expense of $3,624, $1,788 and $1,452 during 2012, 2011 and 2010, respectively, related to restricted stock and RSU vesting.

The following table summarizes the grants, exchanges and forfeitures of restricted stock and RSUs during 2012, 2011 and 2010:

Type	Date	Restricted Stock Granted/ (Retired)	RSUs Granted/ (Forfeited)	Estimated Fair Value on Grant Date	Initial Vesting	Final Vesting
Exchange	March 2010	(102,084)	102,084	1,796	July 1, 2010	September 29, 2012
Grant	April 2010	8,364	—	150	July 1, 2010	April 1, 2013
Grant	July 2010	—	5,000	80	October 1, 2010	July 1, 2013
Exchange	July 2010	(16,875)	16,875	269	October 1, 2010	September 29, 2012
Forfeiture*	August 2010	—	(5,000)	n/a	n/a	n/a
Forfeiture**	November 2010	(5,077)	—	n/a	n/a	n/a
Grant	December 2010	5,000	—	83	December 1, 2010	July 1, 2013
Grant	April 2011	9,204		150	July 1, 2011	April 1, 2014
Grant	April 2011	—	5,000	82	July 1, 2011	April 1, 2014
Grant	August 2011	—	308,750	4,586	January 1, 2012	January 1, 2014
Forfeiture *	December 2011	—	(30,000)	n/a	n/a	n/a
Forfeiture*	February 2012	—	(1,875)	n/a	n/a	n/a
Grant	March 2012	—	20,000	$ 310	March 2013	March 2015
Grant	April 2012	9,584	—	$ 150	July 2012	April 2015
Grant	August 2012	1,496	—	$ 25	July 2013	July 2015
Total		(90,388)	420,834			

* Represents RSUs forfeited by a former employee of the Manager in connection with such employee's resignation from the Manager.

** Represents restricted stock forfeited by a former director of the Company in connection with such director's resignation from the Company's board of directors.

Below is a summary of restricted stock and RSU vesting dates as of December 31, 2012.

Vesting Date	Shares Vesting	RSU Vesting	Total Awards
January 2013	2,507	93,749	96,256
March 2013	—	6,666	6,666
April 2013	2,505	834	3,339
July 2013	3,273	834	4,107
October 2013	1,189	416	1,605
January 2014	1,564	93,335	94,899
March 2014	—	6,667	6,667
April 2014	1,568	417	1,985
July 2014	2,100	—	2,100
January 2015	796	—	796
March 2015	—	6,667	6,667
April 2015	800	—	800
July 2015	500	—	500
	16,802	209,585	226,387

RSU Deliveries

During 2012, the Company delivered 67,354 shares of common stock for 112,084 vested RSUs. The Company allows RSU participants to settle their tax liabilities with a reduction of their share delivery from the originally granted and vested RSUs. The amount, when agreed to by the participant, results in a cash payment to the Manager related to this tax liability and a corresponding adjustment to additional paid in capital on the consolidated statement of changes in stockholders equity. The adjustment was $779 in 2012 and is included a reduction of capital increase related to equity incentive plan in the consolidated statement of changes in shareholders' equity.

Note 12 – Stockholders' Equity

The Company's authorized capital stock consists of 450,000,000 shares of common stock, $0.01 par value per share and 50,000,000 shares of preferred stock, $0.01 par value per share. As of December 31, 2012, 28,044,106 shares of common stock were issued and outstanding and there were 3,450,000 shares of preferred stock issued and outstanding.

Preferred Offering. During August 2012, the Company completed an underwritten public offering of 3,450,000 shares of its 8.625% Series A Cumulative Redeemable Perpetual Preferred Stock with a liquidation preference of $25.00 per share including 450,000 shares issued pursuant to the underwriters option to purchase additional shares. Net proceeds from the offering, after the underwriting discount and estimated offering expenses payable by the Company, were $83,199.

Common Offering. During October 2012, the Company completed a follow-on public offering of 7,000,000 shares of its common stock at a price of $16.81 per share. During November 2012, the underwriters partially exercised their option to purchase additional shares of common stock and purchased 404,640 shares of common stock at $16.81 per share. The aggregate net proceeds from the entire offering, including proceeds from the sale of the additional shares, were $124,066, after deducting estimated offering expenses payable by the Company.

Common Offering. During July 2011, the Company sold an aggregate of 3,000,000 shares of common stock at a price of $16.66 per share in a private offering. The shares were first sold to J.P. Morgan Securities LLC, as initial purchaser which purchased the shares for resale to Investors Insurance Corporation and Liberty Life Insurance Company, two affiliated U.S. insurance companies, and received a selling commission of $0.33 per share, resulting in net proceeds to the Company before offering expenses of $16.33 per share. The offering price was equal to the Company's June 30, 2011 basic book value per share and represents a premium of approximately 4.65% over the closing price of $15.92 as of July 25, 2011. The offering closed on July 29, 2011 and generated net proceeds before offering expenses of approximately $48,980. The investors were known to the Company's management team by virtue of being subsidiaries of a portfolio company of an Apollo fund and separate accounts.

In connection with this offering, our board of directors has created an excepted holder limit of 15% in the aggregate for Investors Insurance Corporation and Liberty Life Insurance Company and certain of their respective specified affiliates.

Share Repurchase. During August 2011, the Company announced that its board of directors had authorized the repurchase of up to $35,000 of its outstanding common stock over a period of one year. The Company has not effected any repurchases of its shares of common stock pursuant to this program.

Dividends. During 2012 and 2011, the Company has declared the following dividends on its common stock:

Declaration Date	Record Date	Payment Date	Amount
March 10, 2011	March 31, 2011	April 12, 2011	$0.40
May 10, 2011	June 30, 2011	July 12, 2011	$0.40
August 4, 2011	September 30, 2011	October 12, 2011	$0.40
November 3, 2011	December 31, 2011	January 12, 2012	$0.40
February 28, 2012	March 31, 2012	April 12, 2012	$0.40
May 3, 2012	June 29, 2012	July 12, 2012	$0.40
August 6, 2012	September 28, 2012	October 12, 2012	$0.40
November 1, 2012	December 31, 2012	January 14, 2013	$0.40

During 2012 and 2011, the Company declared the following dividends on its Series A Preferred Stock:

Declaration Date	Record Date	Payment Date	Amount
September 13, 2012	September 28, 2012	October 15, 2012	$0.4432*
December 13, 2012	December 31, 2012	January 15, 2013	$0.5391

* Partial payment for the period from the date of issuance (August 1, 2012) through October 15, 2012.

Note 13 – Commitments and Contingencies

Loan Commitments. As described in Note 6, the Company had $34,650 of unfunded loan commitments related to the condominium conversion loan as of December 31, 2012.

Deferred Underwriting Fee. At the closing of the IPO, the Company's underwriters did not receive any payment directly from the Company for the underwriting fee equal to 5% of the gross proceeds raised in the IPO, or $10,000 in total. The Manager paid the underwriters $8,000 on the Company's behalf at closing (4% of the gross proceeds raised in the IPO) and the underwriters agreed to defer the receipt of $2,000 (1% of the gross proceeds raised in the IPO). The Company agreed to pay $8,000 to the Manager and pay $2,000 to the underwriters if during any period of four consecutive calendar quarters during the 16 full calendar quarters after the consummation of the IPO (as described below) the Company's Core Earnings (as defined below) for any such four-quarter period exceeds an 8% performance Hurdle Rate (as described below).

Core Earnings is a non-GAAP measure and is defined as GAAP net income (loss) as adjusted, excluding: (i) non-cash equity compensation expense; (ii) depreciation and amortization (to the extent the Company forecloses on any properties underlying the Company's target assets); (iii) any unrealized gains, losses or other non-cash items, regardless of whether such items are included in other comprehensive income or loss, or in net income; and (iv) one-time events pursuant to changes in GAAP and certain other non-cash charges after discussions between the Manager and the Company's independent directors and after approval by a majority of the Company's independent directors.

Pursuant to the agreement with the Manager and the underwriters, the aforementioned Hurdle Rate test is considered met if during a period of four consecutive quarters the Company's Core Earnings exceeds the product of (x) the public offering price per share of the Company's common stock ($20 per share) multiplied by the number of shares of common stock sold in the IPO and the concurrent private placement (a total of 10,500,000 shares) and (y) 8%.

Until June 30, 2011, the deferred underwriting fee was classified as a contingent liability where payment was probable and the amount estimable, and as such the $10,000 of deferred underwriting fee was recorded as a contingent liability with a corresponding reduction in additional paid in capital.

As of June 30, 2011, the Company's Core Earnings exceeded the required Hurdle Rate and the Company paid the $10,000 deferred underwriting fee during the third quarter of 2011.

Note 14 – Fair Value of Financial Instruments

The following table presents the carrying value and estimated fair value of the Company's financial instruments not carried at fair value on the consolidated balance sheet at December 31, 2012 and December 31, 2011:

	December 31, 2012		December 31, 2011	
	Carrying Value	Estimated Fair Value	Carrying Value	Estimated Fair Value
Cash and cash equivalents	$ 108,619	$ 108,619	$ 21,568	$ 21,568
Commercial first mortgage loans	142,921	150,144	109,006	116,516
Subordinate loans	246,246	250,520	149,086	154,778
Repurchase agreements	6,598	6,598	47,439	47,415
TALF borrowings	—	—	(251,327)	(256,171)
Borrowings under repurchase agreements	(225,158)	(225,158)	(290,700)	(290,700)

To determine estimated fair values of the financial instruments listed above, market rates of interest, which include credit assumptions, are used to discount contractual cash flows. The estimated fair values are not necessarily indicative of the amount the Company could realize on disposition of the financial instruments. The use of different market assumptions or estimation methodologies could have a material effect on the estimated fair value amounts. The Company's commercial first mortgage loans, subordinate loans and repurchase agreements are carried at amortized cost on the condensed consolidated financial statements and are classified as Level III in the fair value hierarchy.

Note 15 – Net Income (Loss) per Share

GAAP requires use of the two-class method of computing earnings per share for all periods presented for each class of common stock and participating security as if all earnings for the period had been distributed. Under the two-class method, during periods of net income, the net income is first reduced for dividends declared on all classes of securities to arrive at undistributed earnings. During periods of net losses, the net loss is reduced for dividends declared on participating securities only if the security has the right to participate in the earnings of the entity and an objectively determinable contractual obligation to share in net losses of the entity.

The remaining earnings are allocated to common stockholders and participating securities to the extent that each security shares in earnings as if all of the earnings for the period had been distributed. Each total is then divided by the applicable number of shares to arrive at basic earnings per share. For the diluted earnings, the denominator includes all outstanding common shares and all potential common shares assumed issued if they are dilutive. The numerator is adjusted for any changes in income or loss that would result from the assumed conversion of these potential common shares.

The table below presents basic and diluted net income per share of common stock using the two-class method for the years ended December 31, 2012, 2011 and 2010:

	For the year ended December 31,		
	2012	2011	2010
Numerator:			
Net income	$ 40,181	$ 25,882	$ 10,999
Preferred dividends	(3,079)	—	—
Net income available to common stockholders	37,102	25,882	10,999
Dividends declared on common stock	(35,899)	(30,494)	(21,507)
Dividends on participating securities	(629)	(431)	(169)
Net income (loss) attributable to common stockholders	$ 574	$ (5,043)	$ (10,677)
Denominator:			
Weighted average shares of common stock outstanding	22,648,819	18,840,954	12,679,277
Basic and diluted net income (loss) per weighted average share of common stock			
Distributable Earnings	$ 1.61	$ 1.62	$ 1.71
Undistributed income (loss)	0.03	$ (0.27)	$ (0.84)
Basic and diluted net income (loss) per share of common stock	$ 1.64	$ 1.35	$ 0.87

For 2011 and 2010, respectively, unvested RSUs of 248,623 and 88,902 were excluded from the calculation of diluted net loss per share because the effect was anti-dilutive.

Note 16 – Summarized Quarterly Results (Unaudited)

	March 31,		June 30,		September 30,		December 31,	
	2012	2011	2012	2011	2012	2011	2012	2011
Net interest income:								
Interest income from securities	$ 5,323	$ 6,656	$ 3,230	$ 6,448	$ 3,674	$ 6,316	$ 3,120	$ 5,904
Interest income from commercial mortgage loans	2,234	2,313	2,791	2,297	2,825	2,276	2,930	2,267
Interest income from subordinate loans	5,313	1,909	5,859	3,167	6,144	3,784	7,350	4,817
Interest income from repurchase agreements	1,559	60	2,000	1,552	2,361	1,576	366	1,576
Interest expense	(3,242)	(3,339)	(1,929)	(3,781)	(1,768)	(3,716)	(1,463)	(3,618)
Net interest income	11,187	7,599	11,951	9,683	13,236	10,236	12,303	10,946
Operating expenses:								
General and administrative expenses	(2,036)	(1,380)	(2,762)	(1,412)	(2,430)	(1,297)	(1,315)	(1,563)
Management fees to related party	(1,289)	(1,088)	(1,292)	(1,101)	(1,518)	(1,241)	(2,040)	(1,297)
Total operating expenses	(3,325)	(2,468)	(4,054)	(2,513)	(3,948)	(2,538)	(3,355)	(2,860)
Interest income from cash balances	1	5	—	3	—	2	6	1
Realized loss on sale of security	262	—	—	—	—	—	—	—
Unrealized gain (loss) on securities	1,385	26	2,078	1,366	3,010	(1,511)	16	600
Gain (loss) on derivative instruments	(417)	18	(65)	(2,019)	(87)	(677)	(2)	(18)
Net income (loss)	9,093	5,180	9,910	6,520	12,211	5,512	8,968	8,669
Preferred dividends	—	—	—	—	(1,219)	—	(1,860)	—
Net income available to common stockholders	$ 9,093	$ 5,180	$ 9,910	$ 6,520	10,992	$ 5,512	$ 7,108	$ 8,669
Basic and diluted net income per share of common stock	$ 0.43	$ 0.29	$ 0.47	$ 0.37	$ 0.52	$ 0.28	$ 0.26	$ 0.41
Basic and diluted weighted average common shares outstanding	20,966,426	17,670,787	20,991,450	17,684,991	20,992,312	19,966,594	27,297,600	20,989,828
Dividend declared per share of common stock	$ 0.40	$ 0.40	$ 0.40	$ 0.40	$ 0.40	$ 0.40	$ 0.40	$ 0.40

Note 17 – Subsequent Events

Investment activity. In January 2013, the Company provided a $60,000 mezzanine loan commitment secured by a pledge of preferred equity interests in the owner of a to-be-developed 352,624 net saleable square foot, 57-story, 146-unit condominium tower located in the TriBeCa neighborhood of New York City. The Company provided $46,000 of financing at closing and expects to provide an additional $14,000 within six months following the initial closing. The interest rate on the mezzanine loan is 13.25%. The Company received a 1.0% origination fee and the borrower is obligated to pay a 1.0% exit fee on the fully funded balance of the loan. When fully funded, the Company expects that its loan basis will represent an underwritten loan-to-net sellout of approximately 54%. The mezzanine loan has a term of 54 months with one extension option of 12-months.

In February 2013, the Company provided an $18,000 mezzanine loan secured by a pledge of the equity interests in the owner of two buildings in midtown Manhattan. The buildings contain a total of 181,637 rentable square feet that is being converted into 215 multifamily rental units. The mezzanine loan is part of a $90,000, three-year (two-year initial term with one one-year extension option) interest-only, floating rate financing comprised of the mezzanine loan and a $72,000 first mortgage loan. Initially, the interest rate on the mezzanine loan is LIBOR+10.0% and will increase to LIBOR+11.0% as certain mortgage funding hurdles are met. The Company received a 1.00% transaction fee at closing. When the first mortgage loan is fully funded, the Company expects that the mezzanine loan will have an LTV of approximately 60%.

In February 2013, the Company provided a $25,000 mezzanine loan secured by a pledge of the equity interests in the owner of a portfolio of four hotels totaling 1,231 keys located in Rochester, Minnesota. The hotels are within walking distance of the Mayo Clinic, an internationally renowned health care facility that treats over 1 million patients annually from around the world. The mezzanine loan is part of a $145,000 five-year, fixed rate loan, comprised of a $120,000 first mortgage loan and the mezzanine loan, which was provided in connection with the acquisition of the portfolio. The interest rate on the mezzanine loan is 11.0%. The mezzanine loan has an appraised loan-to-value of approximately 69%.

Dividends. On February 27, 2013, the Company's board of directors declared a dividend of $0.40 per share of common stock which is payable on April 29, 2013 to common stockholders of record on March 28, 2013.

Repurchase Facilities. In February 2013, the Company, through two of the Company's subsidiaries, entered into a Second Amended and Restated Master Repurchase Agreement (the "Amended Master Repurchase Agreement") with JPMorgan. The Amended Master Repurchase Agreement extended the maturity date of the JPMorgan Facility to January 31, 2014, with an option to further extend the maturity date for 364 days, subject to the Company's satisfaction of certain customary conditions. Pricing on the JPMorgan Facility will remain at LIBOR+2.5%. The Company has paid JPMorgan an upfront structuring fee of 0.50% of the facility amount for the first year of the term and, if the 364-day extension option is exercised, it will be required to pay an extension fee of 0.25% of the facility amount. The Company has agreed to provide a guarantee of the obligations of its borrower subsidiaries under the Amended Master Repurchase Agreement.

In February 2013, the Company amended the Wells Facility to reduce the interest rate as follows: (i.) with respect to the outstanding borrowings used to provide financing for the AAA CMBS, the interest rate was reduced to LIBOR+1.05% from LIBOR+1.25%—1.50% (depending on the collateral pledged); and (ii.) with respect to the outstanding borrowings used to provide financing for the Hilton CMBS, the interest rate was reduced to LIBOR+1.75% from LIBOR+2.35%. In addition, the maturity date of the Wells Facility with respect to the outstanding borrowings used to provide financing for the AAA CMBS was extended to March 2014.

Repayments. In January 2013, the repurchase agreement secured by CDO bonds was repaid in full. Upon the repayment, the Company realized a 17% IRR on its investment.

In February 2013, the Company received principal repayment on two mezzanine loans totaling $50,000 secured by a portfolio of retail shopping centers located throughout the United States. In connection with the repayment, the Company received a yield maintenance payment totaling $2,500. With the yield maintenance payment, the Company realized a 15% IRR on its mezzanine loan investment.

Corporate Governance – In February 2013, the Board of Directors appointed Megan Gaul as Chief Financial Officer, Secretary and Treasurer of the Company as of April 1, 2013. Ms. Gaul will assume those titles from Mr. Rothstein, who held those titles in addition to his existing titles of Chief Executive Officer and President. Ms. Gaul previously served as the Controller of the Manager, a position she has held since she joined Apollo Global Management, the owner of the Manager, in 2009.

Schedule IV — Mortgage Loans on Real Estate
December 31, 2012

Property Type	Location	Interest Rate	Final Maturity Date	Periodic Payment Terms	Face amount of loans	Carrying amount of loans
Commercial mortgage loans						
Hotel	New York	8.25%	Feb - 15	30 year	$ 31,571	$ 31,571
Office Condo (Headquarters)	New York	8.00%	Feb - 15	30 year	27,419	27,419
Hotel	Maryland	9.00%	Apr -15	25 year	25,273	25,273
Mixed Use	Massachusetts	1.98%	Dec -13	Interest only	17,287	14,105
Condo Conversion	New York	9.00%	Jan - 15	Interest only	45,000	44,553
Total commercial mortgage loans					146,550	142,921
Subordinate loans (1)						
Retail	Various US cities	12.24%	Dec - 19	Interest only	30,000	30,000
Retail	Various US cities	14.00%	Dec - 19	Interest only	20,000	20,000
Office	Michigan	13.00%	Jun - 20	25 year	8,912	8,912
Ski Resort	California	13.25%	May - 17	Interest only	40,000	39,831
Hotel Portfolio	New York	11.49%	July - 13	Interest only	25,000	25,000
Retail Center	Virginia	14.00%	Oct - 14	Interest only	26,243	26,243
Hotel	New York	12.00%	Feb - 14	Interest only	15,000	15,013
Hotel	New York	11.50%	Mar - 14	Interest only	15,000	15,000
Mixed Use	North Carolina	11.10%	Jul - 22	Interest only	6,525	6,525
Office Complex	Missouri	11.75%	Oct - 22	30 year	9,979	9,979
Hotel Portfolio	Various US cities	11.11%	Nov - 15	30 year	49,950	49,743
Condo Conversion	New York	9.00%	Jan - 15	Interest only	350	—
Total subordinate loans					246,959	246,246
Total					$393,509	$389,167(2)

(1) Subject to prior liens.
(2) The aggregate cost for federal income tax purposes is $389,167.

The following table summarizes the changes in the carrying amounts of mortgage loans during the 2012 and 2011.

Reconciliation of Carrying Amount of Loans

	2012	2011
Balance at beginning of year	$258,092	$168,680
New mortgage loans	159,465	98,936
Collections of principal	(31,408)	(9,524)
Discount accretion	3,018	—
Balance at the close of year	$389,167	$258,092

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

None.

Item 9A. Controls and Procedures.

A review and evaluation was performed by the Company's management, including the Company's Chief Executive Officer (the "CEO") and Chief Financial Officer (the "CFO"), of the effectiveness of the design and operation of the Company's disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act), as of the end of the period covered by this annual report on Form 10-K. Based on that review and evaluation, the CEO and CFO have concluded that the Company's current disclosure controls and procedures, as designed and implemented, were effective. Notwithstanding the foregoing, a control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that it will detect or uncover failures within the Company to disclose material information otherwise required to be set forth in the Company's periodic reports.

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting for the Company. Internal control over financial reporting is defined in Rules 13a-15(f) and 15d-15(f) promulgated under the Exchange Act as a process designed by, or under the supervision of, the Company's principal executive and principal financial officers and effected by the Company's Board, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP and includes those policies and procedures that:

- pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company;
- provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and
- provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risks that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

The Company's management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2012. In making this assessment, the Company's management used criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control-Integrated Framework.

Based on its assessment, the Company's management believes that, as of December 31, 2012, the Company's internal control over financial reporting was effective based on those criteria. There have been no changes in the Company's internal control over financial reporting that occurred during the quarter ended December 31, 2012 that have materially affected, or are reasonably likely to materially affect, its internal control over financial reporting.

The Company's independent registered public accounting firm, Deloitte & Touche LLP, has issued an attestation report on the effectiveness of the Company's internal control over financial reporting. This report appears on page 65 of this annual report on Form 10-K.

Item 9B. Other Information.

None.

PART III

Item 10. Directors, Executive Officers and Corporate Governance.

The information regarding the Company's directors, executive officers and certain other matters required by Item 401 of Regulation S-K is incorporated herein by reference to the Company's definitive proxy statement relating to its annual meeting of stockholders to be held on or about May 2, 2013 (the "Proxy Statement"), to be filed with the SEC within 120 days after December 31, 2012.

The information regarding compliance with Section 16(a) of the Exchange Act required by Item 405 of Regulation S-K is incorporated herein by reference to the Proxy Statement to be filed with the SEC within 120 days after December 31, 2012.

The information regarding the Company's Code of Business Conduct and Ethics required by Item 406 of Regulation S-K is incorporated herein by reference to the Proxy Statement to be filed with the SEC within 120 days after December 31, 2012.

The information regarding certain matters pertaining to the Company's corporate governance required by Item 407(c)(3), (d)(4) and (d)(5) of Regulation S-K is incorporated by reference to the Proxy Statement to be filed with the SEC within 120 days after December 31, 2012.

Item 11. Executive Compensation.

The information regarding executive compensation and other compensation related matters required by Items 402 and 407(e)(4) and (e)(5) of Regulation S-K is incorporated herein by reference to the Proxy Statement to be filed with the SEC within 120 days after December 31, 2012.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

The tables on equity compensation plan information and beneficial ownership of the Company required by Items 201(d) and 403 of Regulation S-K are incorporated herein by reference to the Proxy Statement to be filed with the SEC within 120 days after December 31, 2012.

Item 13. Certain Relationships and Related Transactions and Director Independence.

The information regarding transactions with related persons, promoters and certain control persons and director independence required by Items 404 and 407(a) of Regulation S-K is incorporated herein by reference to the Proxy Statement to be filed with the SEC within 120 days after December 31, 2012.

Item 14. Principal Accountant Fees and Services.

The information concerning principal accounting fees and services and the Audit Committee's pre-approval policies and procedures required by Item 14 is incorporated herein by reference to the Proxy Statement to be filed with the SEC within 120 days after December 31, 2012.

PART IV

Item 15. Exhibits and Financial Statement Schedule.

Documents filed as part of the report

The following documents are filed as part of this annual report on Form 10-K:

(1) Financial Statements:

The consolidated financial statements and related schedule of the Company, together with the independent registered public accounting firm's report thereon, are set forth on pages 65 through 95 of this annual report on Form 10-K and are incorporated herein by reference. See Item 8 "Financial Statements and Supplementary Data," filed herewith, for a list of financial statements.

(2) Financial Statement Schedule:

Schedule IV — Mortgage Loans on Real Estate as of December 31, 2012.

(3) Exhibits Files:

3.1* Articles of Amendment and Restatement of Apollo Commercial Real Estate Finance, Inc., incorporated by reference to Exhibit 3.1 of the Registrant's Form S-11, as amended (Registration No. 333-160533).

3.2* Articles Supplementary designating Apollo Commercial Real Estate Finance, Inc.'s 8.625% Series A Cumulative Redeemable Perpetual Preferred Stock, liquidation preference $25.00 per share, par value $0.01 per share, incorporated by reference to Exhibit 3.3 of the Registrant's Form 8-A filed on July 30, 2012 (File No.: 001-34452).

3.3* By-laws of Apollo Commercial Real Estate Finance, Inc., incorporated by reference to Exhibit 3.2 of the Registrant's Form S-11, as amended (Registration No. 333-160533).

4.1* Specimen Stock Certificate of Apollo Commercial Real Estate Finance, Inc., incorporated by reference to Exhibit 4.1 of the Registrant's Form S-11, as amended (Registration No. 333-160533).

4.2* Form of stock certificate evidencing the 8.625% Series A Cumulative Redeemable Perpetual Preferred Stock, liquidation reference $25.00 per share, par value $0.01 per share, incorporated by reference to Exhibit 4.1 of the Registrant's Form 8-A filed on July 30, 2012 (File No.: 001-34452).

10.1* Registration Rights Agreement, dated as of September 29, 2009, between Apollo Commercial Real Estate Finance, Inc. and the parties named therein, incorporated by reference Exhibit 10.1 of the Registrant's Form 10-Q for the period ending September 30, 2009.

10.2* Management Agreement, dated as of September 23, 2009, between Apollo Commercial Real Estate Finance, Inc. and ACREFI Management, LLC., incorporated by reference Exhibit 10.2 of the Registrant's Form 10-Q for the period ending September 30, 2009.

10.3* License Agreement dated as of September 23, 2009, between Apollo Commercial Real Estate Finance, Inc. and Apollo Global Management, LLC, incorporated by reference Exhibit 10.3 of the Registrant's Form 10-Q for the period ending September 30, 2009.

10.4* Apollo Commercial Real Estate Finance, Inc. 2009 Equity Incentive Plan, incorporated by reference to Exhibit 10.1 of the Registrant's Form S-8, as amended (Registration No. 333-162246).

10.5*	Form of Restricted Stock Award Agreement entered into by Apollo Commercial Real Estate Finance, Inc.'s directors, officers, Manager and certain of its personnel, incorporated by reference to Exhibit 10.3 of the Registrant's Form S-11, as amended (Registration No. 333-160533).
10.6*	Form of Indemnification Agreement entered into by Apollo Commercial Real Estate Finance, Inc.'s directors and officers, incorporated by reference to Exhibit 10.6 of the Registrant's Form S-11, as amended (Registration No. 333-160533).
10.7*	Purchase Agreement, dated as of July 25, 2011, among Apollo Commercial Real Estate Finance, Inc., ACREFI Management, LLC and J.P. Morgan Securities LLC incorporated by reference to Exhibit 10.1 of the Registrant's Form 10-Q for the period ending September 30, 2011.
10.8*	Registration Rights Agreement, dated as of July 29, 2011, between Apollo Commercial Real Estate Finance, Inc. and J.P. Morgan Securities LLC on behalf of certain holders named therein incorporated by reference to Exhibit 10.2 of the Registrant's Form 10-Q for the period ending September 30, 2011.
21.1	Subsidiaries of Registrant
23.1	Consent of Deloitte & Touche LLP.
31.1	Certification of Principal Executive Officer and Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1	Certification of Principal Executive Officer and Principal Financial Officer pursuant to Section 906 of 18 U.S.C. Section 1350 as adopted pursuant to the Sarbanes-Oxley Act of 2002.
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema
101.CAL	XBRL Taxonomy Extension Calculation Linkbase
101.DEF	XBRL Taxonomy Extension Definition Linkbase
101.LAB	XBRL Taxonomy Extension Label Linkbase
101.PRE	XBRL Taxonomy Extension Presentation Linkbase

* **Previously filed**

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Apollo Commercial Real Estate Finance, Inc.

Date: March 1, 2013

By: /s/ Stuart A. Rothstein
Stuart A. Rothstein
President, Chief Executive Officer, Chief Financial Officer, Treasurer, Secretary and Director

Pursuant to the requirements of the Securities Exchange Act of 1934, this report was signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Date: March 1, 2013

By: /s/ Joseph F. Azrack
Joseph F. Azrack
Director

Date: March 1, 2013

By: /s/ Stuart A. Rothstein
Stuart A. Rothstein
President, Chief Executive Officer,
Chief Financial Officer, Treasurer, Secretary and Director
(Principal Executive Officer, Principal Financial Officer and Principal Accounting Officer)

Date: March 1, 2013

By: /s/ Eric L. Press
Eric L. Press
Director

Date: March 1, 2013

By: /s/ Alice Connell
Alice Connell
Director

Date: March 1, 2013

By: /s/ Mark C. Biderman
Mark C. Biderman
Director

Date: March 1, 2013

By: /s/ Douglas D. Abbey
Douglas D. Abbey
Director

Date: March 1, 2013

By: /s/ Michael E. Salvati
Michael E. Salvati
Director

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Apollo Commercial Real Estate Finance, Inc.

Corporate Information

Board of Directors

Joseph F. Azrack
Chairman of the Board of Apollo Commercial Real Estate Finance, Inc.; Chairman-Real Estate of Apollo Global Management, LLC

Douglas D. Abbey
Member of the board of directors and Investment Committee of IHP Capital Partners

Mark C. Biderman
Consultant

Alice M. Connell
Managing Principal for Bay Hollow Associates, LLC; President and Chief Executive Officer of AM Connell Associates LLC

Michael E. Salvati
President of Oakridge Consulting, Inc.

Stuart A. Rothstein
Chief Executive Officer, President, Chief Financial Officer, Treasurer and Secretary of Apollo Commercial Real Estate Finance, Inc.; Partner and Chief Operating Officer-Real Estate of Apollo Global Management, LLC

Eric L. Press
Senior Partner-Private Equity of Apollo Global Management, LLC

Executive Officer[1]

Stuart A. Rothstein
Chief Executive Officer, President, Chief Financial Officer, Treasurer and Secretary of Apollo Commercial Real Estate Finance, Inc.; Partner and Chief Operating Officer-Real Estate of Apollo Global Management, LLC

Other Information

Stock Listing

Apollo Commercial Real Estate Finance, Inc.'s common stock is listed on the New York Stock Exchange under the symbol "ARI."

Manager

ACREFI Management, LLC
c/o Apollo Global Management, LLC
9 West 57th Street, 43rd Floor
New York, NY 10019

Transfer Agent

Wells Fargo Bank, N.A.
Shareowner Services
1110 Centre Point Curve, Suite 101
Mendota Heights, MN 55120
Shareowner Relations: 800-468-9716
Internet site: https://www.shareowneronline.com

Annual Meeting of Stockholders

Stockholders of Apollo Commercial Real Estate Finance, Inc. are cordially invited to attend the 2013 Annual Meeting of Stockholders scheduled to be held at the offices of Clifford Chance US LLP, 31 West 52nd Street, New York, New York, 10019, on May 2, 2013, at 12:00 p.m., Eastern Daylight Time.


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[1] Effective April 1, 2013, Stuart A. Rothstein will cease serving as Apollo Commercial Real Estate Finance, Inc.'s Chief Financial Officer, Treasurer and Secretary and Megan B. Gaul will be appointed to those positions.


APOLLO
Commercial Real Estate Finance

9 West 57th Street, 43rd Floor, New York, NY 10019